UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 January 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Circular re. EGM

THIS CIRCULAR AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this Circular and what action you should take, you are recommended to consult your independent professional adviser, who is authorised or exempted under the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) or the Investment Intermediaries Act 1995 (as amended), if you are resident in Ireland, or who is authorised under the Financial Services and Markets Act, 2000 (as amended), if you are resident in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside Ireland or the United Kingdom.

Your attention is drawn to the special arrangements for the Extraordinary General Meeting in response to the Coronavirus (“COVID-19”) pandemic, which are set out in this Circular.

If you sell or otherwise transfer or have sold or otherwise transferred all of your CRH plc shares (“Shares”), please forward this Circular and the accompanying Form of Proxy to the purchaser or transferee of such Shares or to the stockbroker, or other agent through whom the sale or transfer is/was effected for onward transmission to the purchaser or transferee.

CRH plc

NOTICE OF EXTRAORDINARY GENERAL MEETING

Replacement of CREST with Euroclear Bank for electronic settlement of trading in CRH plc Shares

Simplification of CRH’s share capital by the surrender and cancellation of the Income Shares

Amendment of the Articles of Association

Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 1 to 22 of this Circular, which contains the recommendation of the Board to Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below. You should read this Circular in its entirety and consider whether or not to vote in favour of the Resolutions in light of the information contained in this Circular.

Notice of the Extraordinary General Meeting of CRH plc to be held at Stonemason’s Way, Dublin 16 Ireland on Tuesday 9 February 2021 at 11.00 a.m. is set out in this Circular.

A form of proxy for use at the Extraordinary General Meeting is enclosed (“Form of Proxy”). If you wish to validly appoint a proxy, the Form of Proxy should be completed and signed in accordance with the instructions printed thereon, and returned by post to the Company’s Registrar, Link Registrars Limited, PO Box 1110, Maynooth, Co. Kildare, W23 F854, Ireland (the “Company's Registrar”) or by hand to Link Registrars Limited, Block C, Maynooth Business Campus, Maynooth, Co Kildare, W23 F854, Ireland as soon as possible but in any event so as to be received by the Company’s Registrar no later than 11.00 a.m. on Sunday, 7 February 2021.

Alternatively, electronic proxy appointment is also available for the Extraordinary General Meeting. This facility enables shareholders to appoint a proxy by electronic means by logging on to www.signalshares.com and entering the Company name: CRH plc. You will need to register for Signal Shares by clicking on “registration section” (if you have not registered previously) and following the instructions thereon.

For those shareholders who hold Shares in CREST, a shareholder may appoint a proxy by completing and transmitting a CREST Proxy Instruction to the Company’s Registrar, (ID Number 7RA08). In each case, the proxy appointment must be received electronically by no later than 11.00 a.m. on Sunday, 7 February 2021.

Further instructions on how to appoint a proxy are set out in the notes to the notice of the Extraordinary General Meeting (“EGM Notice”) and on the Form of Proxy.

Holders of American Depositary Shares (“ADS”) may instruct the ADS Depositary as to the way in which the Shares represented by their ADSs should be voted by completing and returning the voting card provided to such holders by the ADS Depositary in accordance with the accompanying instructions (including any applicable deadlines).

Preference Shareholders

The holders of 5% Cumulative Preference Shares and 7% “A” Cumulative Preference Shares are entitled to vote on resolutions 1, 2 and 3 as described in this Circular and set out in the Notice of the Extraordinary General Meeting on page 2 to 2. A form of proxy for use by Preference shareholders is enclosed (“Preference Form of Proxy”). If you wish to validly appoint a proxy, the Preference Form of Proxy should be completed and signed in accordance with the instructions printed thereon, and returned by post to the Company’s Registrar, Link Registrars Limited, PO Box 1110, Maynooth, Co. Kildare, Ireland or by hand to Link Registrars Limited, Block C, Maynooth Business Campus, Maynooth, Co Kildare, W23 F854, Ireland as soon as possible, but in any event so as to be received by the Company’s Registrar no later than 11.00 a.m. on Sunday, 7 February 2021.

Class general meetings (“Class Meetings”) of the holders of 5% Cumulative Preference Shares and 7% “A” Cumulative Preference Shares will also be held on 9 February 2021. Details in relation to the Class Meetings will be posted separately to the holders of the preference shares.

Important Note

Information in this Circular in relation to the process of the Migration and/or the Market Migration is based on information contained in the Euroclear Bank SA/NV (“Euroclear Bank”) Migration Guide (Version 2, October 2020) (the “EB Migration Guide”), to which the attention of all Shareholders holding Migrating Shares is specifically drawn. The EB Migration Guide has been made available for inspection, in the manner outlined in section 9 of Part 1 of this Circular.

In addition, information in this Circular in relation to the service offering available following the Migration from Euroclear Bank in the case of participants (“EB Participants”) in the central securities depositary operated by Euroclear Bank (the “Euroclear System”) and from Euroclear UK & Ireland Limited (“EUI”) in the case of CREST Depository Interests (“CDI”) holders is based on information contained in the EB Services Description, the EB Rights of Participants Document and the CREST International Manual respectively. All three documents have been made available for inspection, in the manner outlined in section 9 of Part 1 of this Circular.

Shareholders intending to hold their interests in Migrating Shares (as defined on page 14 herein) via the Euroclear System or CREST should carefully review the EB Migration Guide, the EB Services Description, the EB Rights of Participants Documents and the CREST International Manual (including any updated versions thereof to the extent they are published after the date of this Circular), together with the additional documentation made available for inspection as set out in section 9 of Part 1 of this Circular and should consider those documents and consult with their stockbroker, independent professional adviser or other intermediary in making their decisions with respect to their Migrating Shares.

The Company is not making any recommendation with respect to the manner in which Shareholders should hold their interests in the Company prior to, on, or subsequent to, the Migration. No reliance should be placed on the contents of this Circular for the purposes of any decision in that regard.

COVID-19 Notice

The well-being of Shareholders and our people is a primary concern for the Board and we are closely monitoring the COVID-19 situation and any advice by the Government of Ireland in relation to the pandemic. We will take all recommendations and applicable law into account in the arrangements for the holding of the Extraordinary General Meeting. If the current (or similarly more extensive) restrictions relating to COVID-19 are in force at the time of the Extraordinary General Meeting, the Company will be required to hold the Extraordinary General Meeting as a closed meeting (i.e. not generally open to the public).

In the likely event that the Extraordinary General Meeting will be a closed meeting, Shareholders will be provided with a facility to listen to the business of the meeting and ask questions. Details of this facility are set out in the notes to the notice convening the Extraordinary General Meeting. The Company continues to monitor the impact of COVID-19 and any relevant updates regarding the Extraordinary General Meeting, including any changes to the arrangements outlined in this Circular, will be available on www.crh.com/investors/shareholder-centre.

A Shareholder may also submit a question in advance in writing, to be received at least two business days before the meeting (i.e. 5 February 2021) by post to the Company Secretary, CRH plc, 42 Fitzwilliam Square, Dublin 2, Ireland or by email to mail@crh.com. All correspondence should include sufficient information to identify a Shareholder on the Register of Members, for example, an IVC number, which is an 11 digit unique identifier printed on the proxy form.

  EXPECTED TIMETABLE OF PRINCIPAL EVENTS

EGM Timetable

Publication date of this Circular (which included the Notice of Extraordinary General Meeting) and the Form of Proxy	15 January 2021
Latest time and date for receipt of Forms of Proxy in respect of Extraordinary General Meeting	11.00 a.m. on 7 February 2021
Voting Record Time	7.00 p.m. on 7 February 2021
Deadline for receipt of written questions in advance of the Extraordinary General Meeting	9.00 a.m. on 5 February 2021
Time and date of Extraordinary General Meeting	11.00 a.m. on 9 February 2021

Indicative Timetable for Key Migration Steps

The further dates below, which relate to the Migration, are indicative only, are subject to change, and will depend, amongst other things, on the date to be appointed by Euronext Dublin as the Live Date in accordance with the provisions of the Migration of Participating Securities Act 2019 (the “Migration Act”).

The Company will give notice of confirmed dates, when known, via its website on www.crh.com/investors/shareholder-centre. All times relating to the Migration in this timetable are subject to subsequent clarification and announcement.

EUI and Euroclear Bank to announce the Migration timetable.(1)	February/March 2021
Euronext Dublin to announce Live Date. It should be noted that the Company has no control over the selection of the Live Date and the timetable for the Migration consequent upon it.	Prior to Friday, 12 March 2021
Expected latest time and date for Shareholders who hold their Shares in uncertificated (i.e. dematerialised) form and who do not want their Shares to be subject to the Migration to withdraw the relevant Shares from the CREST System and hold them in certificated (i.e. paper) form.
Shareholders wishing to hold their Shares in certificated (i.e. paper) form prior to the Migration taking effect should make arrangements with their stockbroker or custodian in good time so as to allow their stockbroker or custodian sufficient time to withdraw their Shares from the CREST System prior to the closing date set out above for such CREST withdrawals.

Unless otherwise notified, by 12.00 p.m. on Thursday, 11 March 2021 at the latest (the “Latest Withdrawal Date”)
Expected latest time and date for Shareholders who hold their Shares in certificated (i.e. paper) form to deposit the relevant Shares into the CREST System and hold them in uncertificated (i.e. dematerialised) form so as to ensure that such Shares are subject to the Migration.(2)
Shareholders wishing to hold their Shares in uncertificated (i.e. dematerialised) form prior to Migration taking effect should make arrangements with a stockbroker or other custodian in good time so as to allow their stockbroker or custodian sufficient time to deposit their Shares into the CREST System prior to the time and date for such CREST deposits.

Expected to be no less than two (2) business days prior to the Live Date
Expected latest time holders of Shares can transfer their Shares from their account in EUI to an account in Euroclear Bank in which the Shares will be held under Euroclear Bank’s investor central securities depositary service until the Migration. The services described in the EB Services Description will however only become applicable as of the Live Date.

Any time before and until close of business on Friday, 12 March 2021
Latest date for allotments directly to CREST members.	Friday, 12 March 2021
The date when EUI has said it will cease settlement of trades in Irish Securities pursuant to the Irish CREST Regulations.	6.00 p.m. on Friday, 12 March 2021
Migration Record Date.	7.00 p.m. on Friday, 12 March 2021
Live Date.	Expected to be Monday, 15 March 2021
All trades conducted on the London Stock Exchange from, and including this date, will settle in CDI form via CREST. (3) (4)	Live Date - 2
All trades conducted on Euronext Dublin from, and including this date, will settle via Euroclear Bank.	Live Date
CREST members who wish to move all or part of a CDI holding to an EB Participant can do so by way of a cross-border delivery free of payment.	Following the start of business on the Live Date
Migrating Shares enabled as CDIs in CREST (please see below at Part 1, section 2 and Part 4 of this Circular for further information concerning CDIs). (3)	Commencement of trading on the Live Date
Expiry of EUI’s temporary equivalence pursuant to Implementing Decision 2020/1766.(5)	30 June 2021

Notes:

(1)
The dates specified in this table are the dates which the Company currently reasonably anticipates will be the Live Date and the date Migrating Shares are enabled as CDIs in the CREST System. The actual Live Date will be specified by Euronext Dublin in accordance with the provisions of the Migration Act and EUI/Euroclear Bank will confirm the timing of consequent steps. Should the Live Date change or not be as expected, the dates for other actions will change accordingly.

(2)
The expected latest time and date for Shareholders who hold their Shares in certificated form to deposit the relevant Shares into the CREST System and hold them in uncertificated form so as to ensure that such Shares are subject to the Migration, is not yet available, but is expected to be a number of days prior to the Live Date. As set out in the EB Migration Guide, the process for stock deposits made into the CREST System prior to the Migration will be dependent on the outcome of the review of the CREST Courier and Sorting Service (“CCSS”), as EUI’s current arrangements with TNT (owned by FedEx) for the CCSS was due to terminate in December 2020. EUI has indicated that it will share further information on when the ultimate deadline will be for a stock deposit into EUI prior to the Migration.

(3)
In regard to trades entered into on Thursday, 11 March 2021 and Friday, 12 March 2021, it is expected that these will settle in CDI on Monday 15 March 2021 and Tuesday 16 March 2021 respectively. Please refer to section 3.5.9 of the EB Migration Guide in respect of unsettled trades as at close of business on 12 March 2021.

(4)
On 2 December 2020, EUI announced that it will not be able to continue to settle in euro under the current TARGET2 arrangements from Monday, 29 March 2021. In the same announcement, EUI confirmed that it is investigating alternative arrangements with the aim that euro can continue as a settlement currency in the CREST system. Unless such alternative arrangements can be secured, this means that the final date for euro settlement (including the payment of dividends) in EUI will be Friday, 26 March 2021, following which all trades carried out on the London Stock Exchange will settle in pounds sterling or US dollars only. This could therefore impact holders of CDIs who wish to receive dividends in euro.

(5)
On 25 November 2020 the European Commission issued Implementing Decision 2020/1766, which determined that the legal and supervisory arrangements governing central securities depositaries established in the United Kingdom shall be considered to be equivalent to the requirements laid down in CSDR for a period of six months from 1 January 2021 to 30 June 2021. The European Securities and Markets Authority announced on 11 December 2020 that it will recognise EUI as a third country CSD at the end of the Brexit transition period.

(6)
All references in this table to times are to Dublin, Ireland times.

PART 1

CRH PLC

(Registered in Ireland No. 12965)

DIRECTORS

Richie Boucher (Non-Executive Director, Chairman)

Albert Manifold (Executive Director, Chief Executive)

Senan Murphy (Executive Director, Group Finance Director)

Gillian L. Platt (Senior Independent Director)

Richard Fearon (Non-Executive Director)

Johan Karlström (Non-Executive Director)

Shaun Kelly (Non-Executive Director)

Lamar McKay (Non-Executive Director)

Heather Ann McSharry (Non-Executive Director)

Mary K. Rhinehart (Non-Executive Director)

Lucinda J. Riches (Non-Executive Director)

Siobhán Talbot (Non-Executive Director)

REGISTERED OFFICE

42 Fitzwilliam Square, Dublin, D02 R279, Ireland

Chairman’s letter to Shareholders

15 January 2021

To the Holders of Ordinary and Preference Shares

Dear Shareholder,

Replacement of CREST with Euroclear Bank

for electronic settlement of trading in CRH plc Shares

Simplification of CRH’s share capital by the surrender and cancellation of the Income Shares

Notice of an Extraordinary General Meeting of CRH plc

to be held at Stonemason’s Way, Dublin 16, Ireland

on Tuesday, 9 February 2021 at 11.00 a.m. (“EGM”)

1.
Introduction

The purpose of this Circular is to convene the EGM in order to approve certain resolutions which are necessary to ensure the Company’s Shares can continue to be settled electronically when they are traded on the London Stock Exchange and Euronext Dublin and remain eligible for continued admission to trading and listing on those exchanges. If approved, these resolutions will have a direct impact on those larger shareholdings which are held in uncertificated (i.e. dematerialised/non-paper) form. There will be no immediate impact on those smaller shareholdings which are held in certificated (i.e. paper) form.

In order for trading in shares to be settled electronically, the shares must be in uncertificated (i.e. dematerialised/non-paper) form. Approximately 95% of the Company’s issued share capital is held in uncertificated form. These uncertificated shares (“Participating Securities” as more fully defined in Part 9 of this Circular) are not represented by any share certificates and nor do they need to be transferred by the execution of a written stock transfer form. Instead, they are currently transferred by operator instructions issued pursuant to the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (as amended) (“Irish CREST Regulations”) via the CREST System, which is the London-based securities settlement system (the “CREST System”) operated by Euroclear UK & Ireland Limited (“EUI”). Approximately 5% of the issued share capital of the Company is held by Shareholders who hold shares in certificated form. The Migration will have no immediate impact on these Shareholders and they will not need to take any action in respect of the Migration (other than voting in respect of the Resolutions should a Shareholder wish to do so) so long as they wish to continue holding their shares in certificated form.

The regulation of central securities depositaries (“CSDs”), which operate securities settlement systems, is harmonised across the EU under the EU Central Securities Depositories Regulation (Regulation (EU) No. 909/2014) (“CSDR”). As a result of the withdrawal of the United Kingdom from the EU (“Brexit”), and following the end of the Brexit transition period on 31 December 2020, EUI is no longer subject to EU law. On 25 November 2020 the European Commission issued Implementing Decision 2020/1766, which determined that the legal and supervisory arrangements governing CSDs established in the United Kingdom shall be considered to be equivalent to the requirements laid down in CSDR for a period of six months from 1 January 2021 to 30 June 2021. The European Securities and Markets Authority (“ESMA”) announced on 11 December 2020 that it will recognise EUI as a third country CSD at the end of the Brexit transition period.

In December 2018, Euronext Dublin announced that, based on the analysis it had carried out of four possible CSD options for settlement post-Brexit, it had selected the CSD operated by Euroclear Bank SA/NV, an international CSD incorporated in Belgium (“Euroclear Bank”), to replace the CREST System as the long-term CSD for Irish securities settlement (the “Market Migration”).

As it is essential for the Company that electronic settlement of trading of its Shares can continue on the London Stock Exchange and on Euronext Dublin, the purpose of the EGM is to consider, and if thought fit, approve a number of resolutions (the “Migration Resolutions”) which are intended to facilitate the migration of the Company’s Participating Securities from the CREST System to the CSD system operated by Euroclear Bank (the “Euroclear System”) in the manner described in this Circular (the “Migration”) and to make certain other changes to the Company’s Articles of Association. It is intended that the Migration of the Company's Shares will occur as part of the Market Migration, which is expected to occur in mid-March 2021.

If the Migration Resolutions are not passed, and the Company does not participate in the Migration, all Participating Securities in the Company will be required to be re-materialised into certificated (i.e. paper) form and Shareholders and other investors will no longer be able to settle trades in the Shares electronically. This could materially and adversely impact on trading and liquidity in the Shares as it would result in significant delays for Shareholders and investors wishing to sell or acquire Shares. It would also put at risk the continued admission to trading and listing of the Shares on the London Stock Exchange and on Euronext Dublin as the absence of electronic settlement of Shares would mean that the Company would cease to meet the eligibility criteria for admission to trading on the London Stock Exchange and Euronext Dublin. The Directors believe that the failure to participate in the Migration would have a material adverse impact on liquidity in, and could have a material adverse impact on the market value of the Shares as well as the relative attractiveness of the Shares for investors.

Neither the Migration, nor the proposed changes to the Articles of Association of the Company referred to below, are expected to impact on the on-going business operations of the Company. The Company will remain headquartered, incorporated and resident for tax purposes in Ireland. The nature and venue of the stock exchange listings of the Company will not change in connection with the Migration. The Company does not expect that the Migration will result in any change in the eligibility of the Company for the indices of which it is a constituent as of the date of this Circular.

2.
Simplification of CRH’s share capital by the surrender and cancellation of the Income Shares

The capital of the Company is divided into 5% Cumulative Preference Shares, 7% “A” Cumulative Preference Shares, Ordinary Shares and Income Shares. The Income Shares are unlisted shares which do not carry voting votes and are issued with, and tied to, Ordinary Shares. The Income Shares were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares.

Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company’s shares no longer carry a tax credit and as a result on 8 May 2002 the Articles of Association of the Company were amended to cancel elections for Income Shares. The Income Shares therefore no longer provide any benefit for Shareholders. In addition, the Income Shares represent an unnecessary complexity for the Company when undertaking the Migration. This is so because under the Articles of Association, the Income Shares are stapled to the Ordinary Shares. This means that whenever there is change in the register of members in respect of a holding of Ordinary Shares, the Company must ensure that this is mirrored by a corresponding change in the register for the corresponding holdings of the Income Shares. This has also meant that it has not been necessary to have the process settled via the CREST System. As the Income Shares are not in the CREST System, the ability to maintain this stapling both during and after the Migration in respect of shareholdings in the CREST System is not straightforward. For these reasons, the Board believes that it is in the best interests of the Company and its Shareholders to simplify the Company’s share capital by seeking shareholder approval for the cancellation of the Income Shares. This is the purpose of Resolution 4, 5 and 6 in the EGM Notice. The approval of these resolutions is not conditional on the Migration. If these resolutions are approved, the Income Shares will no longer form part of the share capital of the Company with effect from close of business on 9 February 2021.

3.
An explanation of how the Migration will affect the rights of registered shareholders (i.e. members) and the form through which shareholdings in the Company are held

Currently, anyone acquiring Participating Securities via the CREST System in accordance with the Irish CREST Regulations can either have the Participating Securities registered in its own name in the Company’s Register of Members, if it is a CREST member, or, if it is not a CREST Member, it can arrange for a custodian which is a CREST Member to hold the Participating Securities on its behalf, in which case the custodian will be registered as the holder of the Participating Securities in the Company’s Register of Members. In both cases, the owner of the Participating Securities is able to exercise all rights attaching to the Participating Securities either directly as the registered shareholder or indirectly via instructions given to the relevant custodian shareholder in accordance with the terms of the private contract entered into with the custodian.

The Euroclear System is structured as an ‘intermediated’ or ‘indirect’ system, which means that for so long as securities remain in the Euroclear System, Euroclear Bank’s nominee, Euroclear Nominees Limited (“Euroclear Nominees”) will be recorded in the Company’s Register of Members as the holder of the relevant Shares and trades in the securities will instead be reflected by a change in Euroclear Bank’s book-entry system. In addition, anyone acquiring an interest in the shares in the form of Belgian Law Rights via the Euroclear System must either be a participant in the Euroclear System (“EB Participant”) or arrange for an EB Participant to act as custodian on its behalf for its holding to be recorded in Euroclear Bank’s book-entry system.

As the Migration will require all of the uncertificated (i.e. dematerialised) Shares to move from the CREST System to the Euroclear System, this means that Euroclear Nominees will be registered as the sole legal holder of all of these Shares. Since neither Euroclear Bank nor Euroclear Nominees will be the ultimate owner of these Shares, they will only exercise rights attaching to such Shares in accordance with instructions given by the relevant EB Participant in accordance with Euroclear Bank’s Terms and Conditions governing use of Euroclear including the Operating Procedures of the Euroclear System (“EB Operating Procedures”).

The EB Operating Procedures, the EB Service Description and the EB Rights of Participants Documents set forth the services provided to all EB Participants with respect to interests in the Shares and are governed by Belgian law. The services available under the Euroclear System in respect of the indirect exercise of shareholder rights are set out in the EB Service Description, and the rights indirectly exercisable by an ultimate owner of Shares through the Euroclear System will not be as extensive as is currently the case for a person holding Participating Securities in the CREST System pursuant to the Irish CREST Regulations and exercising rights directly.

It is important to note that in addition to the limits placed on it by its EB Operating Procedures, Euroclear can only act on the instructions of an EB Participant since section 101 of the Companies Act makes it an offence for anyone to do any of the following without the approval of the owner of the relevant Shares:

(a)
obtain any interest in such Shares;

(b)
receive any money due to the owners of such Shares; or

(c)
vote at any meeting of the Company as if it were the true and lawful owner.

In addition, further limitations are placed on what can and cannot be done with respect to securities in the Euroclear System by the Belgian statutory provisions summarised in Part 5 of this Circular.

In order to both ensure an orderly transfer to the intermediated Euroclear model and also facilitate trading of Shares on the London Stock Exchange, Euroclear has arranged with EUI for CDIs to be issued to all former holders of Participating Securities on the Live Date (with the exception of the Shares represented by the ADSs). These CDIs will represent the Participating Securities deposited in the Euroclear System. In its book entry system, Euroclear Bank will record all of the deposited Participating Securities as being in the account of CIN (Belgium) Limited (the “CREST Nominee”). The CREST Nominee is an EB Participant and is nominee of the CREST Depository for the purpose of the creation of CDIs. The CREST Depository’s relationship with CREST members is governed by the global deed poll made on 25 June 2001 by the CREST Depository (the “CREST Deed Poll”). CDIs may also be of assistance for holders of Participating Securities who do not qualify as, or do not have a custody relationship with an entity which is an EB Participant. A Former Holder may then, at its own discretion, therefore continue to hold CDIs, or transfer its holding to an account in Euroclear Bank on a free-of-payment basis. Further information in relation to CDIs is set out in Part 6 of this Circular and a summary comparing the service offering of EUI with respect to CDIs and Euroclear Bank to EB Participants via the Euroclear System is set out at Part 4 of this Circular.

Part 4 of this Circular contains a high-level comparison of certain elements of the service offering which will be available following the Migration in relation to common corporate actions. In general terms there will be earlier deadlines for action (including deadlines for the submission of proxy instructions and restrictions on the withdrawal of proxy instructions by holders) than would currently apply and different procedural requirements (in some cases more onerous) than currently apply but the ability to vote electronically, to receive dividends and to participate in share issuances will be preserved in accordance with the terms of the service offering. Shareholders are strongly encouraged to consult the EB Migration Guide, the EB Services Description and the EB Rights of Participants Documents (including any updated versions thereof to the extent they are published after the date of the Circular), together with the additional documentation made available for inspection as set out in paragraph 9 of Part 1 of this Circular and should consider those documents in making their decisions with respect to their Migrating Shares.

Summary of effect of the Migration for holders of certificated shares (i.e. Shareholders with paper share certificates)

The legal effects of the Migration for holders of certificated shares can be summarised as follows:

●
Shareholders holding a direct interest in Shares in certificated (i.e. paper) form will continue to do so after the Live Date, without any further action being required.

●
The Migration will not affect the manner in which they hold their Shares or exercise their rights. No new share certificates will be issued in connection with the Migration.

This will also be the case for Shareholders that currently hold their Shares in the CREST System but who withdraw their Shares from the CREST System and hold them in certificated (i.e. paper) form prior to the latest time for doing so prior to the Migration.

Shareholders who wish to deposit Shares currently held in certificated (i.e. paper) form into the CREST System, in order for the Shares to be subject to the Migration, should either become a CREST member themselves or make arrangements with their stockbroker or CREST nominee in good time so as to allow their stockbroker or CREST nominee sufficient time to deposit their Shares into the CREST System by the closing date for CREST deposits prior to the Migration. Such Shareholders will then receive CDIs on Migration, as further referred to below.

As is the case currently, in the event that Shareholders holding certificated shares wish to settle a transaction in their shares on the London Stock Exchange or Euronext Dublin they will need to arrange for such shares to be dematerialised (which can be done through their broker) prior to settlement.

Approximately 5% of the issued share capital of the Company is held by Shareholders who hold in certificated form. These Shareholders, who are not directly impacted by the Migration, represent approximately 73% in number of the total registered Shareholders in the Company.

Summary of effect of the Migration for holders of Participating Securities (i.e. holders of uncertificated shares)

For Holders of Participating Securities, the immediate legal effects of the Migration can be summarised as follows:

●
Title to all Participating Securities on the Migration Record Date will become vested in Euroclear Nominees (which is incorporated in England and Wales).

●
Euroclear Nominees will be entered into the Register of Members as the holder of all Participating Securities.

●
Holders of Participating Securities will no longer be able to directly exercise certain rights as members of the Company in respect of such Participating Securities.

●
Furthermore, CREST Depository Interests (“CDIs”) will be issued in respect of all of the Shares held in electronic form to the CREST members on the Migration Record Date. Please see below at paragraph 4 and in Part 4 of this Circular for further information concerning CDIs and the arrangements which will apply to Shares represented by ADS. Once the CDIs have been issued, the relevant CREST members will then be able to either continue to hold via CDI or, subject to being, becoming, or having a custody relationship with, an EB Participant, will be able to hold via the Euroclear System.

●
The services which can be availed of via the Euroclear System are in respect of the indirect exercise of shareholder rights, and the rights indirectly exercisable by EB Participants in respect of these securities through the Euroclear System will not be as extensive as is currently the case for a person holding Participating Securities in the CREST System pursuant to the Irish CREST Regulations and exercising rights directly.

●
Euroclear Bank will only be able to take action with respect to the services it is providing where an instruction is received from the relevant EB Participant, which is recorded as entitled to Participating Securities in the book-entry records of Euroclear Bank. Only those EB Participants can directly exercise the foregoing rights and avail of the foregoing services in respect of the Participating Securities, unless otherwise available in the circumstances provided under Belgian law as further explained in Part 5 of this Circular (although the contractual relationship between the owner of an interest in Participating Securities and the relevant EB Participant may provide for the exercise of such rights and services). Unless a former Holder of Participating Securities at the Migration Record Date (a “Former Holder”) is or has become an EB Participant, the Former Holder will need to appoint an EB Participant to act on its behalf.

●
The rights of EB Participants (which will include CIN (Belgium) Limited which is the EB Participant in respect of the shares underlying the CDIs) to securities deposited in the Euroclear System, as well as the services being provided by Euroclear, are governed by Belgian law and by the Belgian Law governed contractual rights summarised in Part 5 of this Circular. The services available to EB Participants and to CDI holders will be governed by the EB Services Description and, additionally in the case of CDIs, the CREST International Manual. This is a significant change in both the form and nature of shareholding in the Company, and the substance of, and manner in which, rights can be exercised.

●
In the event of bankruptcy proceedings or resolution measures affecting Euroclear Bank, EB Participants have a right of recovery. This is a proprietary right to receive back the relevant quantity of securities in the event of bankruptcy proceedings or any other procedure where the rule of equal treatment of creditors applies. This recovery right must be brought collectively in respect of the pool of securities of the same issue held by EB Participants with Euroclear Bank. This is explained further in Part 5 of this Circular.

●
Article 12 of the Belgian Royal Decree No. 62 provides that where the pool of securities is insufficient (i.e. if there is a securities loss) to allow complete restitution of all due securities of a specific issue held on account with Euroclear Bank by all EB Participants, the pool must be allocated among the EB Participants/owners in proportion to their rights. The EB Participants will rank in priority to Euroclear Bank in circumstances where Euroclear Bank is also an owner of some of the securities.

●
Euroclear Bank has a statutory lien over financial instruments (including securities), cash, currencies and other rights held in the books of Euroclear Bank on behalf of the EB Participant’s underlying clients and Euroclear Bank may exercise this lien to secure any claim it has against the EB Participant in connection with the settlement of securities subscriptions, transactions in securities or currency-forward transactions, including claims resulting from loans or advances, which are carried out on behalf of the EB Participant’s underlying clients. Since the underlying clients are only entitled to a co-ownership right on the securities/shares deposited on the EB Participant’s client account with Euroclear Bank, all securities/shares on said account serve as collateral with respect to Euroclear Bank’s claim (that relates to transactions carried out on behalf of underlying clients), regardless of whether the particular underlying client was connected to the transaction.

●
Euroclear Bank has a statutory lien over financial instruments (including securities), cash, currencies and other rights held in the books of Euroclear Bank as an EB Participant’s own (i.e. proprietary) assets, which secures any claim Euroclear Bank has against the EB Participant in connection with the settlement of securities subscriptions, transactions in securities or currency-forward transactions, including claims resulting from loans or advances. In this instance only the EB participant’s own assets can be used as collateral (provided that Euroclear Bank’s claim does not relate to transactions carried out on behalf of underlying clients).

●
The existing CREST arrangements applicable to Participating Securities under the Irish CREST Regulations will cease to apply.

Shareholders who wish to hold their Participating Securities in certificated form so that they do not participate in the Migration can do so and should liaise with their broker or custodian in relation to how this can be done via the CREST System.

Shareholders who wish to transfer their Participating Securities to an account in Euroclear Bank prior to Migration can do so (in which event all the characteristics of a holding via the Euroclear System will apply to them prior to Migration but their ability to avail of the services available under the EB Services Description will only commence on Migration). In order to do this, the relevant Shareholders must either be or become an EB Participant or appoint an EB Participant to act on their behalf.

Information concerning the process for withdrawing securities from the Euroclear System post Migration is contained in the EB Services Description and is set out in paragraph 18 in Part 2 of this Circular. It is expected that entry of the transferee on the Register of Members of the Company can be effected within one (1) business day from receipt of a valid withdrawal, although it may take up to ten (10) business days after entry for the transferee to receive a share certificate, however entry on the Register of Members is prima facie evidence of a shareholding under Irish law.

Information on how to become an EB Participant can be accessed on the Euroclear website at https://www.euroclear.com/about/en/business/Becomingaclient/BecomingaclientEuroclearBank.html.

Holders of ADSs

The ADSs representing Shares are registered and delivered by The Bank of New York Mellon, as depositary (the “ADS Depositary”). The terms and conditions of the ADSs are set forth in the amended and restated deposit agreement dated as of 28 November 2006, entered into among the Company, the ADS Depositary and all holders from time to time of ADSs issued thereunder (the “ADS Deposit Agreement”). Currently, the Shares represented by the ADSs are held directly on the Register of Members via the CREST System in the name of a nominee of the ADS Depositary (the “CREST ADS Nominee”).

Because the Shares represented by the ADSs are Participating Securities, such Shares will be subject to the Migration. It is currently expected that, on the Live Date, the Shares represented by ADSs will cease to be held directly by the CREST ADS Nominee on the Register of Members in the CREST System, and Euroclear Nominees will be entered into the Register of Members as the holder of such Shares in place of the CREST ADS Nominee. Euroclear Bank will then credit the rights and interests in such Shares to the Euroclear Bank account of the CREST ADS Nominee and CDIs representing those Shares will be credited to the CREST account of the CREST ADS Nominee. The CREST ADS Nominee will on the same day direct CREST to cancel those CDIs and deliver the interests in the underlying Shares to the Euroclear Bank account of the ADS Depositary which is an EB Participant, by using cross-border delivery. As a result, the rights and interests of the ADS Depositary in such Shares represented by ADSs will comprise the Belgian Law Rights summarised in Part 5 of this Circular.

It is envisaged that the Migration will not require any changes to the terms of the ADSs or the Deposit Agreement. Following the Migration, it is expected that outstanding ADSs will continue to trade and settle on New York Stock Exchange in the same manner as before the Migration.

If holders of ADSs wish to exercise the rights of holders of Shares listed in Appendix 2 following the Live Date, then they should, prior to the Live Date, surrender their ADSs to the ADS Depositary for cancellation and arrange to hold the Shares represented by their ADSs in certificated (i.e. paper) form. Any surrender of ADSs and withdrawal of the Shares represented by such ADSs will result in the incurrence of (i) the charges specified in the Deposit Agreement for the surrender of the Company ADSs and (ii) any applicable taxes and/or governmental charges.

Following the Migration, in the event a holder of ADSs surrenders their ADSs to the ADS Depositary for cancellation, it is currently expected that the ADS Depositary would arrange to credit the Euroclear Bank account of such holder (or its designated EB Participant) with the rights and interests of the ADS Depositary (as an EB Participant) in the Shares represented by such ADSs.

Proposed amendments to the Articles of Association in order to address many of the shareholder rights which are not accommodated under the EB Services Description.

Appendix 2 of this Circular contains a list of rights of members that are not directly exercisable under the EB Services Description. The rights listed in Appendix 2 may be exercised directly by withdrawing the Participating Securities from Euroclear Bank (see below), resulting in a certificated (i.e. paper) holding, as described below. Shareholders wishing to hold their Shares in certificated form following the Migration are also advised that their ability to do so following 1 January 2023 (in respect of new issues of Shares) and 1 January 2025 (in respect of all issued Shares) will be subject to the model of dematerialisation which has yet to be devised by the Irish legislature in order to comply with the requirements of Articles 3(1) and 76(2) of CSDR.

Appendix 2 also refers to three changes to company law sought by Euroclear which have been implemented by the European Union (Consequential Provisions) Act 2020 (the “Brexit Omnibus Act”).

It is understood that the Company Law Review Group (the statutory body charged with monitoring, reviewing and advising the Minister for Business, Enterprise & Innovation in relation to company law in Ireland) has conducted a review of certain Irish company law provisions in light of the impending move to an intermediated settlement system. It is hoped that these legislative amendments will be advanced in the period prior to 1 January 2023 addressing some or all of the potential deficiencies in the exercise of shareholder rights.

In the interim and in order to minimise the negative impact from the loss of these rights, the Company is proposing that the Directors would have the discretion to facilitate the exercise of certain of these rights in certain circumstances and subject to certain requirements, by making amendments to the Articles of Association as part of the approval of Resolution 2. These amendments are also detailed in Part 8 of this Circular.

Holders of Participating Securities are strongly urged to read Appendix 2 as this appendix also indicates those rights which cannot be accommodated by the proposed amendments to the Company’s Articles of Association and would therefore need to be remedied by changes in law.

Withdrawal of Participating Securities from Euroclear System

Until the EU-wide dematerialisation deadline of 1 January 2025 required by Articles 3(1) and 76(2) of CSDR, it will be possible to withdraw the Participating Securities from Euroclear Bank and hold them in certificated (i.e. paper) form and/or by immobilisation in accordance with CSDR. Information concerning the process for withdrawing securities from Euroclear Bank is contained in the EB Service Description. Generally this involves the sending of an instruction by the EB Participant to Euroclear Bank, which will be communicated to the Registrar, which will proceed to effect a transfer of the relevant shareholding from Euroclear Nominees to the EB Participant or other transferee, whose name will be entered on the Register of Members. The time period for any such withdrawal of securities from Euroclear Bank has not yet been finalised but is expected to be longer than the equivalent period which would currently apply in respect of a withdrawal from the CREST System. After shares have been withdrawn from the Euroclear System to be held so that they become represented in certificated (i.e. paper) form, if the shareholder needs a stockbroker to sell the shares on its behalf on the London Stock Exchange or Euronext Dublin, the shares will need to be redeposited into the Euroclear System.

As a consequence of Section 1087C of the Companies Act it will not be necessary to execute a written instrument of transfer in order to withdraw shares from Euroclear (in favour of any holder of rights or interests in those securities) or transfer those securities from one authorised CSD to another.

Stock Lending

Persons engaged in stock lending and borrowing transactions in Shares, as currently facilitated as part of the EUI CREST service offering under the Irish CREST Regulations, should note that such services do not form part of the EB Services Description. Persons who wish to lend and borrow shares in the Company after the Migration may seek to register for Euroclear Bank’s automated Securities Lending and Borrowing programme or use one of the other services of Euroclear Bank that can achieve an equivalent effect. It is important for Shareholders to note that the foregoing change in service offering will have an impact on any stock lending and borrowing transactions in Shares that remain outstanding as at the Live Date. The CREST stock lending and borrowing service will remain available to CREST members holding CDIs via the CREST System.

4.
Preference Shareholder

Preference Shares which are also Participating Securities on the Record Date will become Migrating Shares in the same way as other Migrating Shares described in this Circular. The holders of the Preference Shares are being asked to vote on resolutions 1, 2 and 3 as these resolutions relate to the Migration. As resolutions 4, 5 and 6 do not affect the rights of the Preference Shareholders, the Preference Shareholders are not entitled to vote on those resolutions.

5.
Further background relating to the Migration

Since 1996, the electronic settlement of share trading in Irish incorporated companies has been carried out through the CREST System as operated by EUI. EUI is incorporated in England and Wales and is regulated in the UK by the Bank of England. Insofar as it applies to Irish companies, the CREST System is also regulated in Ireland by the Minister for Business, Enterprise and Innovation under the Irish CREST Regulations.

Since 17 September 2014, both EUI and Euroclear Bank have been central securities depositories operating in the EU for the purpose of the EU Central Securities Depositories Regulation. The aim of CSDR is to harmonise certain aspects of the settlement cycle and settlement discipline and to provide a set of common requirements for a CSD operating securities settlement systems across the EU. CSDR plays a pivotal role for post-trade harmonisation efforts in Europe, enhancing the legal and operational conditions for cross-border settlement in the EU.

EUI became an authorised CSD for the purposes of CSDR on 8 December 2020. Prior to this, it had been able to provide CSD services in Ireland on account of the ‘grandfathering provision’ in Article 69(4) of CSDR and the fact that the CREST System is regulated in Ireland by the Minister for Business, Enterprise and Innovation under the Irish CREST Regulations. Since 31 December 2020 (“Brexit Date”) EUI has ceased to be an authorised CSD for the purposes of CSDR. Notwithstanding this, EUI will continue to be able to provide its existing CSD services for shares in Irish companies until 30 June 2021 on account of Implementing Decision 2020/1766 issued by the European Commission on 25 November 2020 and ESMA’s announcement on 11 December 2020 that it will recognise EUI as a third country CSD with effect from the Brexit Date.

In December 2018, Euronext Dublin announced that, based on the analysis it had carried out of four possible CSD options for settlement post-Brexit, it had selected Euroclear Bank with a Belgian-based model to replace the CREST System as the long-term CSD for Irish securities settlement.

In May 2019, Euroclear Bank issued a White Paper which set out its proposal for Euroclear Bank to become the Issuer CSD for Irish corporate securities from March 2021.

On 26 December 2019, the Migration of Participating Securities Act 2019 (the “Migration Act”) was enacted with the intention that it would provide a legislative mechanism to facilitate the migration of Irish securities to an EU-based CSD. While the issue of CDIs to Former Holders who are CREST members, as described in this Circular, is a key part of the implementation of the Migration, it is not provided for in the Migration Act. Instead, this aspect of the Migration is to be covered by the taking of certain operational steps by Euroclear Bank, the CREST Nominee and the CREST Depository as set out in the EB Migration Guide and in accordance with the terms of the CREST Deed Poll and the CREST International Manual and the amendment of the Company’s Articles of Association, including by the adoption of the proposed new Article 18 pursuant to Resolution 2 and the approval of Resolution 3.

On 14 December 2020, the Company notified Euroclear Bank of its intention to seek shareholder consent in order for Participating Securities in the Company to be the subject of the Migration in accordance with the Migration Act (“Notification to Euroclear”). In the Notification to Euroclear, the Company confirmed that the following matters have been or will be done or satisfied in time for the Migration:

1)
the appointment of an issuer agent which meets or will by the time of the Migration meet Euroclear Bank’s requirements for being an issuer agent in respect of the Irish Issuer CSD service;

2)
nothing in the Company’s articles of association would prevent a shareholder from voting in the manner permitted by section 190 of Companies Act (i.e. on the basis of a poll);

3)
nothing in the Company’s articles of association would prevent voting at meetings from being conducted on the basis of a poll; and

4)
electronic proxy voting with respect to meetings of the Company may occur through the use of a secured mechanism to exchange electronic messages (as agreed with Euroclear Bank).

In the same letter, the Company set out its understanding of certain key aspects of the Migration mechanisms.

On 15 December 2020, the Company received a statement in writing from Euroclear Bank (as required by section 5(6)(a) of the Migration Act) to the effect that the provision of the services of the Euroclear Bank System to the Company will, on and from the Live Date, be in compliance with Article 23 of CSDR. In the same letter, the Company also received the statement from Euroclear Bank (as required by section 5(6)(b) of the Migration Act) to the effect that following (i) such inquiries as have been made of the Company by Euroclear Bank, and (ii) the provision of such information by or on behalf of the Company, in writing, to Euroclear Bank as specified by Euroclear Bank, Euroclear Bank is satisfied that the relevant Participating Securities in the Company meet the criteria stipulated by Euroclear Bank for the entry of the Participating Securities into the settlement system operated by Euroclear Bank. This confirmation from Euroclear Bank was stated as being subject to the information which the Company has provided to Euroclear Bank as mentioned in (ii) above being true and correct at the time of the Migration. These communications were all required before the Company could issue this Circular.

On 9 November 2020, the UK Chancellor and HM Treasury announced that the UK will be granting a package of equivalence decisions to the European Economic Area States (“EEA”), including the Member States of the European Union. This includes the Central Securities Depositories Regulation Equivalence Directions 2020 which will determine that CSDs in each EEA State are equivalent to Article 25 of the CSDR which will form part of UK law at the end of the Transition Period. With equivalence granted, the Bank of England can then assess CSDs in the EEA for recognition (subject to establishing co-operation arrangements with the relevant EU authorities), allowing those CSDs, once recognised, to continue to service UK securities and to exit the transitional regime contained in Article 69 CSDR and Part 5 of the UK Central Securities Depositories (Amendment) (EU Exit) Regulations 2018.

On 2 December 2020, EUI announced that it will not be able to continue to settle in euro under the current TARGET2 arrangements as defined in the CREST Manual from Monday, 29 March 2021. In the same announcement, EUI confirmed that it is investigating alternative arrangements with the aim that euro can continue as a settlement currency in the CREST system. Unless such alternative arrangements can be secured, this means that the final date for euro settlement in EUI will be Friday, 26 March 2021, following which all trades carried out on the London Stock Exchange will settle in pounds sterling or US dollars only.

6.
Implementation of the Migration

If the Migration Resolutions are passed, and the Company satisfies the other requirements applicable to the Migration becoming effective, title to all the Participating Securities in the Company at the Migration Record Date (“Migrating Shares”) will be vested in Euroclear Nominees as nominee for Euroclear Bank on the Live Date and Euroclear Nominees will be registered as the holder of all Participating Securities on the basis that they will be holding the Participating Securities on trust for Euroclear Bank on the Live Date. The Live Date has not yet been confirmed and will be specified by Euronext Dublin in accordance with the Migration Act. For the same reason, the Migration Record Date has not yet been confirmed and will be specified by the Company when the Live Date is known. The Live Date is currently expected to be on or around 15 March 2021 with the Migration occurring over the weekend immediately prior to the Live Date and then taking effect on the Live Date. The Company will give notice of further confirmed dates in connection with the Migration, when known, via its website on www.crh.com/investors/shareholder-centre.

While the issue of CDIs as described in this Circular is a key part of the implementation of the Migration, this is not provided for in the Migration Act. Instead, this aspect of the Migration is to be covered by additional provisions set out in the Brexit Omnibus Act, the amendment of the Company’s Articles of Association, including by the adoption of the proposed new Article 18 pursuant to Resolution 2, the approval of Resolution 3 and the measures and steps to be effected in accordance with and as envisaged by the EB Migration Guide.

Euroclear Bank and EUI have identified the following sequence of steps to be taken in order to implement the Migration:

●
At 2.55 p.m. on the Friday preceding the Migration weekend (which is expected to be Friday, 12 March 2021), EUI will stop the delivery versus payment settlement of the Participating Securities. EUI will continue to settle transfers until 6.00 p.m. on 12 March 2021 where the transfer of the securities does not require a corresponding transfer of funds.

●
There will then be a final reconciliation between EUI and the Registrar which is necessary so that the Participating Securities can be reclassified as CDIs in the CREST System.

●
By the Live Date, the Company will rely on the proposed new Article 18 pursuant to Resolution 2 and the approval of Resolution 3 in order to instruct its Company’s Registrar to enter the Euroclear Nominees into the Register of Members as the holder of the Migrating Shares (i.e. Participating Securities which are on the Register of Members at the Migration Record Date).

●
Euroclear Bank will credit its interest in such Shares (which it holds via Euroclear Nominees) to the account of the CREST Nominee, CIN (Belgium) Limited and the CREST Nominee will hold its interest in such Shares (i.e. the Belgian Law Rights) as nominee and for the benefit of the CREST Depository. The CREST Depository will, in turn, hold its interest in such Shares (i.e. the Belgian Law Rights) on trust and for the benefit of the holders of the CDIs.

●
With effect from the Live Date, each holding of Participating Securities credited to any stock account in the CREST System on the Migration Record Date will be disabled and enabled in the CREST System as a holding via CDIs which represent the Belgian Law Rights which are granted to the CREST Nominee as an EB Participant pursuant to Royal Decree No. 62 and represent the underlying Shares registered in the name of Euroclear Nominees.

●
On the Live Date, the CREST ADS Nominee will then direct CREST to cancel the CDIs represented by ADSs at such time and deliver the interests in the underlying Shares to the Euroclear Bank account of the ADS Depositary, which is an EB Participant.

The steps outlined above are only possible on account of the combined effect of provisions set out in the Brexit Omnibus Act, the amendment of the Company’s Articles of Association, including by the adoption of the proposed new Article 18 pursuant to Resolution 2, the approval of Resolution 3 and the measures and steps to be effected in accordance with and as envisaged by the EB Migration Guide. Under the proposed new Article 18 pursuant to Resolution 2 any holder of a Participating Security on the Migration Record Date shall be deemed to have consented to and authorised the carrying out of these steps with respect to its Participating Security. Any holder of Participating Securities who does not wish to give such consent and authorisation must withdraw the relevant Shares from the CREST System before the Latest Withdrawal Date.

While these steps are set out in the EB Migration Guide, neither Euroclear Bank nor EUI are required to do any of these steps by the Migration Act and nor has it been possible to put in place any contractual commitment requiring them to do so. If there is a systems failure on the part of Euroclear, EUI or the Company’s Registrar which prevents any of these steps from taking place as described above, the amended Article 18 pursuant to Resolution 2 makes it clear that a holder of Participating Securities shall have no recourse against the Company, the Directors or the Company’s Registrar. Under the Migration Act, Euronext Dublin has the power to appoint the Live Date and reserves the right to confirm the Live Date on the Live Date.

As indicated, upon completion of the foregoing steps, the Migrating Shares (other than Migrating Shares represented by ADSs) will be enabled as CDIs in the CREST System. If the Former Holder wishes to exercise the rights relating to the underlying Migrating Shares via the Belgian Law Rights in the Euroclear System, rather than CDIs in the CREST System, the Former Holder must:

(a)
be an EB Participant (or must appoint an EB Participant to hold the interest in the Migrating Shares on its behalf); and

(b)
transfer the Belgian Law Rights in respect of the Migrating Shares from the CREST International Account in Euroclear Bank to the account of another EB Participant by using cross-border delivery. The delivery instruction will need to match with a receipt instruction and all other settlement criteria required must be satisfied in order for the transfer to settle.

It will be for each Shareholder to decide whether, following the Migration, it will hold the Belgian Law Rights as EB Participants or hold its interest in the Participating Securities by way of CDIs representing those Belgian Law Rights. The practical result of the Migration taking effect will be that all Migrating Shareholders (other than ADS holders) will receive one CDI for each Migrating Share held at the Migration Record Date. Migrating Shareholders will then be entitled to choose whether (1) to continue to hold via CDI, or (2) to convert their holding via CDI into a holding of the Belgian Law Rights as an EB Participant (subject to such Migrating Shareholder being or becoming an EB Participant), or through a custodian, broker or other nominee which is an EB Participant. ADS holders will continue to hold their ADSs as before, but the ADS Depositary will (following cancellation of the CDIs initially received by it) hold the underlying Shares in its account with Euroclear Bank instead of in CREST through CDIs.

Information on how to become an EB Participant can be accessed on the Euroclear website at https://www.euroclear.com/about/en/business/Becomingaclient/BecomingaclientEuroclearBank.html.

For the avoidance of doubt, CDIs are separate and different from shares currently transferable via the CREST System. Currently legal title in shares entered in the Register of Members is transferred electronically in the CREST System. CDIs, however, are a technical means by which interests in Shares can be held in the CREST System as an alternative to holding Belgian Law Rights directly as an EB Participant. CDIs will allow a Shareholder to continue to hold interests in the CREST System (albeit indirectly) and to settle trades in the Shares conducted on the London Stock Exchange. Further information on CDIs is set out at Part 6 of this Circular.

Shareholders should further note that the Belgian Law Rights are not securities that can be traded. Instead, they are special co-ownership rights created by operation of law in respect of the pool of the Company's Shares of the same type (i.e. the same ISIN), which are held through the Euroclear System. Belgian law grants such rights to the relevant EB Participants, and, in certain specifically identified cases, to the holders of the underlying Shares. Further information on the Belgian Law Rights is set out in Part 5 of this Circular.

The European Central Bank has declined to permit settlement of trades on the London Stock Exchange in euro beyond March 2021 and EUI has advised that absent alternative arrangements it intends to cease euro settlement (which would include dividend payments) on 26 March 2021. This may therefore impact holders of CDIs who wish to receive dividends in euro. The settlement of Shares traded on the London Stock Exchange will occur via CDI through the CREST System in GBP and/or US dollar as of two (2) days following the Live Date and the settlement of Shares traded on Euronext Dublin will occur via Belgian Law Rights through the Euroclear System only as of two (2) days following the Live Date in euro. This is due to the respective requirements of, inter alia, the London Stock Exchange Trading Rules and the Euronext Dublin Trading Rules.

Where persons hold interests in Migrating Shares via a contractual arrangement with another party, such as a broker or other custodian, they should consult with that party as well as their independent professional advisers to ascertain the effect of the Migration on such interests.

7.
Resolutions proposed for consideration at the EGM

The holders of 5% Cumulative Preference Shares and 7% “A” Cumulative Preference Shares are being asked to vote on resolutions 1, 2 and 3 as these resolutions relate to the Migration. As resolutions 4, 5 and 6 do not affect the rights of the Preference Shareholders, the Preference Shareholders are not entitled to vote on those resolutions.

Resolution 1 – Shareholders’ consent to the Migration

Resolution 1 is being proposed in order to satisfy the requirement in sections 4, 5 and 8 of the Migration Act that the Shareholders of the Company pass a resolution (called a Special Resolution in the Migration Act) to approve of the Company giving its consent to the Migration. Unlike a special resolution provided for in the Companies Act, the Migration Act requires that this special resolution be approved at a general meeting at which there is in attendance at least three (3) persons holding or representing by proxy at least one-third in nominal value of the issued Shares in the Company. While the Migration Act is silent on the approval threshold, Resolution 1 is being proposed by the Board on the basis that it must be approved of by 75% or more of votes properly cast, in person or by proxy at the EGM.

As the Migration may be considered as affecting the rights or privileges of the holders of the Preference Shares, the holders of the Preference Shares will also be entitled to vote with the holders of the Ordinary Shares.

If Resolution 1 is approved, the consent of the Company to the Migration will, subject to the market wide migration proceeding, be given by a resolution of the Board (or a committee thereof) (the “Board Migration Resolution”), notice of which shall be published via an announcement through a Regulatory Information Service prior to the Live Date.

Resolution 2 – Approval and adoption of new Articles of Association of the Company

Resolution 2 is being proposed as a Special Resolution for the purposes of the Companies Act as it seeks to approve and adopt new Articles of Association of the Company to facilitate the new arrangements required as a result of the Migration and to take account of changes introduced by the Migration Act. The adoption of Resolution 2 is subject to the approval of Resolution 1. Resolution 2 must be approved of by 75% or more of votes properly cast, in person or by proxy at the EGM.

As these changes may be considered as affecting the rights or privileges of the holders of the Preference Shares, the holders of the Preference Shares will also be entitled to vote with the holders of the Ordinary Shares in respect of Resolution 2.

An explanation of the proposed changes to the Articles of Association is contained in Part 8 of this Circular. These changes will include an amendment to the Articles of Association of the Company so as to allow the Directors to take all steps necessary to implement the Migration Act including the processes and procedures described in the EB Migration Guide and instructing the Registrar of the Company to enter Euroclear Nominees into the Register of Members as the holder of the Migration Shares. The Company is also proposing that the Directors would have discretion to exercise their powers under the Articles of Association to facilitate the exercise of certain rights of registered shareholders (i.e. members), in appropriate requirements which would otherwise become un-exercisable directly by a holder of Participating Securities following the Migration.

A copy of the Articles of Association in the form amended by Resolution 2 (marked to highlight the proposed changes) is available (and will be so available until the conclusion of the EGM) on the Company’s website (www.crh.com/investors/shareholder-centre), in London as detailed at paragraph 9 below and will also be available at and for the duration of, the EGM.

If approved by Shareholders, the Articles of Association in the form amended by Resolution 2 will be effective on the date specified in the Board Migration Resolution.

Resolution 3 - To authorise and instruct the Directors to take all necessary steps to give effect to the Migration

Resolution 3 is being proposed as a special resolution for the purposes of the Companies Act. As the Migration involves the taking of certain procedural steps which are not specifically provided for in the Migration Act, including the issue of CDIs as explained in further detail at section 2 of Part 3, the Company is seeking Shareholder approval and direction by way of a special resolution to give flexibility to the Board to give effect to these arrangements. It is expected that any such arrangements will be in substantial conformity with measures taken by all Irish listed and traded issuers which participate in the Market Migration. Resolution 3 will authorise and instruct the Company to take any and all actions which the Directors, in their absolute discretion, consider necessary or desirable to implement the Migration and/or the matters in connection with the Migration referred to in this Circular (including the procedures and processes described in the EB Migration Guide as amended from time to time), including appointing any necessary parties to act as the agents of the holders of Migrating Shares in order to implement the Migration and/or matters in connection with the Migration referred to in the Circular (including the procedures and processes described in the EB Migration Guide as amended from time to time). The adoption of Resolution 3 is subject to the approval of Resolutions 1 and 2. Resolution 3 must be approved of by 75% or more of votes properly cast, in person or by proxy at the EGM.

As the issue of CDIs may be considered as affecting the rights or privileges of the holders of the Preference Shares, the holders of the Preference Shares will also be entitled to vote with the holders of the Ordinary Shares.

As resolutions 4, 5 and 6 do not affect the rights of the Preference Shareholders, the Preference Shareholders are not entitled to vote on those resolutions.

Resolution 4 - To authorise and instruct the Directors in regard to the cancellation of the Income Shares

In Resolution 4, the Company is seeking Shareholder approval to adopt a new Article 51(d) in the Articles of Association which would authorise and instruct the Directors to take any and all actions to effect the surrender and cancellation of the Income Shares. Resolution 4 is not conditional on the Migration taking place. If approved, the Income Shares would cease to exist with effect from the close of business on 9 February 2021. Resolution 4 must be approved of by 75% or more of votes properly cast, in person or by proxy at the EGM.

Resolution 5 - Diminish the authorised share capital by €25,000,000 from €426,297,940 to €401,297,940 divided into 150,000 5% Cumulative Preference Shares of €1.27 each, 872,000 7% "A" Cumulative Preference Shares of €1.27 each and 1,250,000,000 Ordinary Shares of €0.32 each

In Resolution 5, the Company is seeking Shareholder approval to diminish the authorised share capital by €25,000,000 from €426,297,940 to €401,297,940 divided into 150,000 5% Cumulative Preference Shares of €1.27 each, 872,000 7% "A" Cumulative Preference Shares of €1.27 each and 1,250,000,000 Ordinary Shares of €0.32 each. This change is subject to the approval of Resolution 4 and the completion of the surrender and cancellation of the Income Shares. Resolution 5 must be approved of by a simple majority or more of votes properly cast, in person or by proxy at the EGM.

Resolution 6 – Deletion of reference to Income Shares in the Articles of Association

In Resolution 6, the Company is seeking Shareholder approval to amend the Articles of Association by the deletion of all references to the Income Shares. This amendment is subject to the approval of Resolution 4 and the completion of the surrender and cancellation of the Income Shares. Resolution 6 must be approved of by 75% or more of votes properly cast, in person or by proxy at the EGM.

A copy of the Articles of Association in the form amended by Resolution 6 (marked to highlight the proposed changes) is available (and will be so available until the conclusion of the EGM) on the Company’s website (www.crh.com/investors/shareholder-centre), in London as detailed at paragraph 9 below and will also be available at and for the duration of, the EGM.

8.
Other Information

You should read this Circular in its entirety. Part 1 of this Circular summarises:

(a)
how the Migration will affect the rights of registered Shareholders, and the form through which shareholdings in the Company are held;

(b)
the range of rights indirectly exercisable through and services available via the Euroclear System;

(c)
how the rights indirectly exercisable through and services accessible to uncertificated shareholders following the Migration (provided via the Euroclear System and via CREST in respect of CDIs) differ from those currently provided;

(d)
further background relating to the Migration;

(e)
the implementation of the Migration;

(f)
certain regulatory matters, including certain company law provisions relevant to the Migration; and

(g)
where and how to inspect display documentation relating to the Migration.

Part 2 of this Circular contains a series of questions and answers that will hopefully address any queries you may have about the Migration. Part 3 provides further information for the purpose of section 6(1) of the Migration Act. Part 4 sets out a comparative summary of the Euroclear Bank service offering to EB Participants and the EUI service offering to CDI holders, each for Irish securities. Part 5 of this Circular contains further information on Belgian Law Rights relevant to a holding in the Euroclear System and Part 6 provides an overview of CDIs. Part 7 of this Circular contains certain information in relation to the tax impact of the Migration. Part 8 contains a description of the proposed changes to the Articles of Association of the Company to take account of the Migration, the cancellation of Income Shares and otherwise as explained in Part 8. Defined terms used in this Circular are explained in Part 9. The EGM Notice is set out at the end of this Circular in Appendix 1. Appendix 2 contains a list of those rights of members of Irish incorporated PLCs under the Companies Act that are not directly exercisable under the EB Services Description or CREST International Manual.

9.
Documentation on display

Copies of the following documents relevant to the Migration will be made available for inspection during normal business hours on any business day from the date of this Circular until the EGM in London at Arthur Cox’s London office at 12 Gough Square, London, EC4A 3DW, United Kingdom, and online at www.crh.com/investors/shareholder-center.

(a)
a copy of the Articles of Association marked to show the changes proposed to be made by Resolution 2;

(b)
a copy of the Articles of Association marked to show the changes proposed to be made by Resolution 6;

(c)
a copy of the notification issued by the Company to Euroclear Bank as required by section 5 of the Migration of Participating Securities Act 2019;

(d)
a copy of the statements issued by Euroclear Bank as required by section 5 of the Migration of Participating Securities Act 2019;

(e)
a copy of the section 6(4) Notice published by the Company;

(f)
the Euroclear Terms and Conditions (April 2019);

(g)
the EB Operating Procedures (October 2020);

(h)
the EB Services Description (October 2020);

(i)
the EB Rights of Participants Document (July 2017);

(j)
the EB Migration Guide (October 2020);

(k)
the CREST Manual (December 2020);

(l)
the CREST International Manual (provided within the CREST Manual) (December 2020);

(m)
the CREST Deed Poll (provided within the CREST International Manual);

(n)
the CREST Terms and Conditions (August 2020); and

(o)
the CREST Tariff Brochure (August 2020).

In accordance with applicable regulations and public health guidelines in force in the UK in connection with COVID-19, the Company requests Shareholders not to attend these offices but instead to inspect the documents on the Company’s website.

10.
Public Health Guidelines and the EGM

The well-being of our Shareholders and our people is a primary concern for the Directors. We are closely monitoring the COVID-19 situation and any advice by the Government of Ireland in relation to the pandemic. We will take all recommendations and applicable law into account in the arrangements for the holding of the EGM. Under the current COVID-19 regulations, Shareholders will not be able to attend the EGM in person and we would therefore encourage Shareholders to submit their Form of Proxy to ensure they can vote and be represented at the EGM. By submitting a Form of Proxy in favour of the chairman of the EGM you can ensure that your vote on the Resolutions is cast in accordance with your wishes without attending in person. If the current (or similarly more extensive) restrictions relating to COVID-19 are in force at the time of the EGM, the Company will be required to hold the EGM as a closed meeting (i.e. not generally open to the public).

In the likely event that the EGM will be a closed meeting, Shareholders will be provided with a facility to listen to the EGM remotely and follow the business of the meeting as outlined at section 11 below.

The Company continues to monitor the impact of COVID-19 and any relevant updates regarding the EGM, including any changes to the arrangements outlined in this Circular will be available on www.crh.com/investors/shareholder-centre.

In the event that it is not possible to hold the EGM either in compliance with public health guidelines or applicable law or where it is otherwise considered that proceeding with the EGM as planned poses an unacceptable health and safety risk, the EGM may be held as a closed meeting, or adjourned or postponed or relocated to a different time and/or venue, in which case notification of such adjournment or postponement or relocation will be given in accordance with applicable law and will be announced as explained in the previous paragraph.

11.
Action to be taken

The formal EGM Notice appears at Appendix 1 of this Circular and sets out the items to be transacted at the EGM.

Under the current COVID-19 regulations, Shareholders will not be able to attend the EGM in person and I would therefore urge all Shareholders, regardless of the number of Shares that you own, and regardless of whether you hold or wish to continue to hold your Shares in certificated form (i.e. paper) or electronically, to complete, sign and return your Form of Proxy as soon as possible but, in any event, so as to reach the Registrar by 11 a.m. on 7 February 2021. In the exceptional circumstances of the current COVID-19 pandemic, the CRH Board strongly encourages members to appoint the chairman of the meeting as their proxy, however, a member may appoint another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. If you appoint someone other than the chairman of the meeting to be your proxy, that person is unlikely to be able to attend the EGM if the prevailing COVID-19 measures require the Company to conduct the EGM as a closed meeting. Alternatively, Shareholders may register their proxy appointment and voting instructions electronically via the internet, or, where they hold their Shares in the CREST System, via the CREST Electronic Proxy Appointment Service. Details of how to do this are provided in the notes section on pages 2 to 2 of this Circular.

How to appoint a proxy electronically via signalshares.com and join remote audio facility

Shareholders will be provided with a facility to listen to the proceedings of the EGM remotely. To access this remote audio facility Shareholders should visit www.crh.com/investors/shareholder-centre using a smartphone, tablet or computer with an internet connection and click on the link which will be made available in advance of the EGM. Shareholders will then be prompted to enter their unique ‘Login Code’ and ‘PIN’. The Login Code is your IVC number, which is an 11 digit code is printed on the enclosed Form of Proxy. The PIN is the last 4 digits of the IVC. This will authenticate each Shareholder. Access to the audio facility will be available from 30 minutes before start of event although Shareholders will not be able to listen to the audio until the meeting is declared open. If a Shareholder wishes to appoint a proxy or to submit a Letter of Representation for a corporate representative for them to access the virtual audio-cast of the meeting on the Shareholders’ behalf, please contact the Registrars by telephone on +353 1 5530050* at least 48 hours before the time set for the meeting. If Shares are held within a Nominee Account and Shareholders’ wish to access the live audio-cast of the meeting, then Shareholders are required to contact their Nominee in order for them to obtain their Login Code and PIN from the Registrars for onward transmission to the Shareholder ahead of the meeting. Joint holders should contact the Registrars by telephone on +353 1 5530050* if more than one holder wishes to access the virtual audio-cast of the meeting. *Lines are open from 9.00 a.m. to 5.00 p.m. Monday to Friday, excluding Irish bank holidays.

Shareholders have a right to ask questions related to items on the EGM agenda and to have such questions answered by the Company subject to any reasonable measures the Company may take to ensure the identification of Shareholders. The live-audio cast of the EGM will provide Shareholders with a type-based facility to submit questions remotely during the EGM. This facility can be accessed by clicking on the link which will be available to left of the main screen once you enter the live-audio cast of the meeting. In addition, Shareholders may also submit a question in writing in advance of the meeting, to be received at least two business days before the meeting (i.e. 5 February 2021) by post to the Company Secretary, CRH plc, 42 Fitzwilliam Square, Dublin 2, Ireland or by email to mail@crh.com. All correspondence should include sufficient information to identify a Shareholder on the Register of Members, for example, an IVC number, which is an 11 digit unique identifier printed on the enclosed Form of Proxy. An answer is not required if (a) an answer has already been given on the Company’s website in the form of a “Q&A” or (b) it would interfere unduly with preparation for the meeting or the confidentiality or business interests of the Company or (c) it appears to the chairman of the meeting that it is undesirable in the interests of good order of the meeting that the question be answered.

12.
 Matters which remain to be clarified

The steps to implement the Migration are set out at Part 1 of this Circular. As the Migration Act provides only for an element of the Migration (the transfer of title in Participating Securities to Euroclear Nominees), it may be necessary for the Company or another agent of the Shareholders to enter into other arrangements with EUI and/or Euroclear Bank on behalf of Shareholders to give effect to the remaining elements of the Migration (involving the creation of CDIs and arrangements with EUI), which have not been clarified as of the date of this Circular. Resolution 3 is proposed to give flexibility to the Board to give effect to these arrangements to the extent they are clarified prior to Migration. It is expected that any such arrangements will be in substantial conformity with measures taken by all Irish listed and traded issuers which participate in the Market Migration.

13.
Recommendation

The Board is not making any recommendation with respect to the manner in which Shareholders should hold their interests in the Company prior to, on, or subsequent to, the Migration. Shareholders should make their own investigation in relation to the manner in which they may hold their interests in the Company at such times. Shareholders intending to hold their interests in Migrating Shares via the Euroclear System or as CDIs should carefully review the EB Migration Guide, the EB Services Description, the CREST International Manual and the EB Rights of Participants Documents (including any updated versions thereof to the extent they are published after the date of this Circular), together with the additional documentation made available for inspection as set out in paragraph 9 above and should consider those documents in making their decisions with respect to their Migrating Shares. Nothing in this Circular constitutes legal, tax or other advice, and if you are in any doubt about the contents of this Circular, you should consult your own professional adviser(s).

The impact of the Migration on shareholder rights, trading flows, liquidity, share custody costs, the nature, range and cost of corporate services, and the ease and ability for underlying Shareholders to exercise their economic rights, and the costs of so doing are not expected to be an improvement from the CREST System.  Nevertheless in order to ensure that following March 2021 electronic trading of the Company’s Shares may continue to be settled in compliance with EU law, and to ensure ongoing compliance with the electronic share trading requirements for listing on the London Stock Exchange and Euronext Dublin, the Board of Directors believes that each of the Migration Resolutions are in the best interests of the Company and its Shareholders as a whole. In addition, the Income Shares represent an unnecessary complexity for the Company when undertaking the Migration and considering that the Income Shares no longer provide any benefit for Shareholders the Board of Directors believes that each of Resolutions 4, 5, and 6 are in the best interests of the Company and its Shareholders as a whole. The Board of Directors therefore unanimously recommends that you vote in favour of each of these Resolutions, as they intend to do so themselves in respect of all of the 97,213 Shares (representing approximately 0.01 % of the issued ordinary share capital of the Company on that date) held or beneficially owned by them.

Yours faithfully,

Richie Boucher

Chairman

PART 2

QUESTIONS AND ANSWERS IN RELATION TO THE MIGRATION

The questions and answers set out below are intended to address briefly some commonly asked questions regarding the Migration. These questions and answers only highlight some of the information contained in this Circular and may not contain all the information that is important to you. Accordingly, you should read carefully the full contents of this Circular before deciding what action to take. If you are in any doubt as to the action you should take, you are recommended to consult your independent professional personal adviser, who is authorised or exempted under the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) or the Investment Intermediaries Act 1995 (as amended), if you are resident in Ireland, or who is authorised under the Financial Services and Markets Act 2000 (as amended), if you are resident in the United Kingdom, or from another appropriate authorised independent financial adviser if you are in a territory outside Ireland or the United Kingdom. The contents of this Circular, including this Part 2, should not be construed as legal, business, accounting, tax, investment or other professional advice.

1.
Why is the Migration being proposed?

It is a requirement of the continued admission of the Shares to trading and listing on the London Stock Exchange and Euronext Dublin that adequate procedures are available for the clearing and settlement of trades in the Shares conducted on those venues, including that the Shares are eligible for electronic settlement. At present, trading in Shares is settled electronically via the CREST System, which is the London-based securities settlement system operated by EUI. Only Shares which are held in uncertificated (i.e. dematerialised) form are eligible for admission to the CREST System. Approximately 95% of the Company’s issued share capital is currently held in uncertificated form.

As it is essential for the Company that electronic settlement of trading of its Shares can continue in order to ensure ongoing compliance with the electronic share trading requirements for listing on the London Stock Exchange and Euronext Dublin, the Directors believe that it is appropriate to seek admission of the Company’s Shares to an alternative securities settlement system that will facilitate the electronic settlement of trades in the Company’s Shares following Brexit.

In December 2018, Euronext Dublin announced that, based on the analysis it had carried out of four possible post-Brexit securities settlement options, it had selected the CSD system operated by Euroclear Bank SA/NV, an international CSD incorporated in Belgium to replace the CREST System as the long-term securities settlement system for Irish issuers. At the date of this Circular, no alternative securities settlement system authorised to provide settlement services in respect of Irish securities has been actively engaging with Irish market participants to facilitate the transition of Irish shares to its settlement system.

Accordingly, the Migration of those Shares which are held in uncertificated form on a designated Live Date from the CREST System to the Euroclear System is being proposed in order to preserve the continued listing and admission to trading of the Shares on Euronext Dublin and the London Stock Exchange. Further consequences of the failure to implement the Migration are discussed in the response to Question 2 below.

2.
What happens if the Migration is not approved at the EGM?

If the Migration Resolutions are not passed and the Company is therefore unable to participate in the Migration, all Shares in the Company which are currently held in uncertificated (i.e. dematerialised) form through the CREST System will be required to be re-materialised into certificated (i.e. paper) form and Shareholders and other investors will no longer be able to settle trades in the Shares electronically.

This would materially and adversely impact on trading and liquidity in the Shares as it would result in significant delays for Shareholders and investors wishing to sell or acquire Shares. It would also put at risk the continued admission to trading and listing of the Shares on the London Stock Exchange and on Euronext Dublin as the absence of electronic settlement of Shares would mean that the Company would cease to meet the eligibility criteria for admission to trading on the London Stock Exchange and on Euronext Dublin. The Directors believe that the failure to participate in the Migration would have a material adverse impact on liquidity in, and could have a material adverse impact on the market value of the Shares/ADSs as well as the relative attractiveness of the Shares/ADSs for investors.

3.
What do I need to do in relation to the Migration?

You are encouraged to complete, sign and return the Form of Proxy to vote on the Resolutions as explained on the front page of this Circular and in the EGM Notice.

Any further actions that you may take/wish to take will depend on whether you hold and/or wish to continue to hold, your Shares in certificated (i.e. paper) form or in uncertificated (i.e. dematerialised) form. These possible actions are referred to below.

4.
If the Migration Resolutions are approved, when will the Migration occur?

The Migration is expected to occur in mid-March 2021, with the Live Date to be specified by Euronext Dublin in accordance with the provisions of the Migration Act. It is currently expected that the Live Date will be 15 March, 2021, with the Migration occurring over the weekend immediately prior to the Live Date and then taking effect on the Live Date.

5.
Will the Migration affect the business or operations of the Company?

No. Neither the Migration, nor the proposed changes to the Articles of Association of the Company, will impact on the on-going business operations of the Company. The Company will remain headquartered, incorporated and resident for tax purposes in Ireland. The Company’s stock exchange listings will not be changed by the Migration. The Company does not expect that the Migration will result in any change in the eligibility of the Company for the indices of which it is a constituent as of the date of this Circular. In addition, the ISIN relating to the Shares will be unchanged.

6.
I hold my Shares in certificated (i.e. paper) form and wish to continue to do so. What action should I take and what is the latest date for any such action?

Shares which are held in certificated (i.e. paper) form on the Migration Record Date will not be subject to the Migration and can continue to be held in certificated (i.e. paper) form, at the option of the Shareholder.

Accordingly, Shareholders holding their Shares in certificated (i.e. paper) form and wishing to continue to do so following the Migration are not required to take any action in advance of the Migration (other than voting in respect of the Resolutions should a Shareholder wish to do so).

Shareholders wishing to hold their Shares in certificated form following the Migration are also advised that their ability to do so following 1 January 2023 (in respect of new issues of Shares) and 1 January 2025 (in respect of all issued Shares) will be subject to the model of dematerialisation adopted in order to comply with the requirements of Articles 3(1) and 76(2) of CSDR.

7.
I hold my Shares in certificated (i.e. paper) form but I would like to hold them in uncertificated form in CREST (via CDI) with effect from the Migration. What action should I take and what is the latest date for any such action?

Shareholders currently holding their Shares in certificated (i.e. paper) form and wishing to hold their interests in book-entry form via CDIs in the CREST System following the Migration should become a CREST member or engage the services of a broker or custodian who is a CREST member in order to have their Shares admitted to the CREST System so that they are held in uncertificated form within the CREST System in advance of the Migration Record Date. If they wish to have this completed before Migration so that the relevant Shares participate in the Migration, they will need to have completed the deposit of their Shares into the CREST System prior to the Migration in accordance with the timelines to be confirmed by EUI. This deposit will not be subject to Irish stamp duty as long as there is no change in ownership.

8.
I hold my Shares in certificated (i.e. paper) form but I would like to hold them via Belgian Law Rights in the Euroclear System as soon as possible following the Migration. What action should I take?

Shareholders wishing to hold their interests in electronic form via Belgian Law Rights directly in the Euroclear System following the Migration must be or become EB Participants (or must appoint an EB Participant to hold the Belgian Law Rights on their behalf) and will need to make arrangements to have their certificated Shares deposited into the Euroclear System following the Migration. Belgian Law Rights differ from the rights attaching to certificated shares. Please see Part 5 for an explanation of what it means to hold Belgian Law Rights.

Where a Shareholder is not an EB Participant and does not wish to become an EB Participant, it should consult its broker or custodian in order to arrange for the relevant Shares to be deposited into the Euroclear System and held in electronic form via Belgian Law Rights by an EB Participant on behalf of that Shareholder using arrangements put in place by such broker or custodian. Information on how to become an EB Participant can be accessed on the Euroclear website at:

https://www.euroclear.com/about/en/business/Becomingaclient/BecomingaclientEuroclearBank.html.

These arrangements can also be put in place prior to the Migration as referred to in section 3.5.8 of the EB Migration Guide and will enable a holding through the Euroclear System following the Migration once the transfer out of the initial CDIs holding has been completed, or at any time following the Migration. If such arrangements are effected before the Migration, the Shares will be transferred to an account in Euroclear Bank in which the Shares will be held under Euroclear Bank’s investor CSD service until the Migration. The services described in the EB Services Description will however only become applicable as of the Live Date.

Depositing Shares in the Euroclear System will not be subject to Irish stamp duty as long as there is no change in ownership.

9.
I hold my Shares in uncertificated (i.e. dematerialised) form; through the CREST System and intend to continue to hold my interests through the CREST System (via CDI) with effect from the Migration. What action should I take and what is the latest date for any such action?

Shares which are held in uncertificated (i.e. dematerialised) form through the CREST System on the Migration Record Date will automatically be subject to the Migration and will be held in book-entry form via CDIs in the CREST System following the Migration, unless Shareholders take the steps referred to in the response to Question 10 below (in which case their interests will be held via Belgian Law Rights in the Euroclear System).

Accordingly, no action is required to be taken in advance of the Migration (other than voting in respect of the Migration Resolutions should a Shareholder wish to do so) by Shareholders wishing to hold their interests in book-entry form via CDIs in the CREST System following the Migration.

10.
I hold my Shares in uncertificated (i.e. dematerialised) form; that is, through the CREST System and wish to hold my interests via Belgian Law Rights in the Euroclear System as soon as possible. What action should I take and what is the latest date for any such action?

Shareholders wishing to hold their interest in electronic form via Belgian Law Rights in the Euroclear System rather than via CDIs in the CREST System following the Migration, must be or become an EB Participant (or must appoint an EB Participant to hold the Belgian Law Rights on their behalf) and must transfer such Belgian Law Rights from the CREST International Account in Euroclear Bank to the account of another EB Participant by way of cross-border delivery. Upon matching with a pending receipt instruction from the EB Participant, the transfer will settle if the applicable other settlement conditions are satisfied. As referred to in the response to Question 8 above, these transfers can occur following the Migration and can also occur ahead of the Migration as referred to in section 3.5.8 of the EB Migration Guide.

11.
I hold my Shares in uncertificated (i.e. dematerialised) form through the CREST System but I do not wish for my Shares to be part of the Migration. What action should I take and what is the latest date for any such action?

If a Shareholder does not wish their Shares to participate in the Migration they will need to hold their interests in certificated (i.e. paper) form before the Migration Record Date. To do this they will need to withdraw the relevant Shares from the CREST System prior to the Migration (by a time which will be confirmed closer to the Migration). Based on the Expected Timetable of Principal Events the deadline for this action will be 12.00 p.m. on Thursday, 11 March 2021 and any changes to these dates will be published on the Company’s website.

Shareholders wishing to hold their Shares in certificated (i.e. paper) form prior to the Migration taking effect should make arrangements with their broker or custodian in good time so as to allow their stockbroker or custodian sufficient time to withdraw their Shares from the CREST System prior to the closing date set out above for CREST withdrawals.

12.
If I continue to hold my Shares in certificated (i.e. paper) form following the Migration, what impact will the Migration have in relation to my shareholding?

Shares which are held in certificated (i.e. paper) form on the Migration Record Date will not be subject to the Migration and can continue to be held in certificated (i.e. paper) form following the Migration, at the option of the Shareholder.

While it is not expected that the Migration will initially directly impact Shareholders who continue to hold their Shares in certificated (i.e. paper) form, such Shareholders should note that, as is currently the case, in order to settle an on market trade in their Shares following the Migration, they will need to effect a deposit of their Shares by depositing them into the Euroclear System, to be held via Belgian Law Rights or into the CREST System to be held via CDIs, prior to such trades occurring. Any such deposit of Shares will entail interaction with a broker and/or custodian and may involve certain costs being incurred and/or, a delay in execution of a share trade being experienced by the Shareholder which may differ from the comparable process applicable in respect of deposit of Shares into the CREST System.

Depositing Shares in the Euroclear System will not be subject to Irish stamp duty as long as there is no change in ownership.

13.
If I hold my Shares as an EB Participant or through an EB Participant following the Migration, what impact will the Migration have in relation to my shareholding?

After the Migration, Euroclear Nominees will hold title to all Shares admitted to the Euroclear System. As a result, Euroclear Nominees will be recorded in the Register of Members of the Company as the holder of the relevant Shares. EB Participants’ rights with respect to the Shares deposited in the Euroclear System will be governed by Belgian law (through Belgian Law Rights) and the EB Services Description.

Holding Shares through the Euroclear System will entail share custody costs and certain differences in the nature, range and cost of corporate services, including with respect to the manner in which voting rights can be exercised in person or by proxy, relative to a direct holding of Shares through the CREST System.

Shareholders who anticipate holding their Shares via the Euroclear System should familiarise themselves with the EB Services Description in this regard.

14.
What is a CDI and why is it relevant in relation to the Migration?

“CDI” stands for CREST Depository Interest. CDIs are issued via the CREST System and can be used as an alternative to holding Belgian Law Rights as an EB Participant. Following the Migration, holders of Irish Securities wishing to continue to hold and settle transactions in Irish Securities in the CREST System, including in respect of all trades executed on the London Stock Exchange, will only be able to do so for their Shares held via CDIs.

It is only possible to hold and transfer certain securities in the CREST System, (this currently includes shares constituted under Irish law (“Irish Securities”)). Once it ceases to be possible to hold, settle or transfer Irish Securities directly through the CREST System, EUI can facilitate the issuance of CDIs representing such Irish Securities, in order to provide an alternative settlement mechanism involving CREST. A CDI is issued by the CREST Depository to CREST members and represents an entitlement to identifiable underlying securities.

Each CDI issued on Migration will reflect the Belgian Law Rights related to each underlying Migrating Share. On Migration each Migrating Shareholder will receive one CDI for each Migrating Share held by them at the Migration Record Date. Some Former Holders may not wish to hold CDIs and may instead choose to hold their interests via Belgian Law Rights through the Euroclear System. To do this the Former Holder must be or become an EB Participant (or must appoint an EB Participant to hold the Participating Securities on its behalf) and must transfer such Participating Securities from the CREST International Account in Euroclear Bank to the account of another EB Participant by way of cross-border delivery instruction in accordance with Euroclear Bank’s procedures. The delivery instruction will need to match with a receipt instruction in order for the transfer to settle. Please see the response to Question 10 above as to what steps should be undertaken to convert a holding via CDIs into a holding via Belgian Law Rights.

15.
If I hold my Shares through a CDI following the Migration, what is the impact of this type of holding?

Following the Migration, holders of CDIs will not be the registered holders of Shares to which they are entitled. Rather, immediately following the Migration, their interests in the Migrating Shares will be held through an intermediated chain of holdings, whereby Euroclear Nominees will hold the legal interest in the Shares transferred to it, on trust for Euroclear Bank, and will be the registered holder of such Shares entered on the Register of Members. Euroclear Bank will credit its interest in such Shares to the account of the CREST Nominee, and the CREST Nominee will hold its interest in such Shares (i.e. the Belgian Law Rights) as nominee and for the benefit of the CREST Depository. The CREST Depository will, in turn, hold its interest in such Shares on trust and for the benefit of the holders of the CDIs.

Holding by way of a CDI will entail international custody costs and certain differences in the nature, range and cost of corporate services, including with respect to the manner in which voting rights can be exercised in person or by proxy, relative to a direct holding in the CREST System or relative to a position in Euroclear Bank.

The manner (if you do not now hold Shares through a custodian/nominee) and time period within which any such voting rights may be exercised by CDI holders may differ from arrangements that would currently apply in respect of direct holdings in the CREST System or in the Euroclear System.

16.
If I hold ADSs, what is the impact of Migration on this type of holding?

Because the Shares represented by the ADSs are Participating Securities, such Shares will be subject to the Migration. It is expected that, on the Live Date, the Shares representing ADSs will cease to be held directly by the CREST ADS Nominee on the Register of Members in the CREST System, and the Euroclear Nominees will be entered into the Register of Members as the holder of such Shares in place of the CREST ADS Nominee. Following the Live Date, the interests in the underlying Shares will be held by the ADS Depositary, which is an EB Participant. As a result, the rights and interests of the ADS Depositary in such Shares represented by ADSs will comprise the Belgian Law Rights summarised in Part 5 of this Circular.

The Board does not currently expect that the Migration will require any changes to the terms of the ADSs or the Deposit Agreement. The Board currently expects that, following the Migration, outstanding ADSs will continue to trade and settle on New York Stock Exchange in the same manner as before the Migration.

17.
What are the taxation implications of the Migration?

You should refer to Part 7 of this Circular in relation to taxation. Shareholders should consult their own tax advisers about the tax consequences which may arise as a result of being Migrating Shareholders and the acquisition, ownership and disposition of Shares in the future. In general terms, as referred to therein legislation is being enacted in Ireland which seeks to provide that the Migration is a tax neutral event for Shareholders and that the Irish taxation regime subsequently applying is not materially different from that currently applying.

In general terms, as referred to in Part 7 of this Circular, from a UK tax perspective the Migration should be not give rise to a chargeable gain or loss for UK Shareholders (as defined in Part 7 of this Circular) and the UK taxation regime subsequently applying should not be materially different from that which currently applies.

US Holders (as defined in Part 7 of this Circular) are not expected to recognise any gain or loss for US federal income tax purposes as a consequence of the Migration.

It is unclear whether the Migration would be viewed as a transfer of ownership in the Migrating Shares triggering the taxation of unrealized capital gains for Holders that are French tax residents. Such Holders are invited to consult with their usual tax adviser as to the tax treatment of the Migration in France.

In general terms, as referred to in Part 7 of this Circular, Shareholders, whether they be Belgian residents or not, are not expected to be subject to Belgian income tax on capital gains as a consequence of the Migration on the basis that the Migration should normally not give rise (or should not be treated as giving rise) to a definitive disposal of the Shares.

As tax laws may change, Shareholders should consult their own tax advisers about the tax consequences which may arise as a result of being Migrating Shareholders and the acquisition, ownership and disposition of Shares in the future.

18.
How do I withdraw my Shares from either the Euroclear System or the CREST System following the Migration in order to become a registered (certificated) holder?

The procedures for withdrawing Shares will be different depending on whether a holder of Participating Securities holds his interests through the Euroclear System via Belgian Law Rights or through the CREST System via CDIs.

Withdrawal of Participating Securities from the Euroclear System to become a registered (certificated) holder

The process involved in order to withdraw the Participating Securities from Euroclear Bank and hold them in certificated (i.e. paper) form is contained in the EB Services Description. This involves the sending of an instruction by the EB Participant to Euroclear Bank, which will be communicated to the Registrar, which will proceed to effect a transfer of the relevant shareholding from Euroclear Nominees to the transferee whose name will be entered on the Register of Members. The time period for any such withdrawal of securities from the Euroclear System, is expected to be within one (1) business day such that the owner of the Participating Securities will be entered on the Register of Members of the Company within one business day. It may take up to ten (10) business days for a transferee to receive the relevant share certificate; however, entry on the Register of Members is prima facie evidence of a shareholding under Irish law.

Former Holders whose interests in Shares are held through EB Participants (or other nominees) on their behalf will need to engage with their stockbroker or other custodian to procure that the steps outlined above are taken on their behalf by the relevant EB Participant. For a description as to what EB Participants need to do to withdraw their Shares from Euroclear Nominees into a direct name on register (mark-down), please refer to the EB Services Description section “4.2.3 Mark-up and Mark-down”.

Withdrawal of Participating Securities from CREST to become a registered (certificated) holder

The process involved in order to withdraw the Participating Securities from the CREST System (which are held via CDIs following the Migration as described in Part 3 and Part 4 of this Circular) is as provided in the CREST International Manual and requires a cancellation of CDIs in the CREST System and the receipt of the relevant Belgian Law Rights into a shareholding account with a depository financial institution which is an EB Participant. This involves the input of a cross-border delivery instruction in favour of the relevant EB Participant, which should separately input a matching cross-border receipt instruction to ensure receipt of the Belgian Law Rights. After this, the process to withdraw the Participating Securities from the Euroclear System is as described above. It is expected that the time period to withdraw the CDIs and receive the Belgian Law Rights into the Euroclear System will be one (1) business day.

Shareholders wishing to hold their Shares in certificated form following the Migration are also advised that their ability to do so following 1 January 2023 (in respect of new issues of Shares) and 1 January 2025 (in respect of all issued Shares) will be subject to the model of dematerialisation which has yet to be devised by the Irish legislature in order to comply with the requirements of Articles 3(1) and 76(2) of CSDR.

19.
Can I attend a general meeting of the Company following Migration?

Shares which are held in certificated (i.e. paper) form on the Migration Record Date will not be subject to Migration and can continue to be held in certificated (i.e. paper) form following Migration, at the option of the Shareholder. Such Shareholders can attend, vote and speak at a general meeting of the Company in person or by proxy in the same way as before Migration.

EB Participants holding Belgian Law Rights via the Euroclear System can instruct Euroclear Bank to vote in favour, against or abstain, in advance of the relevant Euroclear Bank voting deadline. EB Participants can also, in advance of the Euroclear Bank voting deadline, instruct Euroclear Bank to appoint a third party (other than Euroclear Bank’s nominee or the chairman of the meeting) identified by the EB Participant to attend and vote at a general meeting for the number of Shares specified in the proxy voting instruction. For example, such third party may be the EB Participant or, where the EB Participant is a broker or custodian, the client of that broker or custodian or a corporate representative. If a corporate is appointed as a proxy, it may in turn appoint its own corporate representative to represent itself at the meeting.

CDI holders are able to instruct Broadridge Proxy Voting Service (“Broadridge”), in advance of the relevant Broadridge voting deadline, to vote in favour, against or abstain. CDI holders can also, in advance of the Broadridge deadline, instruct Broadridge to appoint a third party (other than Euroclear Bank’s nominee or the chairman of the meeting) identified by the CDI holder to attend and vote at a general meeting for the number of Shares specified in the proxy voting instruction. The third party identified in the proxy instruction, could be for example the CREST member, the client of a CREST member or a corporate representative. The CREST Nominee (as EB Participant) will then action that instruction to Euroclear Bank as set out above.

If the Directors deem that an indirect owner of Shares is eligible to receive notice of a meeting under proposed new Article 12 (to be adopted as part of the approval of Resolution 2), the same Article will allow the Directors to deem that person (in their absolute discretion) eligible to attend and speak at the meeting, provided that such person remains an owner of a Share at the relevant record date of the meeting. However, such persons will not be entitled to vote or exercise any other right conferred by membership in relation to meetings of the Company while in attendance. Instead, EB Participants and CDI holders should issue voting instructions (which may include a proxy appointment as set out above) through the Euroclear System and/or the CREST System in accordance with the relevant deadlines set by Euroclear Bank, EUI and/or Broadridge.

20.
Who do I contact if I have a query/require more information?

If you have any questions about the action you should take as a result of the receipt of this Circular, you should contact your stockbroker, bank or other appropriately authorised independent advisor in the first instance.

Subject to the preceding paragraph, if you have any questions about this Circular, the proposed Migration detailed herein or the EGM, or are in any doubt as to how to complete the Form of Proxy, please call Link Registrars Limited on + 353 1 5530050. Lines are open from 9:00 a.m. to 5:00 p.m. Monday to Friday, excluding bank holidays in Ireland. Please note that calls may be monitored or recorded and Link Registrars Limited cannot provide legal, tax or financial advice or advice on the merits of the Migration or the Resolutions.

Under the current COVID-19 regulations, Shareholders will not be able to attend the EGM in person. Shareholders are therefore encouraged to use the above facility for any queries, shareholders can also submit a question to be raised at the EGM in writing, to be received at least two business days before the meeting (i.e. 5 February 2021) by post to the Company Secretary, CRH plc, 42 Fitzwilliam Square, Dublin 2, Ireland or by email to mail@crh.com. All correspondence should include sufficient information to identify a shareholder on the Register of Members, for example, an IVC number, which is an 11-digit unique identifier printed on the enclosed proxy form.

Shareholders intending to hold their interests in Migrating Shares through the Euroclear System via Belgian Law Rights or the CREST System via CDIs should carefully review the EB Migration Guide, the EB Services Description and the EB Rights of Participants Documents and, in the case of CDIs, the CREST Deed Poll and the CREST International Manual (including any updated versions thereof to the extent they are published after the date of this Circular), together with the additional documentation made available for inspection as set out in section 9 of Part 1.

PART 3

FURTHER INFORMATION PROVIDED FOR THE PURPOSE OF SECTION 6(1) OF THE MIGRATION ACT

1.
Impact for Certificated Holders

Only those Shares which are Participating Securities (i.e. Shares which are held in uncertificated form through the CREST System) on the Migration Record Date will be subject to the Migration. Shareholders holding a direct interest in shares in certificated (i.e. paper) form on the Migration Record Date will continue to do so following the Migration, without any further action being required. No new share certificates will be issued in connection with the Migration. Such Shareholders should note however that in order to settle trades in their Shares on a trading venue, such as Euronext Dublin or the London Stock Exchange, following the Migration, they will need to take steps to deposit their Shares in the Euroclear System to be held via Belgian Law Rights, or (via Euroclear’s link with the CREST System) to be held as CDIs prior to settlement. This deposit will not be subject to Irish stamp duty provided that there is no change in ownership.

A CDI is a security constituted under English law, which is issued by the CREST Depository, and that represents an interest in other securities (which may be securities constituted under the laws of other countries). In the case of the Migration each CDI will reflect the interests of the CREST member in each underlying Migrating Share. Interests do not need to be held as CDIs in order to be traded, but will need to be held as a CDI in order to settle a transaction conducted on the London Stock Exchange. Any conversion of a certificated holding into a CDI holding will entail interaction with a broker and/or custodian and may involve certain costs being incurred, and/or, a delay in execution of a share trade being experienced by the Shareholder (as would be the case currently, although these may differ following the Migration). Further information on CDIs is set out in Part 6 of this Circular.

Shareholders who currently hold their Shares in certificated (i.e. paper) form and who wish to deposit those Shares into the CREST System, in order for the Shares to be subject to the Migration should either become a CREST member themselves or engage the services of a broker or custodian who is a CREST member.

A Shareholder wishing to deposit some or all of its Shares into the CREST System in advance of the Migration is recommended to ensure that the procedures are implemented in advance of the Migration Record Date. Shareholders wishing to hold indirect interests in their Shares in uncertificated (i.e. dematerialised) form on and immediately following the Migration should make arrangements with a stockbroker or other CREST nominee in good time so as to allow their stockbroker or CREST nominee sufficient time to deposit their Shares into the CREST System in advance of the Migration Record Date.

Shareholders wishing to hold their Shares in certificated form following the Migration are also advised that, as described in further detail in section 3 of Part 1 of this Circular, their ability to do so following 1 January 2023 (in respect of new issues of Shares) and 1 January 2025 (in respect of all issued Shares) will be subject to the model of dematerialisation which has yet to be devised by the Irish legislature in order to comply with the requirements of Articles 3(1) and 76(2) of CSDR.

2.
Impact for Uncertificated Holders

All Shares which are Participating Securities (i.e. Shares which are held in uncertificated form through the CREST System) on the Migration Record Date will be subject to the Migration. On Migration, all such Participating Securities will be registered in the Register of Members of the Company in the name of Euroclear Nominees, which will hold the Shares in trust for Euroclear Bank. Euroclear Bank will then credit the account of the CREST Nominee with the Belgian Law Rights which represent the underlying Shares and which are automatically granted to the CREST Nominee as an EB Participant pursuant to Royal Decree No. 62. The Belgian Law Rights will entitle the CREST Nominee to exercise certain rights in respect of the Shares, in accordance with the EB Services Description. With effect from the Live Date, each holding of Participating Securities (other than those Participating Securities belonging to ADS holders) credited to any stock account in the CREST System on the Migration Record Date will be disabled and reclassified in the CREST System as a holding via CDIs which in turn represent the Belgian Law Rights which have been granted to the CREST Nominee. The practical result of the Migration taking effect will be that all Migrating Shareholders will initially receive one CDI for each Migrating Share held on the Migration Record Date, on the basis described at sub-paragraph 2(a) below. Migrating Shareholders will then be entitled to choose whether (1) to continue to hold via CDI or (2) to convert their CDIs into and instead hold and exercise the Belgian Law Rights in respect of the underlying Migrating Shares (subject to such Migrating Shareholders being or becoming an EB Participant or appointing an EB Participant to hold the Belgian Law Rights on its behalf).

(a)
CREST members and CREST Depository Interests (CDIs)

As outlined above, on the Live Date, the CREST accounts of Migrating Shareholders who held Participating Securities (other than ADS holders) on the Migration Record Date will be credited with CDIs.

Each CDI will reflect the indirect Belgian Law Rights of a Migrating Shareholder in the underlying Migrating Shares, title which vests in Euroclear Nominees as nominee for Euroclear Bank as part of the Migration. The terms on which CDIs are issued and held in the CREST System on behalf of CREST members are set out in the CREST International Manual (and, in particular, the CREST Deed Poll set out in the CREST International Manual) and the CREST Terms and Conditions issued by EUI.

On the Migration, the Migrating Shares will be registered in the name of Euroclear Nominees for the benefit of Euroclear Bank which will in turn credit the Belgian Law Rights in respect of such Shares to the Securities Clearance Account of the CREST Nominee.

The CREST Nominee is an EB Participant and holds rights to securities held in Euroclear Bank (i.e. the Belgian Law Rights representing Migrating Shares) on behalf of the CREST Depository’s for the account of CREST members. The CREST Depository’s is the entity responsible for the issue of CDIs to CREST members. The CREST Depository’s relationship with CREST members is governed by the CREST Deed Poll entered into under and governed by English law. The CREST Depository holds its rights to international securities (such rights being held on its behalf by the CREST Nominee) upon trust for the holders of the related CDIs.

Upon Migration of the Migrating Shares to the Euroclear System, Euroclear Bank will instruct EUI, pursuant to the terms of the CREST Deed Poll, to issue CDIs to, and credit the appropriate stock account in the CREST System of, the Migrating Shareholders which held the Migrating Shares on the Migration Record Date. The CDIs will represent the Belgian Law Rights held by the CREST Nominee on behalf of the CREST Depository. As the Belgian Law Rights in turn represent the underlying Migrating Shares admitted to the Euroclear System, each CDI will reflect an indirect interest in the underlying Migrating Shares. The stock account credited will be the same account of the relevant Migrating Shareholder in respect of the relevant Migrating Shares.

CDIs are designated as “international securities” within the CREST System and have access to different services in terms of voting and other custody services when compared to securities held directly in the CREST System (see the summary in Part 6 in this Circular). However, the manner (if the relevant holder does not now hold Shares through a custodian/nominee) and time period within which any such voting rights may be exercised by CDI holders will differ from arrangements that would currently apply in respect of direct holdings in the CREST System.

An international custody fee and a transaction fee, as determined by EUI from time to time, is charged for the CREST International Settlement Links Service and in respect of transactions. The anticipated fees which will apply in respect of Irish equities are outlined in section 6.3 Irish equities pricing from 15 March 2021 of the CREST Tariff Brochure which is available for inspection as set out in paragraph 9 of Part 1 of this Circular.

(b)
EB Participant

Following the enablement of CDIs in the CREST System on the Live Date, CREST members may choose to hold their interests via Belgian Law Rights in the Euroclear System rather than via CDIs in the CREST System. To hold interests via Belgian Law Rights in the Euroclear System, a Former Holder must be or become an EB Participant (or must appoint an EB Participant to hold the Belgian Law Rights on its behalf) and must transfer such Belgian Law Rights from the CREST International Account in Euroclear Bank to the account of another EB Participant by using cross-border delivery. Upon matching with a pending receipt instruction and satisfaction of other relevant settlement criteria from the Euroclear System, the transfer will settle.

Information on how to become an EB Participant can be accessed on the Euroclear website at https://www.euroclear.com/about/en/business/Becomingaclient/BecomingaclientEuroclearBank.html

(c)
Custodian, broker or nominee which is an EB Participant

Shareholders that currently hold interests in Shares through a custodian, broker or other nominee should consult that custodian, broker or nominee to determine the manner in which they intend to hold those Shares following Migration.

The arrangements in relation to holdings of interests by Former Holders through a custodian, broker or nominee that is an EB Participant will be subject to the terms between that custodian, broker or nominee and the Former Holder.

3.
Options for Shareholders who do not wish their Shares to be subject to the Migration

Shareholders holding a direct interest in Shares in certificated (i.e. paper) form on the Migration Record Date will not be subject to the Migration. Accordingly, no action is required to be taken in advance of the Migration (other than voting in respect of the Migrations Resolutions should a Shareholder wish to do so) by a Shareholder who holds Shares in certificated (i.e. paper) form and wishes to continue to do so following the Migration.

If a holder of Participating Securities does not wish their Shares to be subject to the Migration, the relevant Participating Securities must be converted into certificated (i.e. paper) form by withdrawing them from the CREST System.

The Latest Withdrawal Date (currently expected to be 12.00 p.m. on 11 March 2021) is the recommended latest time for receipt by EUI of a properly authenticated dematerialised instruction requesting withdrawal of Participating Securities from the CREST System in order to ensure that the Participating Securities will not be subject to the Migration. The Company will issue an announcement if it is notified of any change to the Latest Withdrawal Date. You are recommended to refer to the CREST Manual for details of the procedures applicable in relation to withdrawal of shares from the CREST System. Shareholders wishing to hold their Shares in certificated (i.e. paper) form prior to the Migration should make arrangements with their stockbroker or other CREST nominee in good time so as to allow their stockbroker or other CREST nominee sufficient time to withdraw their Shares from the CREST System by the closing date for CREST withdrawals as outlined in the EB Migration Guide.

Shareholders should note that there are other CSDs authorised in the EU for the purposes of CSDR and currently three of these CSDs are recorded by ESMA as having designated Ireland as a host Member State for the purposes of CSDR. While the Migration Act is not specific to Euroclear Bank, it appears that Euroclear Bank is the only CSD that has been actively engaging with Irish market participants to facilitate the transition of Irish shares to its settlement system.

PART 4

COMPARISON OF EUROCLEAR BANK AND EUI SERVICE OFFERINGS

1.
Summary

Following the Migration, Migrating Shares which are held through the Euroclear System via Belgian Law Rights will be subject to the service offering set out in the EB Services Description. Interests in Migrating Shares which are held through the CREST System in the form of CDIs will be subject to the service offering expected to be set out in the revised CREST International Manual. These service offerings differ from each other in some respects as well as from the current service offering available in respect of Participating Securities which are currently admitted directly to the CREST System. This Part 4 provides a summary of the key differences between these service offerings.

Whilst the timelines and mechanics of a CREST participant holding a security constituted under Irish law taking part in certain corporate actions may be affected by the change of model from a direct ‘name on register’ legal holding to an intermediated CDI holding (through Euroclear Bank), the effective exercise of the rights of such CREST participant will be substantially unaffected except as explained in Appendix 2. In particular, Shareholders should be aware that the timeline for exercising certain corporate actions on securities held as a CDI in EUI will be different to the timelines to exercise equivalent corporate actions in respect of securities held directly in Euroclear Bank. This is because EUI, being an EB Participant through the CREST Nominee will receive notifications later and will have to set earlier deadlines for the receipt of instructions from CDI holders in order to be able to communicate those instructions to Euroclear Bank by the deadline set by Euroclear Bank.

Shareholders who expect to hold their interests in Migrating Shares through a custodian, nominee or other intermediary should be aware that earlier deadlines for some corporate actions may apply under the arrangements between the Shareholder and that custodian, nominee or other intermediary.

Shareholders intending to hold their interests in Migrating Shares through the Euroclear System via Belgian Law Rights or the CREST System via CDIs should carefully review the EB Migration Guide, the EB Services Description and the EB Rights of Participants Documents and, in the case of CDIs, the CREST Deed Poll and the CREST International Manual (including any updated versions thereof to the extent they are published after the date of this Circular), together with the additional documentation made available for inspection as set out in section 9 of Part 1 of this Circular and consult with their stockbroker or other custodian in making any decisions with respect to manner in which they hold any interests in Migrating Shares Shareholders should not rely on the summary below, which is incomplete and may exclude descriptions of differences which are material to the circumstances of an individual Shareholder. While it is expected that a revised CREST International Manual will be published prior to Migration, that document is not yet available as at the date of this Circular. This Part reflects the revisions expected to be made to the CREST International Manual based on discussions with Euroclear Bank.

The Company is not making any recommendation with respect to the manner in which Shareholders should hold their interests in the Company prior to, on, or subsequent to, the Migration. No reliance should be placed on the contents of this Circular for the purposes of any decision in that regard.

2.
Voting

●
Section 5.3.2.7 of the EB Operating Procedures describes the specific contractual aspects of how the voting service is operated by Euroclear Bank. This section is further supplemented by the ‘Online Market Guides (“Online Market Guides”) for market specific operational elements (currently the EB Services Description) (the Online Market Guides forming part of the contractual relationship between Euroclear Bank and EB Participants).

●
Section 5.3.1.4 of the EB Operating Procedures makes clear that Euroclear Bank has no discretion in exercising any corporate action, including a voting instruction, and will act only upon instruction of the EB Participant (where an instruction is needed).

●
Chapter 4 of the CREST International Manual outlines the broad principles surrounding the management of corporate actions in the CREST system for CDIs. EUI retains broad discretion regarding the procedures followed in respect of corporate actions under the terms of the CREST International Manual and so the below are illustrations, rather than what is certain to happen in any situation.

●
All material information regarding the manner in which the voting rights are exercised can be found in the EB Services Description (Version 4) at section 6 - Custody- Meeting Services.

Item	Euroclear Bank Offering to EB Participants	EUI offering to CDI holders	Pre-Migration CREST System offering
Meeting announcements
The Registrar notifies Euroclear Bank of an event.
Euroclear Bank automatically sends this event notification to all EB Participants either (a) having or receiving a position in that security up to Euroclear Bank’s voting deadline or, (b) having a pending instruction, the settlement of which would result in an EB Participant having such a position.

As an EB Participant, the CREST Nominee (via a third party service provider engaged by EUI, currently Broadridge) receives an event notification from Euroclear Bank.
Upon receipt of an event notification from Euroclear Bank, Broadridge notifies that event to any CREST member who holds CDIs up to the Broadridge voting deadline.
The notification will be made available to all CREST members (those either having or receiving a position in that CDI) within forty eight (48) hours of receipt by Broadridge of complete information.

The CREST member can be notified through the CREST System directly by the issuer or the issuer’s agent. The announcement is available once notice is entered correctly on the CREST System.
Determination of record date for voting	Record date is determined by the issuer and is a market-wide applicable date.	Record date is determined by the issuer and is a market-wide applicable date.	Record date is determined by the issuer and is a market-wide applicable date.
Submission of proxy appointment instructions
From a Euroclear Bank perspective, there are two distinct options, with the same operational timelines. EB Participants can either send:
1. electronic voting instructions to instruct Euroclear Nominees (or to appoint the chairman of the meeting as proxy to) :
✓ Vote in favour of all or a specific resolution(s).
✓ Vote against all or a specific resolution(s).
✓ Abstain from all or a specific resolution(s).
✓ Give a discretionary vote to the chairman in respect of one or more of the resolutions being put to a shareholder vote,
or
2. Proxy voting instruction to:
✓ appoint a third party (other than Euroclear Nominees/the chairman of the meeting) to attend the meeting and vote for the number of Shares specified in the proxy voting instruction.

CREST members can complete and submit proxy appointments (including voting instructions) electronically through Broadridge. The same voting options as in Euroclear Bank will be available (i.e. electronic votes or appointing the chairman of the meeting or appointing a third party proxy).

CREST members can complete and submit proxy appointments (including voting instructions) electronically through the CREST System to a CREST member acting on behalf of the issuer.
Deadline for submission of voting instructions	Euroclear Bank will, wherever practical, aim to have a voting instruction deadline of one (1) hour prior to the issuer’s proxy appointment deadline.
Broadridge will process and deliver proxy voting instructions received from CREST members by the Broadridge voting deadline date to Euroclear Bank, by their cut-off and to agreed market requirements. Broadridge’s deadline will be earlier than Euroclear Bank’s voting instruction deadline.

The proxy appointment instruction may be submitted at any time from the time of input of the meeting announcement instruction up to the issuer’s proxy appointment deadline.
Amending, withdrawing or cancelling submitted voting instructions	Voting instructions cannot be changed after Euroclear Bank’s proxy appointment deadline.	Voting instructions cannot be changed after Broadridge’s voting deadline.	CREST members can appoint a Corporate Representative to attend the meeting in person and change their vote at the meeting.
Attending and voting at meetings
Upon receipt of a third party proxy voting instruction from an EB Participant before the voting instruction deadline, Euroclear Bank will appoint a third party (who may be a corporate representative) identified by the EB Participant (other than Euroclear Nominees or the chairman of the issuer) to attend the meeting and vote for the number of Shares specified in the proxy voting instruction.
Euroclear’s service does not currently include a facility whereby it will issue a letter of representation appoint a corporate representative to act in Euroclear’s name. However, if a corporate is appointed as a proxy by Euroclear, it may in turn appoint its own corporate representative to represent itself at the meeting.

A CREST member will be able to send a third party proxy voting instruction through Broadridge in order to appoint a third party (who may be a corporate representative) to attend and vote at the meeting for the number of Shares specified in the proxy instruction (subject to the Broadridge voting deadline).
CREST’s service does not currently include a facility whereby it will issue a letter of representation in respect of/appoint a corporate representative to act in Euroclear’s name. However, if a corporate is appointed as a proxy through the CREST System, it may in turn appoint its own corporate representative to represent itself at the meeting.

CREST members can, after the date of submission of proxy instructions to the Registrar, and after the deadline for doing so, which is usually at any time up to the meeting, appoint a corporate representative to attend and vote at the meeting in any manner, including contrary to that set out in the proxy instructions.

Announcement of results	In practice an EB Participant is expected to access this information when published by way of announcement on a Regulatory Information Service and/or published on the website of the issuer.	In practice a CDI holder is expected to access this information when published by way of announcement on a Regulatory Information Service and/or published on the website of the issuer.
CREST functionality supports the announcement of meeting results through the CREST System, if a registrar chooses to use this functionality. However in practice these announcements are normally communicated outside the CREST System by way of announcement on a Regulatory Information Service and/or published on the website of the issuer.

3.
Shareholder Identification

Item	Euroclear Bank offering to EB Participants	EUI Offering to CDI holders	Pre-Migration CREST System offering
ID Request
Issuers will be able to investigate the underlying ownership or interests in Shares by making a disclosure request either via the existing “section 1062” process set out in the Companies Act or via a disclosure request under the articles of association of the company or by a process that will be facilitated by systems that are to be put in place by Euroclear Bank in connection with the implementation of SRD II.
If Euroclear Bank (through Euroclear Nominees) receives a section 1062 or the articles of association of the company request from an issuer, it will provide to the issuer or its agent the name, account number and holding of any EB Participant having a holding in the relevant security. As is the case today, the issuer or the issuer’s agent will then contact EB Participants to understand on whose behalf they are holding the position.
If an issuer or its agent submits a request to Euroclear Bank via ISO 20022 (STP) message (as opposed to a request in the format habitually used for section 1062 requests), (i) Euroclear Bank will provide to the requestor the EB Participant Legal Entity Identifier (LEI), name, full address, email address (if available), position split between an EB Participant’s own assets and assets held by the EB Participant on behalf of (an) underlying client(s) and, (ii) Euroclear Bank will request via ISO 20022 its EB Participants having a holding to disclose the relevant data to the issuer/registrar/issuer’s agent or relevant shareholder identification provider.

CREST members may be contacted by issuer agents as part of the “section 1062” process set out in the Companies Act or under the articles of association of the company.
Alternatively, issuers and their agents may enter into an agreement to subscribe to a CDI register which will, at pre-agreed intervals (for example every last business day of the month) be sent in an agreed format showing all CREST members and the holding they have in that particular security.
The Company may enter into a CDI register agreement.

Each issuer is legally obliged to maintain a register of members. As such, the register maintained by the issuer (or by its registrar) records shareholder information.
For dematerialised securities this is the CREST member recorded against the issuance in the CREST system.
If an issuer wants to identify the holders behind a nominee structure it may issue a section 1062 request or a request under the articles of association of the company to the nominee account holder in CREST in accordance with the procedures specified in the Companies Act.

4.
Dividends and Corporate Actions

●
The general framework for processing corporate actions within the Euroclear System is described in section 5.3 of the EB Operating Procedures, with further detail on certain corporate actions being set out in section 5.3.2.

●
Section 5.3.1.4 of the EB Operating Procedures indicates that where an instruction is needed in respect of a corporate action, Euroclear Bank does not have discretion in exercising any corporate action and confirms that Euroclear Bank will act only upon instruction of an EB Participant (where an instruction is needed). Certain corporate actions may have a default action which will be taken by Euroclear Bank if no instruction is received by the appropriate deadline.

●
Section 5 of the Euroclear Terms and Conditions governing use of the Euroclear System provides that income/dividends received by Euroclear Bank will be distributed pro-rata to the holders of the relevant securities (i.e. the relevant EB Participants).

●
Further details on the process of collection, distribution and payment of dividends are provided for in section 5.3 of the EB Operating Procedures, with reference to the Online Market Guides for market specific operational elements (currently the EB Service Description).

●
All material information regarding the manner in which receipt of dividends and participation in corporate actions is processed is described in section 5 of the EB Services Description- (Version 4) – Custody - Income and Corporate Actions.

Item	Euroclear Bank offering to EB Participants	EUI Offering to CDI holders	Pre-Migration CREST System offering
Payment of dividends
The entitlement of EB Participants to a dividend will be based on their holdings of the relevant security in Euroclear Bank on the relevant record date.
Upon receipt of funds and successful reconciliation by Euroclear Bank, EB Participants will get credited an amount based on their record date holdings.

The entitlement of CREST members holding a CDI to a dividend will be based on their holdings in CREST on the relevant record date.
Upon receipt of funds from Euroclear Bank and successful reconciliation by CREST, CREST members will be credited an amount based on their record date holdings with timing dependent on. when the paying agent of the issuer’s registrar credits Euroclear Bank’s cash account.

This is determined by the issuer and their receiving agent. EUI has in place various instructions which facilitate the payment of dividends to shareholders CREST members can receive dividends by cheque or alternatively via SEPA or BACS or through the CREST System, should the issuer offer these options.

Other corporate actions (including dividends with options)
The issuer’s registrars will advise Euroclear Bank of corporate actions in a standardised way. Upon receipt of a notification, Euroclear Bank will notify every EB Participant having a position or a pending settlement instruction in the relevant security. The notification will inform the EB Participant of the relevant deadlines (Euroclear Bank deadline, record date, election date etc.) as well as the actions the EB Participant needs to undertake (i.e. is it a mandatory event, elective event, is there a default action or not).
Upon receipt of the instructions from EB Participants, an aggregated instruction (consolidating the instructions received from those EB Participants having a position in the relevant security) is sent by Euroclear Bank to the issuer’s registrars.
Where relevant to the corporate action, the registrars will credit the relevant proceeds to Euroclear Bank, and Euroclear Bank will then credit the entitled EB Participants based on either their elections or their holdings on the relevant record date.

As an EB Participant, EUI (through the CREST Nominee) will receive a notification regarding the relevant corporate action from Euroclear Bank.
Broadridge on behalf of EUI, will notify CREST members of the event as soon as possible after receipt of a complete notification of the corporate action from Euroclear Bank (normally shortly after the announcement by the issuer).
The notification will inform the CREST member of the relevant deadlines (EUI deadline, record date, election date etc.) as well as the actions the CREST member needs to undertake (i.e. is it a mandatory event, elective event, is there a default action or not).
Upon receipt by EUI of the corporate action instructions from the CDI holders by the CREST deadline, EUI will send the instructions to Euroclear Bank, who in turn will include these instructions in the aggregated instructions Euroclear Bank sends to the registrars.
Where relevant to the corporate action, the registrar will credit the relevant proceeds to Euroclear Bank and upon receipt of the proceeds, Euroclear Bank will then credit the entitled EB Participants (including EUI as an EB Participant) with their respective entitlement.
Upon receipt of the relevant proceeds, EUI will credit the CREST members with their entitlement based on either their elections or their holdings on the relevant record date.

Each corporate action set up in the CREST System is ascribed its own corporate action number which identifies the corporate actions data held under the ISIN of the underlying security.
CREST members can receive notifications of corporate actions via their chosen CREST communication method or can obtain the information directly from the CREST System via an enquiry function.

Deadline for corporate action instructions	The deadline will be determined on a case-by-case basis as it is dependent upon the market deadline (set by the issuer) and the type of corporate action event.	The deadline would be earlier than the Euroclear Bank deadline, as EUI needs to ensure it sends its instructions to Euroclear Bank within the Euroclear Bank deadline.
The deadline is managed by the issuer, their agent in the CREST System and the shareholder. EUI is not involved and does not supervise the way in which corporate actions are offered. Deadlines are not enforced by EUI.

Remedies of holders	EB Participants’ rights and remedies are set out in the Belgian law governed contract entered into with Euroclear Bank.	CREST members’ remedies are set out in the English law governed contract entered into with EUI (the CREST Deed Poll).	As directly registered shareholders, all rights and remedies are governed by the Companies Act and the Company’s articles of association.
Treatment of fractional entitlements.	Euroclear Bank does not credit fractional entitlements. EB Participants with the largest fractional entitlement will be rounded up until all fractional entitlements are distributed.	As Euroclear Bank will not credit fractions of securities proceeds, CREST members will not be credited with fractional entitlements.	Fractional entitlements are managed by the issuer. Fractions are generally sold for the benefit of the shareholder, save for de minimis amounts.

5.
Exchange for Certificated Interests

Appendix 2 of this Circular contains a list of shareholder rights under the Companies Act that are not directly exercisable under the EB Services Description or CREST International Manual. For this reason, the Company is proposing to ensure that many of these rights remain available for exercise by making certain amendments to the Company’s Articles of Association as part of the approval being sought in Resolution 2 in the EGM Notice. These amendments are also detailed in Part 8 of this Circular. Holders of Participating Securities are strongly urged to read Appendix 2 as some of the rights listed in this appendix cannot be accommodated by the proposed amendments to the Company’s Articles of Association. These rights will still be capable of being exercised following the Migration but, in order to do so, the relevant intermediated holder will need to arrange to have its interests in Shares withdrawn from the Euroclear System (and the CREST System in the case of CDI holders) and held in certificated (i.e. paper) form. The process for doing so is set out below:

(a)
Actions to be taken by EB Participants

EB Participants can withdraw their Shares from Euroclear Nominees into a direct name on register (mark-down). For a detailed description as to what EB Participants would need to do, please refer to the EB Services Description section 4.2.3 –Mark-up and Mark-down.

(b)
Actions to be taken by a holder of a CDI

A CDI only exists in the CREST System as a settlement mechanic. It is not possible to directly rematerialise a CDI. Please see Clause 6 of the CREST Deed Poll set out in Chapter 8 of the CREST International Manual. There are two distinct steps in this process:

1.
if a CREST member no longer wishes to hold their interest in the underlying Irish security by way of a CDI, they can choose to deliver the interest out to an EB Participant. Once the delivery in Euroclear Bank is settled, EUI will debit the CDI; and

2.
Euroclear Bank enables EB Participants to withdraw their Shares from Euroclear Nominees into a direct name on register. For a detailed description as to what EB Participants need to do, please refer to section 4.2.3 Mark up and Mark down of the EB Services Description.

PART 5

OVERVIEW OF BELGIAN LAW RIGHTS

A description of the current Belgian Law Rights that, as a matter of Belgian law, are granted to EB Participants in respect of the Shares credited to them in the Euroclear System is set out below.

1.
Legal framework

Section 4(b) of the Terms and Conditions governing use of Euroclear (“Euroclear Terms and Conditions”) lists the various pieces of legislation which govern securities held in the Euroclear System, namely:

(a)
the coordinated Royal Decree No. 62 on the deposit of fungible financial instruments and the settlement of transactions involving such instruments (“Royal Decree No. 62”), which applies to all types of securities admitted in the Euroclear System which are, in principle not governed by one of the specific pieces of legislation listed in items 1(b) to (d) below;

(b)
the Act of 2 January 1991 on the market in public debt securities and monetary policy instruments, which applies to dematerialised debt instruments issued by the Belgian Federal Government or other public-sector entities;

(c)
the Act of 22 July 1991 on commercial paper and certificates of deposit, which applies to certain short or medium-term dematerialised debt instruments issued by Belgian issuers, or foreign issuers that have specifically chosen to use one of these types of securities;

(d)
the Belgian Companies Code and Associations Code (section 5:30 et seq. and section 7:35 et seq.), which apply to dematerialised securities issued by certain Belgian companies, it being understood that, notwithstanding the statement at sub-paragraph (a), certain provisions of the Royal Decree No. 62 also apply to these types of securities; or

(e)
other applicable Belgian legislation providing for a regime of fungibility, as the case may be, and as the same may be amended, supplemented or superseded from time to time (note that there are currently no such other pieces of applicable legislation).

The asset protection rules set out in the pieces of legislation listed at sub-paragraphs 1(b) to (d) (inclusive) above provide a protection which is equivalent, in substance, to the protection afforded by Royal Decree No. 62. In addition, some of the pieces of legislation listed above do not apply to shares issued by an Irish issuer (for example, due to the fact that they only apply to securities issued by a Belgian issuer or by a Belgian public authority) and the remainder of this summary, therefore, relates only to those rules provided for by Royal Decree No. 62.

2.
Scope of Royal Decree No. 62

Royal Decree No. 62 applies to all securities (other than with a limited number of exceptions those governed by one of the specific pieces of legislation mentioned in sub-paragraphs 1(b) to (d) above (inclusive)) deposited with Euroclear Bank by EB Participants, irrespective of whether:

(a)
the securities have been initially deposited with Euroclear Bank or have first been deposited with another CSD before being transferred to a Securities Clearance Account opened on the books of Euroclear Bank;

(b)
Euroclear Bank sub-deposits these securities with sub-custodians or CSDs in Belgium or elsewhere; and

(c)
where relevant, under the law governing the securities, it is the EB Participant, Euroclear Bank itself or a nominee (e.g. Euroclear Nominees) that has legal title to the securities.

3.
Fungibility

Securities held by Euroclear Bank on behalf of EB Participants are fungible (Article 6 of Royal Decree No. 62). This means that once the securities have been accepted by Euroclear Bank for deposit in the Euroclear System, it is no longer possible to identify (whether on the books of Euroclear Bank or in the books of the relevant depository) a specific security (by means of a serial number or otherwise) as belonging to a particular EB Participant.

Owing to this fungibility, securities held in the Euroclear System are treated on a book-entry basis. Rights to such securities (i.e. the co-ownership right on the pool of securities of the same issue held in the Euroclear System as discussed below) are evidenced by entries to the Securities Clearance Account of the relevant EB Participant pursuant to Article 8 of Royal Decree No. 62.

4.
Rights attaching to the securities

The rights that EB Participants have in respect of securities held in the Euroclear System are twofold: an EB Participant has a right to claim back the underlying securities initially deposited or transferred to a Securities Clearance Account under the fungibility regime but also, as long as the securities are held in the Euroclear System, a co-ownership right on all securities of the same issue held under the fungibility regime. The deposit of securities in the Euroclear System amounts to the exchange by the depositor of an ownership interest in specific securities for an intangible co-ownership right over the pool of securities of the same issue as such specific securities held in the Euroclear System by all EB Participants. It is this co-ownership right that is the subject of book-entry transfers between the EB Participants in the Euroclear System. If an EB Participant wishes to take possession of or recover an ownership interest in specific securities it may at any time request the delivery of an amount of underlying securities corresponding to the amount of such securities the co-ownership right of which are recorded on the EB Participant’s Securities Clearance Account. As from such delivery, the securities will no longer be held in the Euroclear System. Such delivery would satisfy the recovery claim the EB Participant has against Euroclear Bank, as evidenced by the credit to the EB Participant’s Securities Clearance Account.

5.
Nature of the co-ownership right

Royal Decree No. 62 offers enhanced protection to holders of book-entry securities compared with mere contractual rights. Under Royal Decree No. 62, EB Participants are granted an intangible co-ownership right over the pool of book-entry securities of the same issue held by Euroclear Bank on behalf of all EB Participants that hold securities of that issue (Article 2 of Royal Decree No. 62). Securities of the same issue are securities that have been issued by the same issuer and have the same maturity and rights (and are therefore fungible) (i.e. the same ISIN).

The existence of this co-ownership right affords EB Participants specific rights with respect to the securities recorded on their Securities Clearance Account, (in this case the Migrating Shares) which would not otherwise arise under Belgian law in favour of holders of pure contractual rights, namely:

(a)
a right to directly exercise voting rights (subject to the laws applicable to the underlying security, i.e. the Migrating Shares); and

(b)
a right of recovery (terugvorderingsrecht/droit de revendication), i.e. a proprietary right to receive back the relevant quantity of securities in the event of the bankruptcy of Euroclear Bank (or any other proceedings in which the rule of equal treatment of creditors applies (geval van samenloop/situation de concours)).

These rights are regarded as the two essential attributes of ownership under Belgian law.

As a consequence of the fungibility of the securities deposited with Euroclear Bank, Article 12 of Royal Decree No. 62 provides that the right of recovery is a collective right, to be exercised by all EB Participants collectively that have deposited the relevant securities (rather than an individual right to be exercised by each EB Participant). This right is as a matter of principle to be exercised by the administrator of Euroclear Bank’s bankruptcy or any other procedure where the rule of equal treatment of creditors applies (geval van samenloop/situation de concours), and it is the administrator that would, on behalf of all EB Participants having deposited the securities concerned, claim those securities back from the depositories. Where the administrator would fail to take any action to effect the recovery of the securities held on behalf of EB Participants, it is considered in legal doctrine that each EB Participant may directly make a claim with the depositories for the portion of securities held by it in the Euroclear System, as evidenced by the entries in the Securities Clearance Account(s) of the EB Participant.

6.
Absence of proprietary right of Euroclear Bank

Euroclear Bank has, under Belgian law, no proprietary right in respect of securities recorded in EB Participants’ Securities Clearance Accounts. This is without prejudice to the other rights Euroclear Bank may have with respect to securities held in the Euroclear System, as described elsewhere in this Part 5 (see in particular the statutory liens and other rights described further below).

7.
Insolvency of Euroclear Bank

Under Belgian law, were bankruptcy proceedings (faillissement/faillite) to be opened in respect of Euroclear Bank, the assets of Euroclear Bank would be placed under judicial control to be conserved, administrated and liquidated by one or more bankruptcy administrators (curator/curateur), in order to reimburse the creditors of Euroclear Bank. The administrator would also be responsible for returning to each EB Participant the number of securities it held in the Euroclear System.

The National Bank of Belgium may also commence resolution measures in respect of Euroclear Bank in accordance with Title VIII of the Act of 25 April 2014 on the status and supervision of credit institutions and stock brokerage firms (the “Banking Act”) which has implemented amongst others, Directive 2014/59/EU of 15 May 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms in Belgium. The impact of such resolution measures on EB Participants would depend on the measures taken. Section 288 of the Banking Act provides that the resolution authority should ensure that the exercise of its resolution powers does not affect the operation of and regulation of payment and settlement covered by Directive 98/26/EC of 19 May 1998 on settlement finality in payment and securities settlement systems.

8.
Securities held on behalf of EB Participants are not part of bankruptcy estate

EB Participants are granted an intangible co-ownership right over the pool of book-entry securities of the same issue held by Euroclear Bank on behalf of all EB Participants that hold securities of that issue (Article 2 of Royal Decree No. 62). Such securities would not form part of the assets of Euroclear Bank which would be available for the satisfaction of the claims of Euroclear Bank’s creditors where bankruptcy proceedings (faillissement/faillite) would be commenced before the Belgian courts in respect of Euroclear Bank or where resolution measures affecting Euroclear Bank would be taken.

9.
Recovery of securities

Securities held with Euroclear Bank would be recoverable in kind by the EB Participants in the event of bankruptcy proceedings (faillissement/faillite) or resolution measures affecting Euroclear Bank. As noted above, EB Participants have a right of recovery (terugvorderingsrecht/droit de revendication), i.e. a proprietary right to receive back the relevant quantity of securities in the event of bankruptcy proceedings (faillissement/faillite) or any other procedure where the rule of equal treatment of creditors applies (geval van samenloop/situation de concours). This recovery right must be brought collectively in respect of the pool of securities of the same issue held by EB Participants with Euroclear Bank.

Article 12 of Royal Decree No. 62 provides that where the pool of securities is insufficient (i.e. if there is a securities loss) to allow complete restitution of all due securities of a specific issue held on account with Euroclear Bank by all EB Participants, the pool must be allocated among the EB Participants/owners in proportion to their rights (i.e. on a pro rata basis). If Euroclear Bank itself is the owner of a number of securities of the same issue, it will only be entitled to the number of securities remaining after the total number of securities of the same issue which it held for third parties has been returned.

10.
Recovery procedure

In order for an EB Participant to be entitled to the recovery of securities held in the Euroclear System in the case of a bankruptcy (faillissement/faillite) of Euroclear Bank, the EB Participant must file a claim for recovery with the clerk’s office of the Brussels business court before the submission of the first report of verification of claims (neerlegging van het eerste proces-verbaal van verificatie/dépôt du premier procès-verbal de vérification des créances) (section XX.194 of the Belgian Code of Economic Law). The judgment pursuant to which the bankruptcy has been declared would contain the date by which the first report of verification of claims must be submitted (generally between thirty (30) and forty five (45) days after the bankruptcy declaration). Any claim for recovery submitted after that date would be inadmissible. The administrator of the bankruptcy would then allocate the securities of each issue between those EB Participants having filed a claim for recovery in accordance with the rules set out in this Part 5.

11.
Attachment prohibited

Pursuant to Article 11 of Royal Decree No. 62, attachments (derden-beslag/saisie-arrêt) of Securities Clearance Accounts opened with Euroclear Bank are prohibited. The prohibition prevents Euroclear Bank, third parties (such as creditors of the account holder), depositaries or service providers from being able to attach (in beslag nemen/saisir) securities recorded in a Securities Clearance Account. Article 11 of Royal Decree No. 62 also stipulates that no attachment of securities deposited by Euroclear Bank with depositaries is permissible. Further, Article 14 of Royal Decree No. 62 provides that the dividend, interest and principal amount cash payments relating to fungible securities paid to Euroclear Bank by issuers of securities held in the Euroclear System may not be attached by the creditors of Euroclear Bank.

12.
Statutory liens, other rights and pledge

Pursuant to section 31, §2 of the Act of 2 August 2002 on the supervision of the financial sector and financial services (the “Act of 2 August 2002”), Euroclear Bank has:

(a)
a statutory lien over financial instruments (including securities), cash, currencies and other rights held in the books of Euroclear Bank as an EB Participant’s own (i.e. proprietary) assets, which secures any claim Euroclear Bank has against the EB Participant in connection with the settlement of securities subscriptions, transactions in securities or currency-forward transactions, including claims resulting from loans or advances; and

(b)
a statutory lien over financial instruments (including securities), cash, currencies and other rights held in the books of Euroclear Bank on behalf of the EB Participant’s underlying clients, which may only be used to secure any claim Euroclear Bank has against the EB Participant in connection with the settlement of securities subscriptions, transactions in securities or currency-forward transactions, including claims resulting from loans or advances, which are carried out on behalf of the EB Participant’s underlying clients.

13.
Other liens and rights

In addition to the section 31 statutory lien referred to above, Belgian law provides for:

(a)
a retention right in favour of the depository (e.g. Euroclear Bank) to guarantee its claim for the full payment of any amount owed to it in connection with the deposit (section 1948 of the Belgian Civil Code);

(b)
a statutory lien which covers any expenses made for the preservation of an asset (e.g. securities) (section 20, 4° of the Belgian mortgage act of 16 December 1851 as amended from time to time (the “Mortgage Act”)); and

(c)
a statutory lien in favour of the unpaid seller on the sold, movable assets (e.g. securities) which exists as long as the buyer is in possession of such assets (section 20, 5 of the Mortgage Act).

Section 14(e) (limbs (i) and (ii)) of the Euroclear Terms and Conditions provides, therefore, for a contractual right of set-off and retention in favour of Euroclear Bank pursuant to which Euroclear Bank may (upon the effectiveness of any termination or resignation of an EB Participant):

(a)
set off or retain from the amounts to be returned by Euroclear Bank to the EB Participant any amounts which are due to, or which may become due to, Euroclear Bank from the EB Participant; and

(b)
retain securities held in the Securities Clearance Account(s) opened in the name of the EB Participant to provide for the payment in full of any amounts which are due to, or which may become due to, Euroclear Bank from the EB Participant.

Belgian law provides that holders of interests through the Euroclear Bank CSD have the right to exercise other “associative rights” directly against the Company under Article 13 of the Royal Decree No. 62. These associative rights would (to the extent permitted by the law governing the underlying security) include, for example, the right to attend and vote at a general meeting, the right to subscribe in rights issues or the right to commence derivative claims against the Directors. Holders would request evidence of their shareholding from Euroclear Bank CSD in connection with the exercise of such associative rights.

14.
General pledge

Pursuant to section 3.5.2 of the EB Operating Procedures in order to secure any claim Euroclear Bank may have against an EB Participant in connection with the use of the Euroclear System (in particular any claim resulting from any extension of credit or conditional credit made in connection with the clearance or settlement of transactions or custody services), each EB Participant agrees to pledge to Euroclear Bank:

(a)
all securities and cash such EB Participant holds in the Euroclear System;

(b)
all right, title and interest in and to such securities and cash; and

(c)
all existing and future contractual claims such EB Participant may have against Euroclear Bank in connection with the use of the Euroclear System and in particular any claim to receive from Euroclear Bank securities from a local market as a result of either:

(i)
stock exchange trade orders where such transactions are automatically fed by the local stock exchange into the local clearance system; or

(ii)
receipt instructions that Euroclear Bank sends to the local market on such EB Participant’s behalf.

Unless otherwise agreed in writing, this general pledge concerns both the EB Participant’s proprietary securities as well as those securities the EB Participant holds on behalf of its clients. The EB Participant represents and warrants having obtained the necessary consent from its clients to that effect. This general pledge is without prejudice to (i) any collateral arrangements that Euroclear Bank may enter into with the EB Participant and (ii) the section 31 statutory lien referred to in section 12 above.

15.
Waivers

Pursuant to section 3.5.1(b) of the EB Operating Procedures, Euroclear Bank waives the statutory lien provided by section 31, §2 of the Act of 2 August 2002 with respect to all securities held by the EB Participant on behalf of clients, provided such securities are credited to a Securities Clearance Account separately and specifically identified in writing by the EB Participant as an account to which only client securities are credited.

16.
Securities Losses

Section 17 of the Euroclear Terms and Conditions contains a general loss-sharing rule which is without prejudice to the rules contained in section 12 of Royal Decree No. 62. The rules set out in section 17 are also without prejudice to any liability that Euroclear Bank may have to compensate EB Participants for negligence or wilful misconduct on its part.

Where all or a portion of the securities of a particular issue held in the Euroclear System is lost or otherwise becomes unavailable for delivery (such loss or unavailability being referred to as a “Securities Loss”), then the reduction in the amount of securities of such issue (i.e. the same ISIN) held in the Euroclear System arising therefrom will be borne by those EB Participants holding securities of such issue in the Euroclear System at the opening of the business day on which Euroclear Bank makes a determination that a Securities Loss has occurred (or if such day is not a business day, at the opening of business on the immediately preceding business day).

The loss sharing is to be pro rata with the amount of securities of such issue so held by each EB Participant at the time of such determination and is effected by means of debits to the Securities Clearance Accounts on which securities of such issue are credited. This is subject to appropriate adjustment in the event that any portion of the securities of such issue held in the Euroclear System is for any reason not credited to Securities Clearance Accounts. Any reduction in the amount of securities available for delivery which arises from a Securities Loss with respect to securities held with any depository or other CSD shall be shared at the time as of which such reduction is attributed to Euroclear Bank.

In the case of any Securities Loss with respect to any issue of securities which arises under circumstances in which any depository, any EB Participant, any other CSD, any sub-custodian, or any other person is or may be legally liable (or if any other remedy may be available for making good the Securities Loss), Euroclear Bank may take such steps to recover the securities which are the subject of such Securities Loss or damages (or to obtain the benefits of any such other remedy) as Euroclear Bank reasonably deems appropriate under all the circumstances (including without limitation the bringing and settling of legal proceedings).

Unless Euroclear Bank is liable for such Securities Loss due to its negligence or wilful misconduct, Euroclear Bank will charge those sharing the reduction in securities arising out of such Securities Loss (proportionately in accordance with the amount of such sharing) the amount of any cost or expense incurred in connection with any action taken referred to in the preceding paragraph.

Any cash amounts or securities which Euroclear Bank recovers in respect of a Securities Loss relating to a particular issue of securities or for which Euroclear Bank is liable in connection with a Securities Loss will be credited to the appropriate cash accounts or Securities Clearance Accounts of those sharing the reduction in the amount of securities of such issue arising from such Securities Loss.

PART 6

OVERVIEW OF CREST DEPOSITORY INTERESTS

1.
Effect of the Migration and initial creation of CDIs

The practical result of the Migration taking effect will be that all Migrating Shareholders (other than ADS holders) will initially receive one (1) CDI for each Migrating Share held at the Migration Record Date. Migrating Shareholders may then choose whether (1) to continue to hold via CDI, or (2) to cancel their CDIs and instead to hold and exercise the Belgian Law Rights in such Migrating Shares as an EB Participant (subject to such Migrating Shareholder being or becoming an EB Participant), or appointing a custodian (e.g. a broker or other nominee which is an EB Participant) to hold the interest in the Migrating Shares on its behalf.

Following the Migration, Migrating Shares will likely be represented by a combination of book entries within the Euroclear System and CDIs in the CREST System. It should be noted that transactions in the Shares resulting from trades on Euronext Dublin will settle via the Euroclear System and transactions in the Shares resulting from trades on the London Stock Exchange will settle via CDIs in the CREST System. Transactions in the Shares resulting from trades on other trading venues which are not cleared through a central counterparty can settle either in the Euroclear System or in the CREST System as agreed by the counterparties.

With respect to CDIs, the CREST Nominee (CIN (Belgium) Limited) will be an EB Participant and will hold rights to the Shares held within Euroclear Bank on behalf of the CREST Depository for the account of CDI holding CREST members.

2.
Form of CDIs

Following the Migration, holders of CDIs will not be the registered holders of Shares to which they are entitled. Rather, immediately following the Migration, their interests in the Migrating Shares will be held through an intermediated chain of holdings, whereby Euroclear Nominees will hold the legal interest in the Shares transferred to it, on trust for Euroclear Bank, and will be the registered holder of such Shares entered on the Register of Members. Euroclear Bank will credit its interest in such Shares to the account of the CREST Nominee, and the CREST Nominee will hold its interest in such Shares (i.e. the Belgian Law Rights) as nominee and for the benefit of the CREST Depository. The CREST Depository will, in turn, hold its interest in such Shares on trust and for the benefit of the holders of the CDIs.

The terms and conditions upon which CDIs are issued and held in CREST are set out in the CREST Deed Poll and the CREST International Manual.

An international custody fee and a transaction fee, as determined by EUI from time to time, is charged at user level for the use of CDIs and or transactions. The anticipated fees which will apply in respect of Irish equities are outlined in section 6.3 Irish equities pricing from 15 March 2021 of the CREST Tariff Brochure.

The rights of prospective holders of CDIs in relation to EUI and its subsidiaries in respect of CDIs held through CREST are set out in the CREST Deed Poll.

3.
Rights attaching to CDIs

The holders of CDIs will have an indirect entitlement to the Shares but will not be the registered holders thereof. Accordingly, the holders of CDIs will be able to enforce and exercise the rights relating to the Shares through and in accordance with the arrangements described below. As a result of certain aspects of Irish law which govern the Shares, the holders of CDIs will not be able directly to enforce or exercise certain rights, including voting and pre-emption rights but, instead, will be entitled to enforce them indirectly via Euroclear Nominees as further explained below. Holders of CDIs will, at their option, be able to effect the cancellation of their CDIs in CREST and receive a transfer of the underlying shares to which they are entitled in the manner set out in section 5 of Part 4 of this Circular by appointing an agent or custodian which is an EB Participant to receive the relevant Belgian Law Rights and arranging for that agent or custodian to take the necessary steps to effect the transfer of the relevant Shares from the Nominee. Such holders may also choose to receive the benefit of the Belgian Law Rights either directly (if they are an EB Participant) or via a shareholding account with a depository financial institution which is an EB Participant.

The CDIs will be created and issued pursuant to the terms of the CREST Deed Poll and as described in the CREST International Manual.

The CDIs will have the same security code (ISIN) as the underlying Shares and will not be separately listed on the official list or separately traded on the London Stock Exchange.

CDIs are capable of being credited to the same member account as all other CREST securities of any particular investor. This means that, from a practical point of view, CDIs representing Shares will be held and transferred in the same way that Participating Securities are held and transferred in CREST today.

Holders of CDIs will only be able to exercise their rights attached to CDIs by instructing the CREST Depository to exercise these rights on their behalf, and, therefore, the process for exercising rights (including the right to vote at general meetings and the right to subscribe for new shares on a pre-emptive basis) will take longer for holders of CDIs than for holders of Shares or Belgian Law Rights. Consequently, it is expected that the CREST Depository shall set a deadline for receiving instructions from all CDI holders regarding any corporate event. The holders of CDIs may be granted shorter periods in which to exercise the rights carried by the CDIs than the Shareholders have in which to exercise rights carried by Shares or EB Participants have in which to exercise rights carried by Belgian Law Rights. The CREST Depository will not exercise voting rights in respect of CDIs for which it has not received voting instructions within the established term.

EUI has an SRD II like solution in place in respect of Irish Securities held as CDIs in the CREST System (which will include CDIs arising consequent to the Migration). The manner (where the holder does not hold Shares through a custodian/nominee) and time period within which any such voting rights may be exercised by CDI holders will differ from arrangements that would currently apply in respect of direct holdings in the CREST System.

(a)
Voting Rights

EUI has arranged for voting instructions relating to Shares to be received via a third party service provider, currently Broadridge. Any CREST member who has a holding in the CDI up to the Broadridge voting deadline will be notified through Broadridge upon Broadridge’s receipt of such notification from Euroclear Bank.

The notification will be made available to all CREST members (those either having or receiving a position in that CDI) within forty eight (48) hours of receipt by Broadridge of complete information.

The relevant record date is determined by the issuer and is a market-wide applicable date.

CREST members can complete and submit proxy appointments (including voting instructions) electronically through Broadridge. The same voting options as in Euroclear Bank will be available (i.e. electronic votes by means of chairman proxy appointments or appointing a third party proxy).

The voting service will process and deliver proxy voting instructions received from CREST members on the Broadridge voting deadline date to Euroclear Bank, by their cut-off and to agreed market requirements. Voting instructions cannot be changed or cancelled after Broadridge’s voting deadline.

There is no facility to appoint a corporate representative.

Holders of CDIs wishing to use the voting rights attached to the Shares represented by their CDIs personally in their capacity as a Shareholder (and not as proxy), by attending a shareholders’ meeting of the Company, will first have to effect the cancellation of their CDIs by receiving the relevant Belgian Law Rights (via an EB Participant if they are not an EB Participant) and then effecting a transfer of their underlying Shares so that such Shares are held in certificated form by such holder as described above in time for the record date of the relevant Shareholders’ meeting. On so doing, they will, subject to and in accordance with the Articles of Association, be able to attend and vote in person or appoint a corporate representative at the relevant Shareholders’ meeting.

Voting confirmations may not be provided by Euroclear Bank to EB Participants or to underlying CDI holders.

(b)
Dividends

The entitlement of CREST members holding CDIs to a dividend will be based on their holdings in the CREST System on the relevant record date. Upon receipt of funds and successful reconciliation by CREST, CREST members will be credited an amount based on their record date holdings.

On 2 December 2020, EUI announced that it will not be able to continue to settle in euro under the current TARGET2 arrangements from Monday, 29 March 2021. In the same announcement, EUI confirmed that it is investigating alternative arrangements with the aim that euro can continue as a settlement currency in the CREST system. Unless such alternative arrangements can be secured, this means that the final date for euro settlement (including the payment of dividends) in EUI will be Friday, 26 March 2021, following which all trades carried out on the London Stock Exchange will settle in pounds sterling or US dollars only. This could therefore impact holders of CDIs who wish to receive dividends in euro.

(c)
Other Corporate Actions

EUI notifies CREST members of an event as soon as possible after receipt of complete notification of the corporate action from Euroclear Bank (normally shortly after the announcement by the issuer).

The notification will inform the CREST member of the relevant deadlines (EUI deadline, record date, election date etc.) as well as the actions the CREST member needs to undertake (i.e. is it a mandatory event, elective event, is there a default action or not).

Upon receipt by CREST of the corporate action instructions from the CDI holders by the CREST deadline, CREST will send the instructions to Euroclear Bank who in turn will include these instructions in the aggregated instructions Euroclear Bank sends to the issuer/agents.

The issuer/agents in turn credit the relevant proceeds to Euroclear Bank and upon receipt of the proceeds, Euroclear Bank credits the entitled EB Participants (including CREST as a Participant of Euroclear Bank) with their respective entitlement.

The relevant EUI deadline for elections will be earlier than the Euroclear Bank deadline, as CREST needs to ensure it sends its instructions to Euroclear Bank within the Euroclear Bank deadline.

Upon receipt of the relevant proceeds, CREST will credit the CREST members with their entitlement based on either their elections or the holdings they had on the relevant record date.

CREST members’ remedies are set out in the English law contract entered into with EUI.

Given that Euroclear Bank will not credit a fraction of a Share, CREST members will not be credited with fractional entitlements.

4.
Cancellation of CDIs for underlying Belgian Law Rights or for underlying Shares

Holders of CDIs will, at their option, be able to effect the cancellation of their CDIs in the CREST System and receive the Belgian Law Rights to which they are entitled into a shareholding account with a depository financial institution which is an EB Participant and to be registered as holder of the underlying Shares by arranging for that EB Participant to take the necessary steps to effect the transfer of the relevant Shares from Euroclear Nominees. It is envisaged that receipt of Belgian Law Rights on cancellation of CDIs can be accomplished within the same business day, and that entry on the Register of Members as holder of the underlying Shares can be accomplished within one (1) business day. It may take up to ten (10) business days for a transferee to receive the relevant share certificate, however entry on the Register of Members is prima facie evidence of a shareholding under Irish law. Certain transfer fees will generally be payable by a holder of CDIs who makes such a transfer.

PART 7

TAX INFORMATION IN RESPECT OF THE MIGRATION

THE TAX CONSIDERATIONS SUMMARISED BELOW ARE FOR GENERAL INFORMATION ONLY AND ARE IN RESPECT OF TAX CONSIDERATIONS OF THE MIGRATION ONLY. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

1.
Irish Tax Considerations

(a)
Scope of Summary

The following is a general summary of the material Irish tax considerations applicable to persons who are the ultimate owners of Migrating Shares for Irish tax purposes and references to “Shareholders” in this summary should be read accordingly. The summary contained in this Part 7 is based on existing Irish tax law and our understanding of the practices of the Irish Revenue Commissioners (“Irish Revenue”) in and or around the date of this Circular. It is based on the recently introduced Finance Act 2020, parts of which have not been commenced into law. Legislative, administrative or judicial changes may modify the tax consequences described in this Part 7, possibly with retroactive effect. Furthermore, we can provide no assurances that the tax consequences contained in this summary will not be challenged by the Irish Revenue or will be sustained by an Irish court if they were to be challenged.

The following summary does not constitute tax advice and is intended only as a general guide. The following summary is not exhaustive and Shareholders should consult their own tax advisers about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of being Migrating Shareholders and the acquisition, ownership and disposition of Shares in the future. Furthermore, the following summary applies only to Shareholders who currently hold their Shares as capital assets and does not apply to all categories of Shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or Shareholders who have, or who are deemed to have, acquired their Shares by virtue of an office or employment and such persons may be subject to special rules.

The Finance Act includes a number of amendments to the Irish tax legislation that seek to ensure that the migration of securities in Irish registered companies from the CREST system to the Euroclear System is tax neutral and to maintain the status quo post-migration. The Finance Act has been subject to a number of stages in the legislative process before it was signed into law in December 2020 and the relevant provisions will only come into force when a ministerial commencement order is made. The Irish Revenue have proposed addressing some matters by way of published practice rather than by statute, but this has not been published yet. It is possible that further changes in law may be introduced and/or that the law or practice of the Irish Revenue could change, either prospectively or retroactively, and such change could increase, reduce or mitigate possible tax consequences for Shareholders. Also, the assumed practices may not be issued by the Irish Revenue. The position under current Irish law is uncertain and the Company makes no assurances on the tax position for Shareholders.

The following summary is drafted on the basis that the amendments in the Finance Act 2020 dealing with the Migration are commenced by way of ministerial order prior to any action or transaction being undertaken in relation to the Migration.

(b)
Irish Capital Gains Tax

Shareholders should not be liable to Irish capital gains tax (“CGT”) as a result of the Migration on the basis that the Migration should not be treated as giving rise to a disposal of shares for CGT purposes.

Shareholders who are not resident or ordinarily resident in Ireland for Irish tax purposes should not be liable to CGT to the extent a gain is realised on a disposal of shares (including CDIs and ADSs) (or an interest in shares) unless such shares (or interest in shares) are used, held or acquired for the purpose of a trade or business carried on by such shareholder in Ireland through a branch or an agency.

Following the Migration, a disposal by an Irish resident or ordinarily resident shareholder of its shares may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that Shareholder. The rate of CGT is currently 33%.

(c)
Irish Dividend Withholding Tax

Irish dividend withholding tax (“DWT”) should not arise as a result of the Migration.

Following the Migration, unless exempted, a withholding at the standard rate of income tax (currently 25%) will apply to dividends or other relevant distributions paid by the Company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident Shareholders or to distributions paid to certain categories of non-Irish resident Shareholders.

The following Irish resident Shareholders, inter-alia, are exempt from withholding if, on a timely basis in advance of the payment of any relevant dividend they make an appropriate declaration of entitlement to exemption to the Company:

●
Irish resident companies;

●
pension schemes approved by the Irish Revenue;

●
qualifying fund managers or qualifying savings managers in relation to approved retirement funds (“ARF”s) or approved minimum retirement funds (“AMRF”s);

●
Personal Retirement Savings Account (“PRSA”) administrators who receive the relevant distribution as income arising in respect of PRSA assets;

●
qualifying employee share ownership trusts;

●
collective investment undertakings;

●
tax-exempt charities;

●
designated brokers receiving the distribution for special portfolio investment accounts;

●
any person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;

●
certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;

●
any person entitled to exemption to income tax under Schedule F by virtue of section 192(2) of the Taxes Consolidation Act (“TCA”) 1997;

●
unit trusts to which section 731(5)(a) of the TCA 1997 applies; and

●
certain Irish Revenue-approved amateur and athletic sport bodies.

The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

●
persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a) a country which has signed a Double Taxation Agreement with Ireland (a “tax treaty country”) or (b) an EU member state other than Ireland;

●
companies not resident in Ireland which are resident in an EU member state or a tax treaty country and are not controlled, directly or indirectly, by an Irish resident or Irish residents;

●
companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty country or an EU member state, resident for tax purposes in a tax treaty country or an EU member state other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU member state;

●
companies not resident in Ireland, the principal class of shares of which is substantially and regularly traded on a recognised stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange; or

●
companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two (2) or more companies, in either case the principal classes of shares of which is or are substantially and regularly traded on a recognised stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange.

In the case of an individual non-Irish resident Shareholder resident in an EU member state or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the Shareholder’s country of residence. In the case of both an individual and corporate non-Irish resident Shareholder resident in an EU member state or tax treaty country, the declaration must also contain an undertaking that he, she or it will advise the Company accordingly if he, she or it ceases to meet the conditions to be entitled to the DWT exemption. No declaration is required if the Shareholder is a 5% parent company in another EU member state in accordance with section 831 TCA 1997.

The DWT position in respect of dividends or distributions in respect of Shares represented by ADSs should not change as a result of the Migration.

Investors who hold their shares through a qualifying intermediary should make the appropriate declaration of entitlement to exemption on a timely basis to that intermediary.

(d)
Income Tax on Dividends Paid

Irish income tax may arise for certain Shareholders in respect of any dividends received from the Company.

Non-Irish Resident Shareholders

Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not liable for Irish tax on the dividends. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, the amount of that withholding will generally satisfy such person’s liability for Irish tax, however individual Shareholders should confirm this with their own tax adviser.

Irish Resident Shareholders

Companies resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received on the Shares. Shareholders that are “close” companies for Irish taxation purposes may, however, be subject to a 20% corporation tax surcharge on undistributed investment income.

Individual Shareholders who are resident or ordinarily resident in Ireland are subject to income tax on the gross dividend at their marginal tax rate, but are entitled to a credit for the tax withheld by the Company. The dividend will also be subject to the universal social charge. An individual Shareholder who is not liable or not fully liable for income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes can also arise for such individuals on the amount of any dividend received from the Company.

(e)
Capital Acquisitions Tax

Irish capital acquisitions tax (“CAT”) should not arise simply by virtue of the Migration. Following the Migration, a gift or inheritance of Shares (including CDIs and ADSs) (or an interest in Shares) should be within the charge to CAT notwithstanding that the donor or the donee/successor in relation to such gift or inheritance is domiciled and resident outside Ireland. CAT is charged at a rate of 33% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since 5 December 1991, as relevant, within the charge to CAT and the relationship between the donor and the donee/successor. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

In a case where an inheritance or gift of Shares is subject to both Irish CAT and foreign tax of a similar character, the foreign tax paid may in certain circumstances be credited in whole or in part against the Irish tax. Shareholders should consult their own tax advisers as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

(f)
Irish Stamp Duty

The Finance Act contains a provision to the effect Stamp duty shall not be chargeable on the migration of securities under the Migration of Participating Securities Act 2019.

It is understood that this provision is based on the understanding that the mere act of migration itself does not give rise to a stamp duty charge. Accordingly, where a shareholder also effects a change in beneficial ownership or similar change, in addition to the effects of the Migration, any such additional effect may bring the transaction within the charge to stamp duty.

Following the Migration transfers of equitable or beneficial interests in Shares (or an interest in Shares), including a transfer of CDIs within the CREST System, will be subject to stamp duty at a current rate of 1% of the consideration or the market value of the Shares, if greater. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. The methods for collection of stamp duty remain to be clarified by the Irish Revenue.

(g)
Cancellation of Income Shares

Shareholders who are Irish resident or ordinarily resident and who have their Income Shares redeemed for nil consideration may recognise a loss to the extent that base cost is attributable to those Income Shares; any such loss may be allowable depending on the Shareholder’s circumstances. No Irish stamp duty will be payable by a Shareholder on the cancellation of their Income Shares for nil consideration.

2.
United Kingdom Tax Considerations

(a)
Scope of Summary

The following is a general summary of the material United Kingdom tax considerations applicable to Shareholders who are resident (and, in the case of individuals, domiciled) in the United Kingdom for United Kingdom tax purposes and who are the beneficial owners of Migrating Shares and who have neither lent nor borrowed their shares (“UK Shareholders”). The summary contained in this Section 2 of Part 7 is based on our understanding of existing United Kingdom tax law and the published practice of Her Majesty’s Revenue and Customs (“HMRC”) in and or around the date of this Circular. Legislative, administrative or judicial changes may modify the tax consequences described in this Section 2 of Part 7, possibly with retroactive effect. Furthermore, we can provide no assurances that the tax consequences contained in this summary will not be challenged by HMRC or will be sustained by a United Kingdom court if they were to be challenged.

The following summary does not constitute tax advice and is intended only as a general guide. It relates only to certain limited aspects of the United Kingdom taxation treatment of UK Shareholders. It may not apply to certain UK Shareholders, such as traders, broker-dealers, dealers in securities, intermediaries, insurance companies and collective investment schemes, shareholders who have (or are deemed to have) acquired their Migrating Shares by virtue of an office or employment or who are officers or employees or individual shareholders who own 10% or more of the issued share capital of the Company (including in certain circumstances, shares comprised in a settlement of which the shareholder is a settlor and shares held by a connected person as well as shares transferred by a shareholder pursuant to a repurchase or stock lending arrangement). Such persons may be subject to special rules. The following statements may not apply where the Company offers scrip dividends in lieu of cash. Shareholders should consult their own tax advisers about the United Kingdom tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of being Migrating Shareholders and the acquisition, ownership and disposition of Shares in the future.

(b)
Cancellation of the Income Shares

A UK Shareholder that has its Income Shares redeemed for nil consideration may recognise a loss to the extent that base cost is attributable to those Income Shares; any such loss may be allowable. No United Kingdom stamp duty or stamp duty reserve tax (“SDRT”) will be due from UK Shareholders on the cancellation of their Income Shares for nil consideration.

(c)
Migration

UK Shareholders are not expected to be liable to United Kingdom capital gains tax or corporation tax on chargeable gains as a result of the Migration, either on the basis that the Migration does not give rise (or should not be treated as giving rise) to a disposal of Shares, or on the basis that under the securities identification rules any disposal should be treated as being of the interest in Shares acquired in the Migration (whether held as a CDI or as Belgian Law Rights by an EB Participant or through a broker or other nominee which is an EB Participant) and therefore at no gain and no loss. There is therefore expected to be no effect on the base cost available to be taken into account by UK Shareholders in computing the gain on any subsequent disposals.

No United Kingdom stamp duty or SDRT is expected to be required to be paid in respect of the Migration.

(d)
Cancellation of CDIs for underlying Belgian Law Rights or for underlying Shares

Following the Migration, if a UK Shareholder holding CDIs effects the cancellation of those CDIs in the CREST System and receives Belgian Law Rights as described in paragraph 4 of Part 6 of this Circular: (i) the UK Shareholder is not expected to be liable to United Kingdom capital gains tax or corporation tax on chargeable gains as a result of the cancellation; (ii) the base cost in the Belgian Law Rights is expected to be the same as the base cost in the CDIs; and (iii) no United Kingdom stamp duty or SDRT is expected to be required to be paid as a result of the cancellation. HMRC considers that there will have been a disposal of the CDIs for the purposes of United Kingdom capital gains tax or corporation tax on chargeable gains and that the usual computational rules will apply; but as it is not expected that any consideration (beyond the receipt of the Shares themselves) would be received by a UK Shareholder for the disposal of the CDIs, no chargeable gains should arise. If a UK Shareholder holding Belgian Law Rights in respect of Shares subsequently takes steps (whether immediately after the cancellation of that UK Shareholder’s CDIs or at a later time) to become registered directly as the holder of the Shares (again as described in paragraph 4 of Part 6 of this Circular), similarly: (i) the UK Shareholder is not expected to be liable to United Kingdom capital gains tax or corporation tax on chargeable gains as a result of that direct registration; (ii) the base cost in the Shares is expected to be the same as the base cost in the Belgian Law Rights; and (iii) no United Kingdom stamp duty or SDRT is expected to be required to be paid as a result of that direct registration.

(e)
Dividends

Following the Migration, a beneficial owner of CDIs in respect of Shares is expected to be treated for UK tax purposes as the beneficial owner of the corresponding number of Shares held through the Euroclear System for the benefit of the CREST Depository. On that basis, if a UK Shareholder receives a dividend on his or her Shares (including Shares represented by CDIs) and Irish tax is withheld from the payment of the dividend (see Irish tax considerations in Section 1 of this Part 7 for comments on the withholding tax position), credit for the Irish tax may be available for set-off against any liability to UK corporation tax or UK income tax on the dividend. The amount of the credit will normally be equal to the lesser of: (i) the amount withheld once appropriate double tax treaty claims have been made by the UK Shareholder to mitigate Irish withholding tax suffered; and (ii) the liability to UK tax on the dividend. The credit will not normally be available for set-off against a UK Shareholder’s liability to UK tax other than on the dividend and, to the extent that the credit is not set off against UK tax on the dividend, the credit will be lost.

Individuals

UK Shareholders who are within the charge to UK income tax will pay no tax on their cumulative dividend income in a tax year up to an allowance (£2,000 for the 2020/21 tax year). The rates of income tax on dividends received above the annual dividend allowance are currently (i) 7.5% for basic rate taxpayers; (ii) 32.5% for higher rate taxpayers; and (iii) 38.1% for additional rate taxpayers. Dividend income that is within the dividend allowance counts towards an individual’s basic or higher rate limits and will therefore affect the rate of tax that is due on any dividend income in excess of the annual dividend allowance. In calculating into which tax band any dividend income over the £2,000 allowance falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

Corporate shareholders

UK Shareholders who are within the charge to UK corporation tax will be subject to UK corporation tax on any dividends on the Shares unless certain conditions for exemption are satisfied. The exemption is of wide application and such UK Shareholders will therefore ordinarily not be subject to UK corporation tax on the dividends received on the Shares.

Preference Shares

Special rules may apply to the receipt of dividends on Preference Shares.  UK Shareholders holding Preference Shares should consult their own tax advisers about whether those rules may apply to the receipt of dividends on their Shares.

(f)
Taxation of chargeable gains

A disposal or deemed disposal of Shares (including the CDIs and Shares represented by them) by a UK Shareholder may, depending on the UK Shareholder’s particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of capital gains tax or corporation tax on chargeable gains.

Individuals who are temporarily non-resident in the UK may, in certain circumstances, be subject to capital gains tax in respect of gains realised on a disposal of Shares during their period of non-residence.

(g)
United Kingdom Stamp Duty and SDRT

No UK stamp duty will be payable in respect of a paperless transfer of Shares for which no written instrument of transfer is used.

No UK stamp duty will be payable on a written instrument of transfer of Shares if that transfer instrument is executed and retained outside the UK and does not relate to any property situated in the UK or to any other matter or thing done or to be done in the UK (which may include, without limitation, the involvement of UK bank accounts in payment mechanics).

No UK SDRT will arise in respect of an agreement to transfer Shares, provided that the Shares are not registered in a register that is kept in the UK.

No UK stamp duty will arise on transfers of CDIs within the CREST System, on the assumption that no written instrument of transfer is used to effect such a transfer.

No UK SDRT will arise on transfers of CDIs within the CREST System, provided that (i) the Shares represented by the CDIs are of the same class as shares in the Company that are listed on a ‘recognised stock exchange’ for UK tax purposes, (ii) the Shares are not registered in a register that is kept in the UK, and (iii) the Company (as a non-UK incorporated company) remains centrally managed and controlled outside the UK. Shares that are included in the UK Official List and admitted to trading on the main market of the London Stock Exchange, and/or officially listed in Ireland and admitted to trading on the main market of Euronext Dublin, are regarded as listed on a recognised stock exchange for UK tax purposes.

THE UNITED KINGDOM TAX CONSIDERATIONS SUMMARISED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

3.
United States Federal Income Tax Considerations

(a)
Scope of Summary

The following is a summary of certain US federal income tax considerations relating to the purchase, ownership and disposition of Migrating Shares or ADSs by a beneficial owner of the Migrating Shares or ADSs who is a citizen or resident of the United States, a US domestic corporation or otherwise subject to US federal income tax on a net income basis in respect of the Migrating Shares or the ADSs (“US Holders”). This summary does not purport to be tax advice or a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Migrating Shares or the ADSs, including the alternative minimum tax and Medicare tax on net investment income. In particular, the summary deals only with US Holders that will hold Migrating Shares or ADSs as capital assets and generally does not address the tax treatment of US Holders that may be subject to special tax rules such as banks, regulated investment companies, insurance companies, tax-exempt organisations dealers in securities or currencies, partnerships or partners therein, entities subject to the branch profits tax, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company (measured by vote or value), US Holders whose “functional currency” is not US dollars or persons that hold the Migrating Shares or the ADSs as a synthetic security or as part of an integrated investment (including a “straddle” or hedge) consisting of the Migrating Shares or the ADSs and one or more other positions.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

Holders of the Migrating Shares or the ADSs should consult their own tax advisors as to the US or other tax consequences of the purchase, ownership, and disposition of the Migrating Shares or the ADSs in light of their particular circumstances, including, in particular, the effect of any foreign, state or local tax laws.

For US federal income tax purposes, holders of the ADSs generally will be treated as the beneficial owners of the Migrating Shares represented by those ADSs. Exchanges of Migrating Shares for ADSs, and ADSs for Migrating Shares, generally will not be subject to US federal income tax.

(b)
Tax Consequences of the Cancellation of the Income Shares and of the Migration

US Holders are not expected to recognise any gain or loss for US federal income tax purposes as a consequence of the cancellation of the Income Shares. US Holders are likewise not expected to recognise any gain or loss for US federal income tax purposes as a consequence of the Migration. After the Migration, US Holders of ADSs will continue to be treated as holding the underlying Migrating Shares for US federal income tax purposes.

(c)
Taxation of Dividends

The gross amount of any dividends (including any amount withheld in respect of Irish taxes) paid with respect to the Migrating Shares, including Migrating Shares represented by ADSs, will generally be includible in the taxable income of a US Holder when the dividends are received by the holder, in the case of Migrating Shares, or when received by the Depositary, in the case of ADSs. Such dividends will not be eligible for the “dividends received” deduction allowed to US corporations in respect of dividends from a domestic corporation. Dividends paid in euro generally should be included in the income of a US Holder in a US dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder, in the case of Migrating Shares, or the Depositary, in the case of ADSs. US Holders generally should not be required to recognise any foreign currency gain or loss to the extent such dividends paid in euro are converted into US dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to the Migrating Shares or ADSs will be taxable at the preferential rates for “qualified dividends” if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules; and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of 28 July 1999 (the “US-Ireland Income Tax Treaty”) has been approved for the purposes of the qualified dividend rules. Based on the Company’s audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its fiscal 2019 taxable year. In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not anticipate becoming a PFIC for its fiscal 2020 taxable year.

Dividends received by US Holders generally will constitute foreign source and “passive category” income for US foreign tax credit purposes. Subject to limitations under US federal income tax law concerning credits or deductions for foreign taxes, any Irish taxes withheld at the appropriate rate from cash dividends on the Migrating Shares or ADSs may be treated as a foreign income tax eligible for credit against a US Holder’s US federal income tax liability (or at a US Holder’s election, may be deducted in computing taxable income if the US Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and US Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of Migrating Shares that are made as part of a pro rata distribution to all stockholders generally should not be subject to US federal income tax, unless the US Holder has the right to receive cash or property, in which case the US Holder will be treated as if it received cash equal to the fair market value of the distribution.

(d)
Taxation of Capital Gains

Upon a sale or other disposition of the Migrating Shares or ADSs, US Holders will recognise gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US Holder’s tax basis, determined in US dollars, in the Migrating Shares or ADSs. Generally, such gains or losses will be capital gains or losses, and will be long-term capital gains or losses if the Migrating Shares or ADSs have been held for more than one year. Short-term capital gains are subject to US federal income taxation at ordinary income rates. Gains realised by a US Holder generally should constitute income from sources within the United States for foreign tax credit purposes and generally should constitute “passive category” income for such purposes. The deductibility of capital losses, in excess of capital gains, is subject to limitations. Deposits and withdrawals of Migrating Shares by US Holders in exchange for ADSs should not result in the realisation of gain or loss for US federal income tax purposes.

(e)
Foreign Financial Asset Reporting

Certain US Holders that own “specified foreign financial assets” with an aggregate value in excess of US $50,000 on the last day of the taxable year or US $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-US financial institution, as well as securities issued by a non-US issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US $5,000 extends the statute of limitations with respect to the tax return to six (6) years after the return was filed. US Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

(f)
Information Reporting and Backup Withholding

Dividends paid on, and proceeds from, the sale or other disposition of the Migrating Shares or ADSs that are made within the United States or through certain US related financial intermediaries generally will be subject to information reporting and may also be subject to backup withholding unless the holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against a US Holder’s US federal income tax liability, provided the required information is timely furnished to the IRS.

4.
Belgian Tax Considerations

(a)
Scope of Summary

The following is a general summary of the material Belgian tax considerations applicable to Shareholders who are the beneficial owners of Migrating Shares, who have neither lent nor borrowed their shares and who are (i) Belgian resident individuals or companies (“Belgian Resident Shareholders”) or (ii) Belgian non-resident individuals or companies (“Belgian Non-Resident Shareholders”). It has been assumed that Belgian Non-Resident Shareholders are Shareholders that have no connection with Belgium other than the mere fact that their Shares (including Shares represented by CDIs) are held through the Euroclear System. The summary is based on our understanding of existing Belgian tax laws, treaties and regulatory interpretations by the Belgian Tax Authorities in effect in Belgium on 6 January 2021. Legislative, administrative or judicial changes may modify the tax consequences described in the paragraphs below, possibly with retroactive effect. Furthermore, we can provide no assurances that the tax consequences contained in this summary will not be challenged by the Belgian Tax Authorities or will be sustained by a Belgian court if they were to be so challenged, unless a specific tax ruling were to be obtained beforehand from the Belgian Ruling Commission.

The following summary applies to the Migration of Ordinary Shares only. Special rules may apply to the Cancellation of Income Shares. Belgian Resident Shareholders and Belgian Non-Resident Shareholders holding Income Shares should consult their own tax advisers.

The following summary does not constitute tax advice and is intended only as a general guide. The following summary is not exhaustive and does not purport to address all tax consequences of the acquisition, ownership and disposal of Ordinary Shares, nor does it take into account (i) the specific circumstances of particular Shareholders, some of which may be subject to special rules, or (ii) the tax laws of any country other than Belgium. This summary does not describe the tax treatment of Shareholders that may be subject to special rules, such as banks, insurance companies, pension funds, trustees, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, Migrating Shares as a position in a straddle, share-repurchase transaction, conversion transaction, synthetic security or other integrated financial transactions. This summary does not address the local taxes applicable to Belgian resident individuals.

For purposes of this summary, a Belgian resident individual is an individual subject to Belgian personal income tax (i.e. an individual domiciled in Belgium or having his seat of fortune in Belgium or a person assimilated to a resident for purposes of Belgian tax law). A Belgian resident company is a company subject to the ordinary Belgian corporate income tax (i.e. a corporate entity that has its main establishment, its administrative seat or seat of management in Belgium and that is not excluded from the scope of the Belgian corporate income tax). The fact that a company has its statutory seat in Belgium leads to a rebuttable presumption that its main establishment, its administrative seat or seat of management is located in Belgium. A Belgian non-resident is an individual or company that is not a Belgian resident. As mentioned above, it has been assumed that Belgian Non-Resident Shareholders are Shareholders that have no connection with Belgium other than the mere fact that their Ordinary Shares (including Ordinary Shares represented by CDIs) are held through the Euroclear System.

In addition to the assumptions mentioned above, it is also assumed in this Circular that for purposes of the domestic Belgian tax legislation, the beneficial owners of CDIs will be treated as the beneficial owners of the Ordinary Shares represented by such CDIs. However, the assumption has not been confirmed by or verified with the Belgian Tax Authorities.

Shareholders should consult their own tax advisors about the Belgian tax consequences which may arise as a result of being Migrating Shareholders and the acquisition, ownership and disposal of Migrating Shares in the future (including the effect of any regional or local laws).

(b)
Migration

Belgian Resident and Non-Resident Shareholders are not expected to be subject to Belgian income tax on capital gains as a consequence of the Migration on the basis that the Migration should normally not give rise (or should not be treated as giving rise) to a definitive disposal of the Ordinary Shares.

(c)
Dividends

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to Ordinary Shares (including Ordinary Shares represented by CDIs) is expected to be treated as a dividend distribution. By way of exception, the repayment of capital may not be treated as a dividend distribution to the extent that such repayment is imputed to the fiscal capital. Note that any reduction of fiscal capital is deemed to be paid out on a pro rata basis of the fiscal capital and reserves (provided that the Company has reserves). The part of the capital reduction deemed to be paid out of the fiscal capital may, subject to certain conditions, for Belgian income tax purposes, be considered as a reimbursement of capital and not be considered as a dividend distribution. The part imputed on the reserves is treated as a dividend distribution subject to applicable tax rules.

Non-Belgian dividend withholding tax, if any, will neither be creditable against any Belgian income tax due nor reimbursable to the extent that it exceeds Belgian income tax due.

Belgian Resident Shareholders

Individuals

Dividends distributed to Belgian Resident Shareholders holding the Ordinary Shares (including Shares represented by CDIs) in the framework of the normal management of their private estate, are in principle expected to be subject to Belgian withholding tax of 30% if an intermediary established in Belgium was in any way involved in the processing of the payment of the dividends. The Belgian withholding tax of 30% in principle fully discharges their personal income tax liability.

The intermediary established in Belgium, as referred to in the above paragraph, will not qualify as the debtor of the Belgian withholding tax and hence should not withhold the Belgian withholding tax if (a) it is proven to him that another intermediary has withheld the Belgian withholding tax, (b) he can demonstrate that the dividends have been paid to an in Belgium established credit institution, stock market company or recognised clearing or settlement institution which has explicitly, unequivocally and verifiably accepted to comply with the obligations “as intermediary” in respect of the Belgian withholding tax, or (c) the intermediary qualifies as an in Belgium established credit institution, stock market company or recognised clearing or settlement institution which has paid the dividends to (i) credit institutions established abroad, (ii) financial intermediaries, established abroad, as defined in Article 2, 9° of the Act of 2 August 2002, (iii) clearing institutions and settlement institutions, established abroad, as defined in Article 2, 16° and 17°, respectively, of the Act of 2 August 2002, and (iv) undertakings, established abroad, whose principal activity is the management of assets, the provision of advice in connection with the management of assets or the custody and management of financial instruments as well as undertakings, established abroad, which are authorised to carry on one of those activities under the law to which they are subject to (together (i) to (iv), the “Specific Foreign Intermediaries”).

Belgian individuals may nevertheless opt to report the dividends in their personal income tax return or may even need to report them if (i) an intermediary established in Belgium was involved in the processing of the payment of the dividends but such intermediary did not withhold the Belgian dividend withholding tax due, or (ii) no intermediary established in Belgium was in any way involved in the processing of the payment of the non-Belgian sourced dividends.

Belgian resident individuals who report the dividends in their personal income tax return will normally be taxable at the lower of the generally applicable 30% Belgian withholding tax rate on dividends or at the progressive personal income tax rates applicable to their overall declared income. In addition, if the dividends are reported, the Belgian dividend withholding tax may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due provided that the dividend distribution does not result in a reduction in value of or a capital loss on the Ordinary Shares (including Ordinary Shares represented by CDIs) of the Company. The latter condition is not applicable if the individual can demonstrate that he/she has held the Shares (including Ordinary Shares represented by CDIs) in full legal ownership for an uninterrupted period of twelve (12) months prior to the payment or attribution of the dividends.

Subject to certain conditions and formalities, an exemption from personal income tax could in principle be claimed by Belgian resident individuals in their personal income tax return for a first tranche of dividend income up to the amount of EUR 800, per year and per taxpayer (for the income year 2021). All reported dividends (so not only the dividends distributed on the Ordinary Shares (or on Ordinary Shares represented by CDIs)) are taken into account to assess whether said maximum amount is reached.

For Belgian Resident Shareholders holding Ordinary Shares (including Ordinary Shares represented by CDIs) for professional purposes, the Belgian withholding tax will not fully discharge their Belgian income tax liability. Dividends received should be reported by the Shareholder and will, in such a case, be taxable as professional income at the Shareholder’s progressive personal income tax rate increased with local surcharges. Belgian withholding tax levied could then be credited against the personal income tax due and would be reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the Ordinary Shares (including Ordinary Shares represented by CDIs) in full legal ownership on the day the beneficiary of the dividend is identified and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on Ordinary Shares (including Ordinary Shares represented by CDIs). The latter condition is not applicable if the Shareholder can demonstrate that he has held the full legal ownership of Ordinary Shares (including Ordinary Shares represented by CDIs) for an uninterrupted period of twelve (12) months immediately prior to the payment or attribution of the dividends.

Companies

Dividends distributed by the Company to Belgian Resident Shareholders are in principle expected to be subject to Belgian withholding tax of 30% if an intermediary established in Belgium was in any way involved in the processing of the payment of the dividends.

The intermediary established in Belgium, as referred to in the above paragraph, will not qualify as the debtor of the Belgian withholding tax and hence should not withhold the Belgian withholding tax if (a) it is proven to him that another intermediary has withheld the Belgian withholding tax, or (b) he can demonstrate that the dividends have been paid to an in Belgium established credit institution, stock market company or recognised clearing or settlement institution which has explicitly, unequivocally and verifiably accepted to comply with the obligations “as intermediary” in respect of the Belgian withholding tax; or (c) the intermediary qualifies as an in Belgium established credit institution, stock market company or recognised clearing or settlement institution which has paid the dividends to Specific Foreign Intermediaries.

For Belgian Resident Shareholders, the dividend income (after deduction of any non-Belgian withholding tax but including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to the standard corporate income tax rate of 25% (as of assessment year 2021 linked to a financial year starting on or after 1 January 2020). Subject to certain conditions, a reduced corporate income tax rate of 20% (as of assessment year 2021 linked to a financial year starting on or after 1 January 2020) applies for so-called small and medium sized enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code on Companies and Associations) on the first EUR 100,000 of taxable profits. Belgian resident companies may under certain conditions deduct 100% of the gross dividend received from their taxable income (“Dividend Received Deduction”). Such Shareholders should consult their own tax advisor in this respect.

Belgian dividend withholding tax levied at source could be credited against the Belgian corporate income tax due and would be reimbursable to the extent it exceeds such corporate income tax, subject to two conditions: (i) the taxpayer must own the Ordinary Shares (including Ordinary Shares represented by CDIs) in full legal ownership on the day the beneficiary of the dividend is identified and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the Ordinary Shares (including Ordinary Shares represented by CDIs). The latter condition is expected not to be applicable: (i) if the taxpayer can demonstrate that it has held the Ordinary Shares (including Ordinary Shares represented by CDIs) in full legal ownership for an uninterrupted period of twelve (12) months immediately prior to the payment or attribution of the dividends or (ii) if, during that period, the Ordinary Shares (including Ordinary Shares represented by CDIs) never belonged in full legal ownership to a taxpayer other than a Belgian resident company or a non-resident company that has, in an uninterrupted manner, invested the Ordinary Shares (including Ordinary Shares represented by CDIs) in a Belgian permanent establishment.

Dividends received by Belgian Resident Shareholders on the Ordinary Shares (including Ordinary Shares represented by CDIs) are exempt from Belgian withholding tax provided that the investor satisfies the identification requirements in Article 117, §11 of the Royal Decree implementing the Belgian Income Tax Code 1992.

Belgian Non-Resident Shareholders

Dividends distributed by the Company to Belgian Non-Resident Shareholders are in principle expected to be subject to Belgian withholding tax of 30% if an intermediary established in Belgium was in any way involved in the processing of the payment of the dividends.

The intermediary established in Belgium, as referred to in the above paragraph, will not qualify as the debtor of the Belgian withholding tax and hence should not withhold the Belgian withholding tax if (a) it is proven to him that another intermediary has withheld the Belgian withholding tax; (b) he can demonstrate that the dividends have been paid to an in Belgium established credit institution, stock market company or recognised clearing or settlement institution which has explicitly, unequivocally and verifiably accepted to comply with the obligations “as intermediary” in respect of the Belgian withholding tax; or (c) the intermediary qualifies as an in Belgium established credit institution, stock market company or recognised clearing or settlement institution which has paid the dividends to Specific Foreign Intermediaries.

Dividends paid by the Company through a Belgian credit institution, stock market company or recognised clearing or settlement institution to Belgian Non-Resident Shareholders should be exempt from Belgian dividend withholding tax with respect to dividends of which the debtor (i.e. the Company) is subject to the Belgian non-resident income tax and has not allocated said income to his Belgian establishment provided that the Belgian Non-Resident Shareholders deliver an affidavit confirming that (i) they are non-residents in the meaning of Article 227 of the Belgian Income Tax Code 1992, (ii) they have not allocated the Ordinary Shares (including Ordinary Shares represented by CDIs) to business activities in Belgium, and (iii) they are the full owners or usufructors of the Ordinary Shares (including Ordinary Shares represented by CDIs).

No Belgian dividend withholding tax should be due with respect to dividends, as referred to in the above paragraph, paid by an in Belgium established credit institution, stock market company or recognised clearing or settlement institution to intermediaries other than Specific Foreign Intermediaries provided that such other intermediaries deliver an affidavit confirming that the beneficiaries of the dividends (i) are non-residents in the sense of Article 227 of the Belgian Income Tax Code 1992, (ii) have not allocated the Ordinary Shares (including Ordinary Shares represented by CDIs) to business activities in Belgium, and (iii) are the full owners or usufructors of the Ordinary Shares (including Ordinary Shares represented by CDIs).

If Ordinary Shares (including Ordinary Shares represented by CDIs) are acquired and held by a Belgian Non-Resident Shareholder in connection with a business in Belgium, the Shareholder must report the dividends received and such dividends will then be taxable at the applicable Belgian non-resident individual or corporate income tax rate, as appropriate. Any Belgian withholding tax levied at source may be credited against the Belgian non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the Ordinary Shares (including Ordinary Shares represented by CDIs) in full legal ownership on the day the beneficiary of the dividends is identified and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the Ordinary Shares (including Ordinary Shares represented by CDIs). The latter condition is not applicable if (i) the non-resident Shareholder can demonstrate that the Ordinary Shares (including Ordinary Shares represented by CDIs) were held in full legal ownership for an uninterrupted period of twelve (12) months immediately prior to the payment or attribution of the dividends or (ii) with regard to non-resident companies only, if, during the said period, the Ordinary Shares (including Ordinary Shares represented by CDIs) have not belonged in full legal ownership to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the Ordinary Shares (including Ordinary Shares represented by CDIs) in a Belgian permanent establishment.

Dividends paid or attributed to Belgian non-resident individuals who do not use the Ordinary Shares (including Ordinary Shares represented by CDIs) in the exercise of a professional activity, may, subject to certain conditions and formalities, be exempt from Belgian non-resident individual income tax up to the amount of EUR 800, per year and per taxpayer (for the income year 2021). Consequently, if Belgian withholding tax has been levied on dividends paid or attributed to the Ordinary Shares (including Ordinary Shares represented by CDIs), such Belgian non-resident individual may request in his or her Belgian non-resident income tax return that any Belgian withholding tax levied on dividends up to the amount of EUR 800 (for the income year 2021) be credited and, as the case may be, reimbursed. However, if no such Belgian income tax return has to be filed by the Belgian non-resident individual Shareholder, Belgian withholding tax levied on such an amount could in principle be reclaimed by filing a request thereto addressed to the tax official to be appointed in a Royal Decree, subject to formalities.

Belgian non-resident companies that have invested the Shares in a Belgian establishment may, under certain conditions, apply the Dividend Received Deduction (see above). Such Shareholders should consult their own tax advisor in this respect.

(d)
Capital Gains

Belgian Resident Shareholders

Individuals

Belgian Resident Shareholders holding Ordinary Shares (including Ordinary Shares represented by CDIs) in the Company would as a matter of principle not be subject to Belgian income tax on capital gains realised upon the disposal of the Ordinary Shares provided that such capital gains are realised within the scope of normal management of the individual’s private estate; capital losses would in such case not be tax deductible. Capital gains realised by a private individual may however be considered as miscellaneous income taxable at 33% (plus local surcharges) if the capital gains are realised outside the scope of normal management of the individual’s private estate. Capital losses would in such case not be tax deductible.

Belgian Resident Shareholders holding Ordinary Shares (including Ordinary Shares represented by CDIs) for professional purposes may be taxable at the ordinary progressive personal income tax rates (plus local surcharges) on capital gains realised upon the disposal of the Ordinary Shares (including Ordinary Shares represented by CDIs) or, except for Ordinary Shares held for more than five (5) years, which may under certain circumstances be taxable at a separate rate of 10% (in the framework of cessation of activities under certain circumstances) or 16.5% (plus local surcharges). Capital losses on the Ordinary Shares (including Ordinary Shares represented by CDIs) incurred by Belgian resident individuals holding the Ordinary Shares for professional purposes may be tax deductible. Capital gains realised by Belgian resident individuals upon the redemption of Ordinary Shares (including Ordinary Shares represented by CDIs) of the Company or upon the liquidation of the Company would be taxable as a dividend (see above).

Companies

Following the Migration, a disposal by a Belgian Resident Shareholder of its Ordinary Shares (including Ordinary Shares represented by CDIs) may be exempt from Belgian corporate income tax provided that any potential income distributed in respect of the Ordinary Shares (or interest in Ordinary Shares) would be deductible pursuant to the conditions for the application of the Dividend Received Deduction regime. Application of the Dividend Received Deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution. Shareholders should consult their own tax advisor in this respect.

If one or more of these conditions for the application of the Dividend Received Deduction regime are not met, then any capital gain realised on Shares (including Shares represented by CDIs) will be taxable at the standard corporate income tax rate of 25%, unless the reduced corporate income tax rate of 20% applies (see above). Capital losses on the Shares incurred by Belgian resident companies are as a general rule not tax deductible.

Capital gains realised by Belgian resident companies upon redemption of the Ordinary Shares (including Ordinary Shares represented by CDIs) or upon liquidation of the Company would in principle be subject to the same taxation regime as dividends (see above).

Belgian Non-Resident Shareholders

Belgian Non-Resident Shareholders should in principle not be subject to Belgian income tax on capital gains realised on Ordinary Shares (including Ordinary Shares represented by CDIs) unless the Ordinary Shares (including Ordinary Shares represented by CDIs) are held as part of a business in Belgium through a fixed base in Belgium or a Belgian permanent establishment. In such case, the same principles apply as described above with regard to Belgian Resident Shareholders - Individuals (holding the Ordinary Shares for professional purposes) or Belgian Resident Shareholders - Companies.

Shareholders who (i) are Belgian Non-Resident Shareholders - Individuals, (ii) do not use the Ordinary Shares (including Shares represented by CDIs) for professional purposes and (iii) have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the Ordinary Shares to Belgium, could be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions that are considered as being outside the scope of normal management of the individual’s private estate. Belgium has however concluded tax treaties with more than ninety five (95) countries which would generally provide for a full exemption from Belgian capital gains taxation on such gains realised by residents of those countries. Capital losses are generally not deductible in Belgium.

(e)
Tax on stock exchange transactions

The purchase and the sale and any other acquisition or transfer for consideration of existing Ordinary Shares (including Ordinary Shares represented by CDIs) (secondary market transactions) in Belgium through a professional intermediary is expected to be subject to the tax on stock exchange transactions (taks op de beursverrichtingen/taxe sur les opérations de bourse) if it is (i) entered into or carried out in Belgium through a professional intermediary, i.e. credit institutions, stock market companies, trade platforms and any other intermediary that habitually acts as an intermediary in securities transactions, or (ii) deemed to be entered into or carried out in Belgium, which is the case if the order is directly or indirectly made to a professional intermediary established outside of Belgium, either by private individuals with habitual residence in Belgium, or legal entities for the account of their seat of establishment in Belgium (both referred to as “Belgian Investor”). The tax on stock exchange transactions is not due upon the issuance of Shares (primary market transactions).

The tax on stock exchange transactions is expected to be levied at a rate of 0.35% of the purchase price, capped at EUR 1,600 per transaction and per party.

Moreover, a tax on repurchase transactions (taks op de reportverrichtingen/taxe sur les reports) (tax on a sale combined with a forward purchase) at the rate of 0.085% (subject to a maximum of EUR 1,600 per party and per transaction) will be due from each party to any such transaction entered into or settled in Belgium in which a stockbroker acts for either party.

For both the tax on stock exchange transactions and the tax on repurchase transactions, a separate tax is due by each party to the transaction, and both taxes are collected by the professional intermediary. However, if the transaction is in scope of the tax and the order is, directly or indirectly, made to a professional intermediary established outside of Belgium, the tax is then in principle due by the Belgian Investor, unless that Belgian Investor could demonstrate that the tax has already been paid. In the latter case, the foreign professional intermediary would also need to provide each client (which gives such intermediary an order) with a qualifying order statement (bordereau/borderel), at the latest on the business day after the day the transaction concerned was realised. Alternatively, professional intermediaries established outside of Belgium could appoint a stock exchange tax representative in Belgium, subject to certain conditions and formalities (“Stock Exchange Tax Representative”). Such Stock Exchange Tax Representative will then be liable towards the Belgian Treasury in respect of the transactions executed through the professional intermediary and for complying with the reporting obligations and the obligations relating to the order statement in that respect. If such a Stock Exchange Tax Representative has paid the tax on stock exchange transactions due, the Belgian Investor will, as per the above, no longer be the debtor of the tax on stock exchange transactions.

No tax on stock exchange transactions or tax on repurchase transactions should be due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Act of 2 August 2002 on the supervision of the financial sector and financial services; (ii) insurance companies described in Article 2, § 1 of the Belgian Law of 9 July 1975 on the supervision of insurance companies; (iii) pension institutions referred to in Article 2,1° of the Belgian Law of 27 October 2006 concerning the supervision of pension institutions; (iv) collective investment institutions; (v) regulated real estate companies; and (vi) Belgian non-resident Shareholders provided they deliver a certificate to their financial intermediary in Belgium confirming their non-resident status.

On 14 February 2013 the EU Commission adopted the Draft Directive on a Financial Transaction Tax (“FTT”). The Draft Directive currently stipulates that once the FTT enters into effect, the participating Member States shall not maintain or introduce any taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax). For Belgium, the tax on stock exchange transactions and the tax on repurchase transactions should thus be abolished once the FTT enters into effect. The Draft Directive is still subject to negotiation between the participating Member States and may, therefore, never be passed into law and may be further amended at any time.

(f)
Tax on securities accounts

On 4 November 2020, the Belgian tax authorities published a notice in the Belgian State Gazette indicating that the Council of Ministers has approved on 2 November 2020 a preliminary draft law (“Draft Law”) aimed at introducing (a renewed version of) an annual tax on securities accounts (“Draft TSA”). The Draft Law has been submitted to the Belgian Parliament on 5 January 2021.

The Draft TSA would apply to securities accounts as such and would therefore, in principle, cover all securities accounts held by (i) individuals, including those subject to the Belgian non-resident income tax, and (ii) legal persons subject to the Belgian corporate income tax, the Belgian legal entity tax or Belgian non-resident tax. It would entail an annual tax on the holding of a securities account.

The applicable tax base would be the average value of qualifying financial instruments held on a securities account provided said average value exceeds EUR 1,000,000. The applicable tax rate of the Draft TSA is 0.15% and, where applicable, the amount of the tax shall be limited to 10 % of the difference between the tax base and EUR 1,000,000. The Draft Law also contains a general anti-abuse provision, which would retroactively apply as from 30 October 2020 preventing, inter alia, (i) the splitting of a securities account where securities are transferred to one or more accounts with the same financial intermediary or to accounts with another financial intermediary with the aim of avoiding that the total value of the securities in one account exceeds EUR 1,000,000, (ii) the opening of securities accounts where securities are spread between accounts with the same financial intermediary or with another financial intermediary with the aim of avoiding that the total value of the securities on one account exceeds EUR 1,000,000, (iii) the conversion of registered shares, bonds and other taxable financial instruments so that they are no longer held in a securities account, with the aim of escaping the tax, (iv) the placing of a securities account subject to the tax in a foreign legal entity that transfers the securities to a foreign securities account, with the intention of avoiding the tax, and (v) placing a securities account subject to the tax in a fund whose parts are placed in registered form, with a view to avoiding the tax. In the above situations, there is a rebuttable presumption of tax avoidance whereby the taxpayer can provide proof to the contrary.

Please note that this tax is still subject to negotiation and the aforementioned principles could still change. Hence, Shareholders are strongly advised to seek their own professional advice in relation to this potential new version of the tax on securities accounts.

5.
German Tax Considerations

(a)
Scope of Summary

The following is a general summary of the material German tax considerations applicable to Shareholders who are resident (and, in the case of individuals, have their usual domicile) in Germany for German tax purposes and who are the beneficial owners of Migrating Shares (“German Shareholders”). The summary contained in this Section 5 of Part 7 is based on existing German tax law and our understanding of the practice of the German tax authorities on and or around the date of this Circular. Legislative, administrative or judicial changes may modify the tax consequences described in this Section 5 of Part 7 possibly with retroactive effect. Furthermore, we can provide no assurances that the tax consequences contained in this summary will not be challenged by the German tax authorities or will be sustained by a German tax court if they were to be challenged.

The following summary applies to the Migration of Ordinary Shares only. Special rules may apply to the Cancellation of Income Shares. German Shareholders holding Income Shares should consult their own tax advisers.

The following summary does not constitute tax advice and is intended only as a general guide. The following summary relates only to certain limited aspects of the German taxation treatment of German Shareholders. Shareholders should consult their own tax advisers about the German tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of being a Migrating Shareholder and the acquisition, ownership and disposition of Ordinary Shares in the future.

(b)
Migration

German Shareholders should not be liable to German income tax (Einkommensteuer), German corporate income tax (Körperschaftsteuer), German trade tax (Gewerbesteuer), solidarity surcharge (Solidaritätszuschlag) or German church tax (Kirchensteuer), if applicable (together “German Income Taxes”), on chargeable gains as a result of the Migration on the basis that the Migration should not give rise to a disposal of Shares from a German tax perspective. There is therefore expected to be no effect on the acquisition cost available to be taken into account by German Shareholders in computing the gain on any subsequent disposals.

No German stamp duty will be required to be paid in respect of the Migration.

(c)
Cancellation

Similarly, if a German Shareholder holding CDIs effects the cancellation of those CDIs in CREST and receives the underlying Ordinary Shares: (i) the German Shareholder should not be liable to German Income Taxes on chargeable gains as a result of the cancellation; (ii) the acquisition cost in the Ordinary Shares should be the same as the acquisition cost in the CDIs. No German stamp duty will be required to be paid in respect of the cancellation.

(d)
Dividends

Following the Migration, a beneficial owner of CDIs in respect of Ordinary Shares should be treated for German tax purposes as the beneficial owner of the corresponding number of Ordinary Shares held for the benefit of the CREST Depositary. Dividend payments made by CRH plc and received by the German Shareholders should therefore also qualify as dividend payments for German tax purposes, also in case the German Shareholder holds the Shares by way of CDIs.

German withholding taxes

On that basis, dividends received by a non-business German Shareholder should be subject to German withholding tax if the Ordinary Shares (including Ordinary Shares represented by CDIs) are kept or administered in a custodial account with a German branch of a German or non-German bank or financial services institution, a German securities trading company or a German securities trading bank (each, a German Disbursing Agent, auszahlende Stelle). The tax rate is 25% (plus solidarity surcharge at a rate of 5.5% thereon, the total withholding being 26.375%). For individual German Shareholders who are subject to church tax an electronic information system for church withholding tax purposes should apply in relation to dividend payments, with the effect that church tax will be collected by the German Disbursing Agent by way of withholding unless the German Shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office (Bundeszentralamt für Steuern) in which case that German Shareholder will be assessed to church tax. Subject to certain requirements and restrictions being met, the German Disbursing Agent may credit any Irish withholding taxes levied on the dividend payments if the German Shareholder is an individual not holding the Ordinary Shares (including Ordinary Shares represented by CDIs) for business purposes.

Individual German Shareholders not holding their Ordinary Shares (including Ordinary Shares represented by CDIs) for business purposes (Non-business German Shareholders) are entitled to an annual allowance (Sparer-Pauschbetrag) of EUR 801 (EUR 1,602 for couples and registered partners filing jointly) for all investment income received in a given year. Upon the Non-business German Shareholder filing an exemption certificate (Freistellungsauftrag) with the German Disbursing Agent, the German Disbursing Agent will take the allowance into account when computing the amount of tax to be withheld. No withholding tax will be deducted if the German Shareholder has submitted to the German Disbursing Agent a certificate of non-assessment (Nichtveranlagungs-Bescheinigung) issued by the competent local tax office.

German withholding tax should also apply to dividend payments received by corporate German Shareholders (irrespective of any deductions of foreign tax and capital losses incurred). The same may apply where the Ordinary Shares form part of a trade or business of an individual German Shareholder, subject to further requirements being met.

Taxation of current income

The personal German income tax liability of a Non-business German Shareholder deriving dividends from the Ordinary Shares is, in principle, settled by the German tax withheld. To the extent German withholding tax has not been levied, such as in the case of Ordinary Shares (including Ordinary Shares represented by CDIs) kept in custody abroad or if no German Disbursing Agent is involved in the payment process, the Non-business German Shareholder must report his or her dividend income derived from the Shares on his or her tax return and then will also be taxed at a rate of 25% (plus solidarity surcharge and church tax thereon, where applicable). Further, a Non-business German Shareholder may request that all investment income of a given year is taxed at his or her lower individual tax rate based upon an assessment to tax with any amounts over withheld being refunded. In each case, the deduction of expenses on an itemized basis is not permitted.

Where Ordinary Shares form part of a trade or business the withholding tax, if any, will not settle the German personal or corporate income tax liability. Non-business German Shareholders who (a) hold 25% or more of the share capital in CRH plc or (b) hold 1% or more of the share capital in CRH plc and may exert significant influence on CRH plc due to their professional relationship with CRH plc, may opt to subject the dividend income to their regular German income taxation. In all these cases, the respective German Shareholder will have to report income and related (business) expenses on the tax return and the balance will be taxed at the German Shareholder's applicable tax rate. Withholding tax levied, if any, will be credited against the German personal or corporate income tax of the German Shareholder. Where Shares form part of a German trade or business the dividends may also be subject to German trade tax.

(e)
Taxation of chargeable gains

German withholding taxes

Taxes to be withheld as described under paragraph (d) (Dividends) (German withholding taxes) also apply to chargeable gains (i.e. the difference between the proceeds from the disposal, redemption, repayment or assignment after deduction of expenses directly related to the disposal, redemption, repayment or assignment and the cost of acquisition) if derived by a Non-business German Shareholder provided the Shares have been kept or administered in a custodial account with the same German Disbursing Agent since the time of their acquisition. If the same Ordinary Shares kept or administered in the same custodial account were acquired at different points in time, the Ordinary Shares first acquired should be deemed to have been sold first for the purposes of determining the chargeable gains. Where Ordinary Shares are acquired and/or sold or redeemed in a currency other than euro, the sales/redemption price and the acquisition costs have to be converted into euro on the basis of the foreign exchange rates prevailing on the sale or redemption date and the acquisition date respectively with the result that any currency gains or losses are part of the chargeable gains.

To the extent the Ordinary Shares have not been kept or administered in a custodial account with the same German Disbursing Agent since the time of their acquisition, upon the disposal, redemption, repayment or assignment, withholding tax applies at a rate of 26.375% (including solidarity surcharge, plus church tax, if applicable) on 30% of the disposal proceeds, unless the current German Disbursing Agent has been notified of the actual acquisition costs of the Ordinary Shares by the previous German Disbursing Agent or by a statement of a bank or financial services institution from another Member State of the European Union or the European Economic Area or from certain other countries (e.g. Switzerland or Andorra).

In computing any German tax to be withheld from chargeable gains realized upon the disposal of Ordinary Shares, the German Disbursing Agent generally deducts from the basis of the withholding tax negative investment income realised by a Non-business German Shareholder via the same German Disbursing Agent subject to certain limitations, e.g. losses from the sale of other securities, including other shares or stocks. In addition, subject to certain requirements and restrictions the German Disbursing Agent may credit any Irish withholding taxes levied on chargeable gains realised by the disposal, redemption, repayment or assignment of the Ordinary Shares in a given year held by a Non-business German Shareholder in the custodial account with the same German Disbursing Agent.

German withholding tax should not apply to gains from the disposal, redemption, repayment or assignment of Shares held by a corporation. The same should apply where the Ordinary Shares held by an individual German Shareholder form part of a trade or business, subject to further requirements being met.

Taxation of current income

The description of the income taxation under paragraph (d) (Dividends) (Taxation of current income) above generally applies to the income taxation of chargeable gains as well.

If the German withholding tax on a disposal, redemption, repayment or assignment has been calculated from 30% of the disposal proceeds (rather than from the actual gain), a Non-business German Shareholder may and in case the actual gain is higher than 30% of the disposal proceeds must also apply for an assessment on the basis of his or her actual acquisition costs.

Losses realised upon the disposal, redemption, repayment or assignment of the Ordinary Shares can only be offset against any gain realised deriving from the disposal of shares in a stock corporation and only in the same or the following years but not retroactively.

(f)
German stamp duties

No German stamp duty will be payable in respect of any transfer of Ordinary Shares.

6.
French Tax Considerations

(a)
Scope of Summary

The following description is a general summary of the material French tax considerations applicable to Migrating Shareholders who are tax residents in France and are the beneficial owners of Migrating Shares.

There is no relevant administrative regulations or available case law providing guidelines in respect of the French tax treatment applicable to Migrating Shareholders in respect of the contemplated Migration, the issue, holding and disposal of a CDI, or the income received by Migrating Shareholders in connection thereto. Similarly, there is no established practice as to how the Migration or a CDI should be qualified under French tax law. Hence, there is room for a significant uncertainty as to the French tax treatment of the Migration and of any income received by Migrating Shareholders following the Migration and we can provide no assurance that the tax consequences outlined in this summary will not be challenged by the French tax authorities or will be confirmed by a French court should such tax consequences be challenged by the French tax authorities.

Shareholders should consult with their own tax advisers about the French tax consequences (and the tax consequences under the laws of any other relevant jurisdiction) which may arise as a result of being a Migrating Shareholder and the acquisition, ownership and disposition of Shares or CDIs in the future.

This summary is based on French laws and regulations as currently in force. The considerations below may be modified as a result of subsequent amendments brought to the applicable French tax rules (potentially with retroactive effect) and their interpretation by the French tax authorities.

This summary does not constitute tax advice and is only given as a general guideline. The following summary relates only to certain limited aspects of the tax treatment in France of French tax residents and is not intended to constitute a comprehensive analysis of all the tax consequences which may apply to a Migrating Shareholder.

The following summary applies to the Migration of Ordinary Shares only. Special rules may apply to the Migration of Preference Shares or the cancellation of Income Shares. French Shareholders holding Preference Shares or Income Shares should consult their own tax advisers.

Furthermore, the following summary applies only to Migrating Shareholders who hold their Ordinary Shares as capital assets and does not apply to all categories of Shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or shareholders who have, or who are deemed to have, acquired their Ordinary Shares by virtue of an office or employment.

(b)
Migration

Absent any direct authority under French law in respect of the tax treatment of the Migration or the issue of CDIs, it is unclear whether such transactions would be viewed as a transfer of ownership in the Migrating Shares triggering the taxation of unrealized capital gains for Migrating Shareholders that are French tax residents.

In accordance with a first interpretation of French tax law, the Migration would be viewed as an exchange by the Migrating Shareholders of Ordinary Shares against (i) another security (the CDI), (ii) a contractual right embedded in the CDI or (iii) a co-ownership right in the Ordinary Shares (such alternatives being not exhaustive). This interpretation may be based, in particular, on the transfer of the legal title in the Migrating Shares to the Euroclear Nominees. As a result of such transfer, the Migrating Shareholders may be viewed as having participated into an exchange of direct ownership rights in their Migrating Shares with indirect co-ownership rights in the Ordinary Shares, as provided under Belgian law. Under this interpretation, such exchange may constitute a taxable event in respect of the Migrating Shares.

In accordance with a second interpretation of French tax law, intermediaries interposed between the Migrating Shareholders and the Company (including CREST Participants, EB Participants, Euroclear Nominees and other nominees, trustees and brokers) may be considered as mere custodians or agents of the Migrating Shareholders. Even though the legal title in the Ordinary Shares would be held by Euroclear Nominees, the rights that will be exercised by the Migrating Shareholders in respect of the Ordinary Shares after the Migration may be viewed as similar in substance to the rights the Migrating Shareholders would have had, had they hold the Ordinary Shares directly. Under this second interpretation, the Migrating Shareholders would continue to be treated as direct Shareholders of the Company and the Migration would not constitute a taxable event for them.

It is not possible to determine at this stage which of these interpretations would be upheld by the French tax authorities or the French tax courts, as there would be serious arguments to support both interpretations.

Shareholders are invited to consult with their usual tax adviser as to the tax treatment of the Migration in France.

The Migration and the issuance of the CDIs should not be subject to the tax on financial transactions referred to in Article 235 ter ZD of the French Tax Code (the “FTC”), nor French registration tax provided that no agreement with respect to the Migration or the issue of the CDIs is entered into in France.

(c)
Cancellation

Similarly, if a French tax resident holding CDIs effects the cancellation of those CDIs in CREST and receives a direct right in respect of the Ordinary Shares, the cancellation may be viewed as an exchange of CDIs against (i) another security (the underlying Ordinary Shares) or (ii) a co-ownership right in the Shares (this list is not exhaustive). Under this interpretation, the cancellation may be viewed as a taxable event under French tax law.

On the other hand, under the second interpretation described above, the Migrating Shareholders would be viewed as being direct holders of the Ordinary Shares and the cancellation should not affect their being viewed as direct Shareholders of the Company. Under such interpretation, the cancellation should not be viewed as a taxable event under French tax law.

It is not possible to determine at this stage which of these interpretations would be upheld by the French tax authorities or the French tax courts, as there would be serious arguments to support both interpretations.

The cancellation of the CDIs should not be subject to the tax on financial transactions referred to in Article 235 ter ZD of the FTC, nor French registration tax provided that no agreement with respect to the cancellation of the CDIs is entered into in France.

(d)
Dividends

As described above regarding the Migration, it is not clear under French tax law whether holders of CDIs would be viewed as direct Shareholders of the Company, or holders of (i) another security (the CDI), (ii) a contractual right embedded in the CDI or (iii) a co-ownership right in the Ordinary Shares (this list is not exhaustive). If holders of CDIs are not viewed as direct Shareholders of the Company, income received in respect of the CDIs (corresponding to dividends paid by the Company) may not qualify as dividend payments for French tax purposes. This may affect the tax treatment of French tax resident Shareholders, as described below.

In respect of Shareholders having opted for the cancellation of their CDIs, it is expected that the dividend qualification of the income received in respect of the Ordinary Shares would be respected. However, one cannot exclude that the French tax authorities and French tax courts may take another position.

Therefore, subject to diverging views from the French tax authorities or French courts, the tax treatment of French tax resident would be as follows:

i)
Individual who are French tax residents acting in connection with the management of their private assets outside the framework of a share savings plan (“plan d’épargne en actions”) and who do not perform stock exchange transactions on a regular basis

If the dividend qualification is respected, and subject to the specific regimes provided for by law, dividends are, in principle, taxable at a flat rate of income tax of 12.8%. Taxpayers may also elect for such dividends to be taxed at the progressive rate of income tax (the “Tax Election”). If the Tax Election is made, dividends may, under certain conditions, benefit from a tax allowance of 40% according to the provisions of Article 158, 3-2° of the FTC.

We draw your attention on the fact that the Tax Election is irrevocable and global according to the provisions of Article 200 A-2 of the FTC.

Subject to a limited number of exceptions, the gross amounts of the distributed income are subject to a withholding tax of 12.8% by application of Article 117 quarter of the FTC that is creditable against the final income tax liability of the year during which the dividend was received, the excess, if any, being refunded to the taxpayer.

Such tax is (i) withheld at source when the paying agent is located in a State which is a member of the European Union or which is a party to the agreement on the European Economic Area and has concluded a treaty on administrative assistance to prevent fraud or tax evasion, in the latter case, subject to the taxpayer’s relevant instructions to the paying establishment or (ii) paid by the taxpayer.

In addition, dividends paid to individuals that are French tax residents may be subject to social contributions at a rate of 17.2% that must be withheld in the same manner as the withholding tax of 12.8% referred to above.

French tax residents may be in a position to benefit from a tax credit in France in respect of Irish withholding taxes (if any) levied by the Company on the dividends paid in respect of the Ordinary Shares.

If the dividend qualification is not respected, income received by the French tax resident individual shareholders may be taxable at income tax marginal rates and the tax credit in respect of Irish withholding tax may not be available.

ii)
Legal entities which are French tax residents and subject to corporate income tax holding less than 5% of the share capital of the Company

Irrespective of the qualification as dividends, any income received in respect of the Ordinary Shares should, in principle, be taxable at the ordinary rate of corporate income tax in France as an ordinary income and should not benefit from the parent subsidiary regime implemented under Articles 145 and 216 of the FTC. As mentioned above in respect of individual Shareholders, it is unclear whether Shareholders would be in a position benefit from a tax credit in France in respect of Irish withholding taxes (if any) levied by the Company on the dividends paid in respect of the Ordinary Shares.

(a)
Disposals

A disposal or deemed disposal of the Ordinary Shares or CDIs by a French tax resident would, subject to the French tax resident’s particular circumstances and subject to any available exemption or relief, give rise to a taxable gain or loss. Shareholders are invited to consult their usual tax adviser in this respect.

Such disposal should not be subject to the tax on financial transactions referred to in Article 235 ter ZD of the FTC, nor French registration tax provided that no agreement with respect to the disposal is entered into in France.

PART 8

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Set out below is an explanation for the amendments to the Articles of Association of the Company proposed to be made pursuant to Resolution 2 set out in the EGM Notice. The proposed changes will take effect on and with effect from the date specified in the Board Migration Resolution. Please note that unless otherwise stated, references to particular articles included in the table below are to the relevant article in the copy of the Articles of Association of the Company (entitled the “Resolution 2 Version”), which are available for inspection on the Company’s website except if indicated otherwise.

These changes are proposed with four objectives. The majority of the proposed changes are necessary to enable the Company to satisfy the eligibility requirements for Euroclear Bank and must be in effect on and with effect from Migration.

While the issue of CDIs as described in this Circular is a key part of the implementation of the Migration, this is not provided for in the Migration Act. Instead, this aspect of the Migration is to be covered by the adoption of the proposed new Article 18 which is intended to operate in conjunction with the Brexit Omnibus Act, the approval of Resolution 3 and the measures and steps to be effected in accordance with and as envisaged by the EB Migration Guide.

In addition a number of additional changes to the Articles of Association are being proposed in relation to Article 12 so as to allow the Directors to exercise their discretion so that the ultimate owners of the Shares held by Euroclear Nominees can, in certain circumstances, have the benefit of legal owners of certain rights under the Companies Act which are expressed as member’s rights. In the absence of such rights being enshrined in the Articles of Association, continued exercise of these rights would require that holders within the Euroclear system or CDI holders withdraw the underlying shares and hold them in certificated (i.e. paper) form at the relevant time. These changes are not required in order to give effect to the Migration.

Finally, an additional number of changes to the Articles of Association are being proposed to remove references to Income Shares upon the adoption of Resolution 4 and Resolution 6.

Shareholders are encouraged to review the proposed amendments to the Articles of Association in their entirety which are available for inspection as set out in section 9 of Part 1 of this Circular.

Article	Explanation for the amendments to the Articles of Association
2	New definitions have been inserted in Article 2 for the reason that these expressions are used elsewhere in the amended Articles of Association.
4, 8A, 16, 31, 32(b), 74(b), 135, 137
The articles referred to in this row are to the relevant article in the copy of the Articles of Association of the Company (entitled the “Resolution 6 Version”):
Amended Article 4 to state the capital of the Company following the cancellation of the Income Shares.
Corresponding amendments to the Articles to remove references to Income Shares.

12
A new Article 12 (b) has been inserted which provides that where the owner of shares which are recorded in book-entry form in a central securities depository has notified the Company in writing that it is the owner of such shares and the notification is accompanied by such other evidence as the Directors may reasonably require to confirm such ownership, the Directors may in their absolute discretion exercise their powers in a way that would confer on such owner the benefit of all of the rights conferred on a member with respect to those shares by Articles 60(b), 61, 62(b), 69(b) and 87 and 110 and sections 37(1), 105(8), 112(2), 146(6), 178(2), 178(3), 180(1), 185(1), 1101 and 1104 of the Companies Act.
A new Article 12(c) has been inserted in order to provide that the references to a member, a holder of a share or a shareholder in Articles 8, 11(a), 61(b), 65, 145, 149 and 150, and Sections 89(1), 111(2), 180, 228(3), 228(4), 251(2), 252(2), 339, 374(3), 459, 460(4), 1137(4), 1147 and 1159(4) of the Companies Act may be deemed by the Directors to include a reference to an owner of a share who has satisfied the requirements in Article 12(b) above with respect to that share.
A new Article 12 (d) has been inserted in order to provide that all persons who the Directors deem to be eligible to receive notice of a meeting by virtue of Article 12(b) above at the date the notice was given, served or delivered, may also be deemed eligible by the Directors to attend at the meeting in respect of which the notice has been given and to speak at such meeting provided that such person remains an owner of a Share at the relevant record date for such meeting.
The new Article 12 (e) provides that neither Article 12(c) above nor the reference to Article 87 in Article 12, shall entitle the person to vote at a meeting of the Company or exercise any other right conferred by membership in relation to meetings of the Company.
The new Article 12(f) provides that where two or more persons are the owner of a Share, the rights conferred by this Article shall not be exercisable unless all such persons have satisfied the requirements in Article 12 with respect to that Share.
The new Article 12(g) provides that any notice or other information to be given, served or delivered by the Company pursuant to Article 12 shall be in writing (whether in electronic form or otherwise) and served or delivered in any manner determined by the Directors (in their absolute discretion) in accordance with the provisions of Article 149. The Company shall not be obliged to give, serve or deliver any notice or other information to any person pursuant to Articles 12 where the Company is not in possession of the information necessary for such information to be given, served or delivered in the manner determined by the Directors in accordance with the preceding sentence.

13(b)
A new Article 13(b) has been inserted in order to take account of the fact that all the Participating Securities will be registered in the name of Euroclear Nominees which is acting as the nominee for Euroclear Bank. This new provision recognises the fact that Euroclear Nominees Limited shall have no beneficial interest in such shares and all rights attaching to such shares may be exercised on the instructions of Euroclear Bank and the Company shall have no liability to Euroclear Nominees Limited where it acts in response to such instruction.

14(b), (d) (e), and (f)
Article 14 allows the Company to make enquiries of persons in order to determine if a person has an interest in the Company’s shares. This is in addition to the similar provision in section 1110b or 1062 of the Companies Act. Articles 14(b), 14(e) and 14(f) have been amended and new Article 14(d) has been inserted in order to make it clear what are the obligations of Euroclear Bank when enquiries are made of it by the Company in accordance with Article 14.

16
This Article has been amended to take account of Article 3(1) of CSDR. Article 3(1) requires the Company to arrange for all of its shares which are admitted to trading or traded on trading venues to be represented in book-entry form as immobilisation or subsequent to a direct issuance in dematerialised form. Article 3(1) shall apply to new shares issued after 1 January 2023 and from 1 January 2025, it will apply to all shares in the Company which are admitted to trading or traded on trading venues.

18
Article 18 is an entirely new Article which is intended to facilitate the transfer of Participating Securities to Euroclear Bank in accordance with the Migration. Pursuant to this Article, holders of the Migrating Shares will be deemed to have consented and agreed to, inter alia:
? the Company appointing attorneys or agents of such holders to do everything necessary to complete the transfer of the Migrating Shares to Euroclear Nominees (or such other nominee(s) of Euroclear Bank as it may notify the Company in writing) and do all such other things and execute and deliver all such documents and electronic communications as may be required by Euroclear Bank or as may, in the opinion of such attorney or agent, be necessary or desirable to vest the Migrating Shares in Euroclear Nominees (or such other nominee(s) of Euroclear Bank as it may notify the Company in writing) and, pending such vesting, to exercise all such rights attaching to the Migrating Shares as Euroclear Bank and/or Euroclear Nominees may direct;

? the Company’s Registrar and/or the Company’s secretary completing the registration of the transfer of the Migrating Shares by registering such Migrating Shares in the name of Euroclear Nominees (or such other nominee(s) of Euroclear Bank as it may notify to the Company in writing) without having to furnish the Former Holder with any evidence of transfer or receipt;

? Euroclear Bank and Euroclear Nominees being authorised to take any action necessary or desirable to enable the issuance of CDIs by the CREST Depository to the relevant Holders of the Migrating Shares, including any action necessary or desirable in order to authorise Euroclear Bank, Euroclear Nominees, the CREST Nominee and/or any other relevant entity to instruct the CREST Depository and/or EUI to issue the CDIs to the relevant Holders of the Migrating Shares pursuant to the terms of the CREST Deed Poll or otherwise;

? the attorney or agent appointed pursuant to Article 18 being empowered to procure the issue by the Company’s Registrar of such instructions in the Euroclear System or otherwise as are necessary or desirable to give effect to the Migration and the related admission of the Migrating Shares to the Euroclear System, withdraw any Participating Securities from the CREST System, execute and deliver (i) any forms, instruments or instructions of transfer on behalf of the Holders of the Migrating Shares in favour of Euroclear Nominees (or such other nominee(s) of Euroclear Bank as it may notify the Company in writing), and (ii) such agreements or other documentation, electronic communications or instructions as may be required in connection with the admission of the Migrating Shares and any interest in them to the Euroclear System; and

? the Company’s Registrar, the Company’s Secretary and/or EUI releasing such personal data of the Holder of the Migrating Shares to the extent required by Euroclear Bank, the CREST Depository and/or EUI to effect the Migration and the issue of the CDIs.

Pursuant to Article 18(d) the Holders of the Migrating Shares agree that none of the Company, Directors, the Company’s Registrar or the Company’s Secretary will be liable in any way in connection with any of the actions taken in respect of the Migrating Shares in connection with the Migration and/or any failures/errors in the systems, processes or procedures of the Registrar, Euroclear Bank and/or EUI which adversely impacts the implementation of the Migration.

21 and 44
Articles 21 and 44 have been updated to clarify that Directors may authorise some person to do all that is necessary under the Regulations Governing Uncertificated Shares to change uncertificated shares which are to be sold into certificated form prior to their sale.

30(b)
The new Article 30(b) provides that in the case of the death of an owner of a Share, the survivor or survivors where the deceased was a joint owner of the Share, and the personal representatives of the deceased where he or she was a sole holder, shall be the only persons recognised by the Company as the persons entitled to benefit from the exercise of the Directors’ discretion as provided for in the new Article 12 in respect of that share provided that they or the deceased owner have satisfied the requirements in Article 12 above with respect to that share.

31
As Article 31 deals with the requirement for a written instrument of transfer in order to transfer an interest in the shares in the company. Article 31 is being amended to further facilitate the transfers of shares as part of the Migration and also for any subsequent transfers in or out of the CSD. An additional sentence has been added to make it clear that the Company can allow shares to be transferred without a written instrument as permitted by the Companies Act.

32, 33 and 35
Articles 32, 33 and 35 have been amended to provide that the Directors may decline to register any renunciation of a renounceable letter of allotment as the Directors may need this where there is an attempted renunciation which is not in accordance with Euroclear Bank’s procedures. In addition, that directors may decline to register any transfer of shares in uncertificated form only in such circumstances as may be permitted or required by the Regulations governing Uncertificated Shares.

35(c)
As the payment mechanism for Irish stamp duty has yet to be fully clarified, this is the reason for the amendment to Article 35(c) since it would allow the Company to make other arrangements to ensure that stamp duty can be paid.

51(d)	New Article 51 (d) to allow for the surrender and cancellation with effect from close of business on 9 February 2021.
63 and 67	Amended to make it clear that members present include members in person or by proxy.
65
In Article 65 if at an adjourned meeting such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened otherwise than by resolution of the Directors, shall be dissolved, but if the meeting shall have been convened by resolution of the Directors, a proxy appointed by a CSD entitled to be counted in a quorum present at the meeting shall be a quorum.

83(ii)(c)
The reference to the 48 hour deadline for the submission of proxies in the Articles of Association has been deleted or amended to the latest time which may be specified by the Directors subject to the requirements of the Acts.

83(c) and 83B	Additional provisions are being included in Articles 89(c) and 89B in order to make it clear that proxies can be appointed using Euroclear Bank’s and/or CREST’s system for electronic communications.
87
As Euroclear Bank is a body corporate, its ability to appoint representatives at meetings of the Company is being further facilitated by the amendment in Article 87 which allows for the appointment of multiple corporate representatives. This should be of use for the exercise of voting rights by different EB Participants and their clients.
A new Article 87(b) has been inserted so that any body corporate, which is an owner of a share may by resolution of its directors or other governing body authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which such person represents as that body corporate could exercise in accordance with the Articles of Association.

139	Article 139 is being amended in order to make it clear that dividends and all monies can be paid in accordance with such arrangements as the Company may agree with Euroclear Bank.
149	Article 149 is being amended in order to allow for the serving of notices on Euroclear Bank via its messaging system.

PART 9

DEFINITIONS

The following definitions apply in this Circular unless the context otherwise clearly requires:

ADS	American Depositary Share, each representing one Share issued pursuant to the terms and conditions set out in the ADS Deposit Agreement;
ADS Deposit Agreement	amended and restated deposit agreement, dated 28 November 2006, entered into among the Company, the ADS Depositary and all holders from time to time of ADSs issued thereunder;
ADS Depositary	Bank of New York Mellon; as depositary;
Articles of Association or Articles	the articles of association of the Company as filed with the Registrar of Companies;
Belgian Law Rights
the fungible co-ownership rights governed by Belgian law over a pool of book-entry interests in securities of the same issue (i.e. ISIN) which the EB Participants will receive upon the Migration, further summary details of which are set out in Part 5 of this Circular;

Belgium	the Kingdom of Belgium and the word ‘Belgian’ shall be construed accordingly;
Board Migration Resolution	The board resolution referred to in Resolutions 1 and 2 in the EGM Notice;
Broadridge	Broadridge Proxy Voting Service;
Brexit Omnibus Act	the Withdrawal of the United Kingdom from the European Union (Consequential Provisions) Act 2020;
business day	means a day, other than a Saturday, Sunday or public holiday in Dublin and London;
CCSS	CREST Courier and Sorting Service;
CDI	CREST Depository Interest;
certificated form or in certificated form	a share being the subject of a certificate as referred to in section 99(1) of the Companies Act;
CGT	Irish capital gains tax;
Circular	this Circular dated 15 January 2021;
Companies Act	the Companies Act 2014 (No. 38 of 2014), as amended;
Company Law Review Group
the statutory body charged with monitoring, reviewing and advising the Minister for Business, Enterprise & Innovation in relation to company law in Ireland as specified in Section 958 of the Companies Act;

Company or CRH	CRH plc;
Company Registrar	the registrar to the Company, being Link Registrars Limited;
Constitution	the constitution of the Company as in effect from time to time, consisting of the Memorandum of Association and the Articles of Association;
CREST or CREST System
the relevant settlement system operated by EUI and constituting a relevant system for the purposes of the Irish CREST Regulation and, in respect of CDIs, a relevant system for the purposes of the UK CREST Regulations;

CREST ADS Nominee	BNY (Nominees) Limited as the nominee of the ADS Depositary; for the CREST System;
CREST Deed Poll	the global deed poll made on 25 June 2001 by CREST Depository, a copy of which is set out in the CREST International Manual;
CREST Depository	CREST Depository Limited, a subsidiary of EUI;
CREST Depository Interest or CDI	an English law security issued by the CREST Depository that represents a CREST member’s interest in the underlying share;
CREST International Manual	the CREST manual for the Investor CSD service offered by EUI entitled ‘CREST International Manual’ dated December 2020, as may be amended, varied, replaced or superseded from time to time;
CREST Manual
the documents issued by Euroclear Bank governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, CREST CCSS Operations Manual, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);

CREST members	has the meaning given to it in the CREST Manual;
CREST Nominee	CIN (Belgium) Limited, a subsidiary of CREST Depository, or any other body appointed to act as a nominee on behalf of the CREST Depository, including the CREST Depository itself;
CREST Proxy Instruction	the appropriate CREST message to be completed with respect to the proxy appointment or instruction, as outlined in the CREST Manual;
CREST Tariff Brochure	the document issued by EUI entitled ‘Euroclear UK & Ireland tariff’ dated August 2020, as may be amended, varied, replaced or superseded from time to time;
CREST Terms and Conditions	the document issued by Euroclear Bank entitled ‘CREST Terms and Conditions’ dated August 2020, as may be amended, varied, replaced or superseded from time to time;
CSD	a central securities depository, including EUI and Euroclear Bank;
CSDR
Regulation (EU) No. 909/2014 of the European Parliament and of the Council of 23 July 2014 on improving securities settlement in the European Union and on central securities depositories and amending Directives 98/26/EC and 2014/65/EU and Regulation (EU) No 236/2012;

Directors or Board	the board of directors of the Company, details of which are set out at the top of Part 1 of this Circular;
EB Migration Guide	the document issued by Euroclear Bank entitled ‘Euroclear Bank as Issuer CSD for Irish corporate securities; Migration Guide’ dated October 2020 as may be amended from time to time;
EB Operating Procedures	the document issued by Euroclear Bank entitled “the Operating Procedures of the Euroclear System” as amended from time to time;
EB Participants	participants in Euroclear Bank, each of which has entered into an agreement to participate in the Euroclear System subject to the Euroclear Terms and Conditions;
EB Rights of Participants Document	the document issued by Euroclear Bank entitled ‘Rights of Participants to Securities deposited in the Euroclear System’ dated July 2017;
EB Services Description	the document issued by Euroclear Bank entitled ‘Euroclear Bank as Issuer CSD for Irish corporate securities’ Services Description dated October 2020 as amended from time to time;
EGM Notice	the notice of Extraordinary General Meeting which is contained at Appendix 1 of this Circular;
ESMA	the European Securities and Markets Authority;
EU	the European Union;
EUI	Euroclear UK & Ireland Limited, the operator of the CREST System;
euro or EUR or €	euro, the lawful currency of Ireland;
Euroclear ADS Nominee	a nominee of the CREST ADS Depositary;
Euroclear Bank or EB	Euroclear Bank SA/NV, an international CSD based in Belgium and part of the Euroclear Group;
Euroclear Bank Participants or EB Participants	participants in Euroclear Bank, each of which has entered into an agreement to participate in the Euroclear System subject to the Euroclear Terms and Conditions;
Euroclear Bank Trust Deed	the Euroclear Bank Trust Deed, referred to in Euroclear Bank’s White Paper of May 2019 pursuant to which Euroclear Nominees will act as trustee for Euroclear Bank in respect of the Migration;
Euroclear Group	the group of Euroclear companies, including Euroclear Bank and EUI;
Euroclear Nominees	Euroclear Nominees Limited, a wholly owned subsidiary of Euroclear Bank, established under the laws of England and Wales with registration number 02369969;
Euroclear System	the securities settlement system operated by Euroclear Bank and governed by Belgian law;
Euroclear Terms and Conditions	the document issued by Euroclear Bank entitled ‘Terms and Conditions governing use of Euroclear dated April 2019, as may be amended, varied, replaced or superseded from time to time;
Euronext Dublin	The Irish Stock Exchange plc, trading as Euronext Dublin;
Euronext Dublin Listing Rules	the Euronext Dublin Listing Rules for companies published by Euronext Dublin;
Euronext Dublin Trading Rules	the Euronext Dublin Trading Rules for companies published by Euronext Dublin;
Extraordinary General Meeting or EGM	the extraordinary general meeting of the Company convened to be held at 11 a.m. on 9 February 2021 at Stonemason’s Way, Dublin 16, Ireland;
FCA	the Financial Conduct Authority of the United Kingdom;
Finance Act	the Finance Act 2020;
Form of Proxy	the form of proxy in respect of voting at the EGM;
Former Holders
the former registered holders of Participating Securities at the Migration Record Date who, following the Migration, hold, either directly or indirectly, Belgian Law Rights in such Participating Securities as EB Participants;

GBP or £ or sterling	pounds sterling, the lawful currency of the United Kingdom;
Holders of Participating Securities	registered holders of Participating Securities and/or (as the context requires) persons holding their interests in Shares through such registered holders;
Income Holders	holders of Income Shares;
Income Shares	the Income Shares in the capital of the Company of €0.02 each;
Interest
any interest whatsoever in Shares (of any size) which would be taken into account in deciding whether a notification to the Company would be required under Chapter 4 of Part 17 of the Companies Act and “interested” shall be construed accordingly;

Investor CSD	has the meaning given to it in Article 1(f) of Commission Delegated Regulation (EU) 2017/392 of 11 November 2016 supplementing CSDR;
Ireland	the island of Ireland, excluding Northern Ireland and the word ‘Irish’ shall be construed accordingly;
Irish CREST Regulations	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (as amended);
Issuer CSD	has the meaning given to it in Article 1(e) of Commission Delegated Regulation (EU) 2017/392 of 11 November 2016 supplementing CSDR;
Latest Withdrawal Date	Unless otherwise notified by 12.00 p.m. on Thursday, 11 March 2021 at the latest
Listing Rules	the Euronext Dublin Listing Rules and/or the UK Listing Rules, as applicable;
Live Date	the date appointed by Euronext Dublin pursuant to the Migration Act to be the effective date in respect of Market Migration, which has not yet been confirmed but which is expected to be 15 March 2021;
London Stock Exchange	London Stock Exchange plc;
London Stock Exchange Trading Rules	the trading rules of the London Stock Exchange as set out in the Rules of the London Stock Exchange Effective Date 1 July 2019;
Market Migration	the migration to Euroclear Bank of the Participating Securities of all Relevant Issuers;
Memorandum of Association	the memorandum of association of the Company as filed with the Registrar of Companies;
Migrating Shareholders	the registered holders of Migrating Shares as at the Migration Record Date;
Migrating Shares
if the Migration Resolutions are passed, and the Company satisfies the other requirements applicable to the Migration becoming effective, the Participating Securities in the Company on the Migration Record Date;

Migration or Migrate
the transfer of title to uncertificated securities of the Company, which are at the Live Date Participating Securities, to Euroclear Nominees holding on trust for Euroclear Bank with effect from the Live Date as described in this Circular and including, where the context requires, migration as described in and as envisaged by the EB Migration Guide;

Migration Resolutions	resolutions 1 to 3 proposed for consideration at the EGM as set out in the EGM Notice;
Migration Act	the Migration of Participating Securities Act 2019;
Migration Record Date	7.00 p.m. on Friday, 12 March 2021 or such other date and time as may be announced by EUI and / or Euroclear Bank to determine the holders of Participating Securities to be subject to the Migration;
Notification to Euroclear
a letter from the Company to Euroclear Bank dated 6 March 2020, notifying Euroclear Bank of the Company’s intention to seek shareholder consent in order for Participating Securities in the Company to be the subject of the Migration in accordance with the Migration Act;

Ordinary Shares	Ordinary Shares of €0.32 each in the capital of the Company;
Online Market Guide(s)	a Euroclear Bank web based resource providing specific legal and operational information for individual domestic markets;
Participating Issuer(s)	has the meaning given in the Migration Act;
Participating Securities	has the meaning given in the Migration Act;
Preference Shares	5% Cumulative Preference Shares of €1.27 each, and 7% "A" Cumulative Preference Shares of €1.27 each in the capital of the Company;
Register or Register of Members	the register of members of the Company, maintained pursuant to section 169 of the Companies Act;
Relevant Issuers	Participating Issuers that have complied with the necessary formalities for the Migration to occur under the Migration Act;
Resolutions	resolutions 1 to 6 proposed for consideration at the EGM as set out in the EGM Notice;
Royal Decree No. 62	Belgian Royal Decree No. 62 of 10 November 1967, on the deposit of fungible financial instruments and the settlement of transactions involving such instruments;
Section 6(4) Notice	the notice published by the Company in accordance with section 6(4) of the Migration Act;
Securities Clearance Account	an account in the name of an EB Participant with the Euroclear System;
Shares	the Ordinary Shares and the Preference Shares;
Shareholder(s)	holders of Shares;
SRD II	Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement;
TCA	the Taxes Consolidation Act 1997 (as amended);
UK CREST Regulations	the Uncertificated Securities Regulations 2001 of the United Kingdom;
UK Listing Rules	the Listing Rules made by the FCA under Part VI of the UK Financial Services and Markets Act 2000 (as amended);
uncertificated or in uncertificated form
a share recorded on the relevant register of the share or security concerned as being held in uncertificated form in a relevant system (within the meaning of the Irish CREST Regulations) or a CSD, and title to which may be transferred by means of a relevant system or a securities settlement system (as defined in the CSDR) operated by a CSD;

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland; and
United States or US	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

Unless otherwise stated, all reference to time in this Circular are to Irish time.

APPENDIX 1

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

OF

CRH PLC (THE “COMPANY”)

NOTICE is hereby given that an Extraordinary General Meeting (“EGM”) of the Company will be held at Stonemason’s Way, Dublin 16 Ireland, on 9 February 2021 at 11.00 a.m. for the following purposes:

For the holders of the Ordinary Shares and the Preference Shares to consider and, if thought fit, to pass the resolutions 1 to 3 below:

1.
Special resolution within the meaning of sections 4, 5 and 8 of the Migration of Participating Securities Act 2019

“WHEREAS:-

(a)
the Company has notified Euroclear Bank SA/NV (“Euroclear Bank”) by a letter dated 14 December 2020 of the proposal that the relevant Participating Securities in the Company are to be the subject of the Migration, in accordance with the Migration of Participating Securities Act 2019 (the “Migration Act”);

(b)
the Company has received a statement in writing from Euroclear Bank dated 15 December 2020 (as required by section 5(6)(a) of the Migration Act) to the effect that the provision of the services of Euroclear Bank’s settlement system to the Company will, on and from the Live Date, be in compliance with Article 23 of Regulation (EU) No 909/2014 of the European Parliament and of the Council of 23 July 2014 (“CSDR”); and

(c)
the Company has received the statement from Euroclear Bank dated 15 December 2020 (as required by section 5(6)(b) of the Migration Act) to the effect that following:

(i)
such inquiries as have been made of the Company by Euroclear Bank; and

(ii)
the provision of such information by or on behalf of the Company, in writing, to Euroclear Bank as specified by Euroclear Bank,

Euroclear Bank is satisfied that the relevant Participating Securities in the Company meet the criteria stipulated by Euroclear Bank for the entry of the Participating Securities into the settlement system operated by Euroclear Bank.

IT IS HEREBY RESOLVED that this meeting approves of the Company giving its consent to the Migration of the Migrating Shares to Euroclear Bank’s central securities depository (which is authorised in Belgium for the purposes of CSDR) on the basis that the implementation of the Migration shall be determined by and take effect subject to a resolution of the board of directors of the Company (or a committee thereof) at its discretion and provided that as part of the Migration the title to the Migrating Shares will become and be vested in Euroclear Nominees Limited,  being a company incorporated under the laws of England and Wales with registration number 02369969, acting in its capacity as the trustee for and/or nominee of Euroclear Bank pursuant to the Euroclear Bank Trust Deed for the purpose of the Migrating Shares being admitted to the Euroclear System. It being understood that:-

“Circular” means the circular issued by the Company to its shareholders dated 15 January 2021;

“Euroclear System” has the same meaning as defined in the Circular;

“Euroclear Bank Trust Deed” means has the same meaning as defined in the Circular;

“Live Date” has the same meaning as defined in the Circular;

“Migration” has the same meaning as defined in the Circular;

“Migrating Shares” has the same meaning as defined in the Circular;

“Participating Securities” has the same meaning as defined in the Circular; and

“relevant Participating Securities” means all Participating Securities recorded in the register of members of the Company on the Live Date.”

2.
Special resolution for the purposes of the Companies Act 2014

“That, subject to the adoption of Resolution 1 in the notice of this meeting and subject to the board of directors of the Company (or a committee thereof) adopting a resolution to implement the Migration (as described in Resolution 1 in the notice of this meeting), the copy of the Articles of Association of the Company (entitled the “Resolution 2 Version”) which have been signed at this meeting by the Chairman of this meeting for identification purposes and which have been available for inspection on the Company’s website as set out in section 9 of Part 1 of the Circular referred to in such Resolution 1, be approved and adopted as the new Articles of Association of the Company on and with effect from date specified by the directors (or a committee thereof) for the commencement of the implementation of the Migration.”

3.
Special resolution for the purposes of the Companies Act 2014

“That, subject to the adoption of Resolutions 1 and 2 in the notice of this meeting, the Company be and is hereby authorised and instructed to:

(a)
take any and all actions which the directors of the Company (or a committee thereof), in their absolute discretion, consider necessary or desirable to implement the Migration and/or the matters in connection with the Migration referred to in the Circular (including the procedures and processes described in the EB Migration Guide (as amended from time to time)); and

(b)
appoint any persons as attorney or agent for the holders of the Migrating Shares to do any and all things, including the execution and delivery of all such documents and/or instructions as may, in the opinion of the attorney or agent, be necessary or desirable to implement the Migration and/or the matters in connection with the Migration referred to in the Circular (including the procedures and processes described in the EB Migration Guide (as amended from time to time)) including:

(i)
instructing Euroclear Bank and/or Euroclear Nominees to credit the interests of the holders of the Migrating Shares in the Migrating Shares (i.e. the Belgian Law Rights representing the Migrating Shares to which such holder was entitled) to the account of the CREST Nominee (CIN (Belgium) Limited) in the Euroclear System, as nominee and for the benefit of the CREST Depository (or the account of such other nominee(s) of the CREST Depository as it may determine);

(ii)
any action necessary or desirable to enable the CREST Depository to hold the interests in the Migrating Shares referred to in sub-paragraph (i) above on trust pursuant to the terms of the CREST Deed Poll or otherwise and for the benefit of the holders of the CREST Depository Interests (“CDIs”) (being the relevant holders of the Migrating Shares);

(iii)
any action necessary or desirable to enable the issuance of CDIs by the CREST Depository to the relevant holders of the Migrating Shares, including any action deemed necessary or desirable in order to authorise Euroclear Bank, the CREST Nominee and/or any other relevant entity to instruct the CREST Depository and/or EUI to issue the CDIs to the relevant holders of the Migrating Shares pursuant to the terms of the CREST Deed Poll or otherwise; and

(iv)
the release by the Company’s Registrar, the Secretary of the Company and/or EUI of such personal data of a holder of Migrating Shares to the extent required by Euroclear Bank, the CREST Depository and/or EUI to effect the Migration and the issue of the CDIs.

It being understood that capitalised terms used in this Resolution shall have the meaning given to them in the Circular (as defined in Resolution 1 in the notice of this meeting).”

For the holders of the Ordinary Shares to consider and, if thought fit, to pass resolutions 4 to 6 below:

4.
Special Resolution for the purposes of the Companies Act 2014

“That, a new Article 51 (d) be and is hereby inserted in the Articles of Association of the Company as follows:

51 (d)
The Income Shares in the issued share capital of the Company are deemed to have been surrendered to the Company for nil consideration with effect from the close of business on 9 February 2021 and the Directors be and are hereby authorised and instructed to take any and all actions on behalf of both the Company and the holders of the Income Shares to effect such surrender and the cancellation of the Income Shares.”

5.
Ordinary Resolution for the purposes of the Companies Act 2014

“That, subject to the approval of Resolution 4 in the notice of this meeting and immediately following the cancellation of the Income Shares, the authorised share capital of the Company be and is hereby diminished by €25,000,000 from €426,297,940 to €401,297,940 divided into 150,000 5% Cumulative Preference Shares of €1.27 each, 872,000 7% "A" Cumulative Preference Shares of €1.27 each, and 1,250,000,000 Ordinary Shares of €0.32 each.”

6.
Special Resolution for the purposes of the Companies Act 2014

“That:

(i)
subject to the approval of Resolution 4 in the notice of this meeting and immediately following the cancellation of the Income Shares, the Articles of Association of the Company be and are hereby amended by the deletion of all references to the Income Shares as shown by the deletion indicated in the copy of the Articles of Association of the Company (entitled the “Resolution 6 Version”) which have been signed at this meeting by the Chairman of this meeting for identification purposes and which have been available for inspection on the Company’s website as set out in section 9 of Part 1 of the Circular referred to in Resolution 1; and

(ii)
subject to the approval of Resolution 2 and Resolution 4 in the notice of this meeting, all such deletions of the references to the Income Shares are also to be effective as if they formed part of the amendments made by Resolution 2 so that such deletions (including any consequential renumbering of Articles and cross reference to Articles) are hereby included in the Articles of Association of the Company as amended by such Resolution 2 on and with effect from the date specified by the directors (or a committee thereof) for the commencement of the implementation of the Migration (as defined in Resolution 1 in the notice of this meeting).”

By order of the Board

Neil Colgan

Company Secretary

Registered Office:

42 Fitzwilliam Square,

Dublin,

D02 R279,

Ireland

15 January 2021

NOTES

1.
The holders of 5% Cumulative Preference Shares and 7% “A” Cumulative Preference Shares are being asked to vote on resolutions 1, 2 and 3 as these resolutions relate to the Migration. As resolutions 4, 5 and 6 do not affect the rights of the preference shareholders, the preference shareholders are not entitled to vote on those resolutions.

2.
In light of the ongoing impact of the Coronavirus (“COVID-19”) pandemic and related public health guidance, we encourage shareholders to submit their Forms of Proxy to ensure they can vote and be represented at the EGM without the need to attend in person.

1.
We are closely monitoring the situation and the measures advised by the Government of Ireland in relation to the ongoing COVID-19 pandemic and will endeavour to take all recommended actions into account in the conduct of the EGM. Under the current COVID-19 regulations, shareholders will not be able to attend the EGM in person. If you appoint someone other than the chairman of the meeting to be your proxy, that person is unlikely to be able to attend if the prevailing COVID-19 measures require the Company to conduct the EGM as a closed meeting.

2.
In the likely event that it is not possible to hold the EGM either in compliance with public health guidelines or applicable law or where it is otherwise considered that proceeding with the EGM as planned poses an unacceptable risk to health and safety, the EGM may be a closed meeting, adjourned or postponed to a different time and/or venue, in which case notification of such adjournment or postponement will be given in accordance with the Company’s Articles of Association. Shareholders are advised to monitor the Company’s website, www.crh.com/investors/shareholder-centre for any update announcements regarding the meeting in the context of the evolving COVID 19 pandemic.

3.
Shareholders will be provided with a facility to listen to the proceedings of the EGM remotely. To access this remote audio facility Shareholders should visit www.crh.com/investors/shareholder-centre using a smartphone, tablet or computer with an internet connection and click on the link which will be made available in advance of the EGM. Shareholders will then be prompted to enter their unique ‘Login Code’ and ‘PIN’. The Login Code is your IVC number, which is an 11 digit code is printed on the enclosed Form of Proxy. The PIN is the last 4 digits of the IVC. This will authenticate each Shareholder. Access to the audio facility will be available from 30 minutes before start of event although Shareholders will not be able to listen to the audio until the meeting is declared open. If a Shareholder wishes to appoint a proxy or to submit a Letter of Representation for a corporate representative and for them to access the virtual audio-cast of the meeting on the Shareholders’ behalf, please contact Link Registrars Limited (the “Registrars”) by telephone on +353 1 5530050*. If Shares are held within a Nominee Account and Shareholders’ wish to access the live audio-cast of the meeting, then Shareholders are required to contact their Nominee in order for them to obtain their Login Code and PIN from the Registrars for onward transmission to the Shareholder ahead of the meeting. Joint holders should contact the Registrars by telephone on +353 1 5530050* if more than one holder wishes to access the virtual audio-cast of the meeting. *Lines are open from 9.00 a.m. to 5.00 p.m. Monday to Friday, excluding Irish bank holidays.

4.
Only those members registered in the register of members of the Company at 7.00 p.m. on 7 February 2021 or if the EGM is adjourned, at 7.00 p.m. on the day that falls 48 hours before the time appointed for the adjourned meeting shall be entitled to access the live audio-cast of the meeting or to attend, speak, ask questions and in respect of the number of shares registered in their name, vote at the meeting, or if relevant, any adjournment thereof. Changes in the register after that time and date will be disregarded in determining the right of any person to attend and/or vote at the meeting or any adjournment thereof.

5.
Any member entitled to attend, speak, ask questions and vote at this meeting may exercise his or her right to vote by appointing one or more proxies. In the exceptional circumstances of the current COVID-19 pandemic, the CRH Board strongly encourages members to appoint the chairman of the meeting as their proxy, however, a member may appoint another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares that person may not be able to attend if the prevailing COVID-19 measures require the Company to conduct the EGM as a closed meeting. A Proxy Form is enclosed. Appointment of a proxy does not preclude members from attending, speaking and asking questions at the meeting should they subsequently wish to do so. Please note that proxies may be required to provide identification to attend the meeting.

6.
To be valid, Proxy Forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company’s Registrar, Link Registrars Limited, (the “Registrars”), to P.O. Box 1110, Maynooth, Co. Kildare, Ireland (if delivered by post) or to Link Registrars Limited, Block C, Maynooth Business Campus, Maynooth, Co Kildare, W23 F854, Ireland (if delivered by hand), so as to be received not later than 11 a.m. on 7 February 2021. Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the Registrars’ website, www.signalshares.com and entering CRH plc in the company name field. You will need to register for Signal Shares by clicking on “registration section” (if you have not registered previously) and following the instructions thereon. Shareholders who do not receive a Proxy Form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact the Registrars (Tel. +353 1 553 0050).

7.
CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11 a.m. on 7 February 2021. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

8.
ADR holders wishing to attend the meeting must obtain a Proxy Form from The Bank of New York Mellon (BNY), which will enable them to attend and vote on the business to be transacted. ADR holders may instruct BNY as to the way in which the shares represented by their ADSs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions given.

9.
Pursuant to Section 1105(2) of the Companies Act 2014 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those Shareholders registered in the Register of Members of the Company as at 7.00 p.m. on 7 February 2021 shall be entitled to access the live audio-cast of the EGM or to attend, speak, ask questions and vote at the EGM in respect of the number of shares registered in their name at that time.

10.
Pursuant to the Company’s Articles of Association and subject to any contrary provision in company law, Shareholders holding at least 3% of the Company’s issued share capital, representing at least 3% of the voting rights of all the members who have a right to vote at the meeting, have the right to put an item on the agenda, or table a draft resolution for an item on the agenda, of an EGM provided that notice of the item or a draft of the resolution shall have been submitted as required by Article 61 of the Company’s Articles of Association and in time for the Company to comply with the applicable notice requirements in sections 181, 191, 1098 and 1103 of the Companies Act 2014. Further information in relation to Shareholders’ rights can be obtained from the CRH website, www.crh.com.

11.
Pursuant to Section 1107 of the Companies Act 2014, shareholders have a right to ask questions related to items on the EGM agenda and to have such questions answered by the Company subject to any reasonable measures the Company may take to ensure the identification of Shareholders. The live-audio cast of the EGM will provide Shareholders with a type-based facility to submit questions remotely during the EGM. This facility can be accessed by clicking on the link which will be available to left of the main screen one you enter the live-audio cast of the meeting. In addition, Shareholders may also submit a question in writing in advance of the meeting, to be received at least two business days before the meeting (i.e. 5 February 2021) by post to the Company Secretary, CRH plc, 42 Fitzwilliam Square, Dublin 2, Ireland or by email to mail@crh.com. All correspondence should include sufficient information to identify a Shareholder on the Register of Members, for example, an IVC number, which is an 11 digit unique identifier printed on the enclosed Form of Proxy. An answer is not required if (a) an answer has already been given on the Company’s website in the form of a “Q&A” or (b) it would interfere unduly with preparation for the meeting or the confidentiality or business interests of the Company or (c) it appears to the chairman of the meeting that it is undesirable in the interests of good order of the meeting that the question be answered.

12.
Pursuant to Section 190(b) of the Companies Act 2014, where a poll is taken at the meeting, a Shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.

13.
During the EGM, should Shareholders (or their duly appointed proxies) attend in person despite the advice not to do so in the context of the ongoing COVID-19 pandemic, they may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the chairman of the meeting.

APPENDIX 2

RIGHTS OF MEMBERS OF IRISH-INCORPORATED COMPANIES UNDER THE COMPANIES ACT THAT ARE NOT DIRECTLY EXERCISABLE UNDER THE EUROCLEAR BANK SERVICE OFFERING

In order to exercise the rights listed in Appendix 2, a Former Holder must withdraw Participating Securities from Euroclear Bank, resulting in a certificated (i.e. paper) holding, in order to exercise them directly. The process for such a withdrawal (whether as an EB Participant or as a CDI holder) is set out in section 3 of Part 1 of this Circular. Please note that references to particular articles included in the table below are to the relevant article in the copy of the Articles of Association of the Company (entitled the “Resolution 2 Version”), which are available for inspection on the Company’s website.

No.	Irish legal right	Section of the Companies Act 2014	Person(s) entitled to exercise	New Article, if any, to be inserted in Articles of Association
1.	To have a copy of the constitution sent to the member	37(1)	“any member”	12(b)
2.	To object to the conversion of his shares	83(4)	“the holder”	No change to the Articles of Association. Owners will get notice of the conversion via the Euroclear system. If an owner does not want its share converted, it should withdraw the share from the CSD.
3.	To apply to Court to have a variation of share rights cancelled	89(1)	“not less than 10 per cent of the issued shares of that class, being members who did not consent to or vote in favour of the resolution for the variation”	No change to the Articles of Association.
4.	To apply to Court to have overdue share certificates issued	99(4)	“the person entitled to have the certificates”	No change to the Articles of Association.
5.	To apply to Court to have an invalid creation, allotment, acquisition or cancellation of shares received	100(2)	“any member or former member”	No change to the Articles of Association.
6.	To inspect a contract of purchase of the company’s own shares	105(8); 112(2)	“the members”	12(b)
7.	To be sent copies of representations from directors the subject of a resolution to be removed	146(6)	“every member of the company to whom notice of the meeting is sent”	12(b)
8.	To apply to Court to rectify the register of members	173(1)	“any member”	No change to the Articles of Association.
9.	To object to the holding of a general meeting outside the State	176(2)	“unless all of the members entitled to attend and vote at such meeting consent in writing”	No change to the Articles of Association.
10.	To convene an EGM	178(2)
“not less than 50 per cent (or such other percentage as may be specified in the constitution) of the paid up share capital of the company as, at that time, carries the right of voting at general meetings of the company”

12(b)
11.	To require the directors to convene an EGM	178(3) (as modified by 1101 in the case of a regulated market PLC)	“not less than 5 per cent of the paid up share capital of the company, as at the date of the deposit, of the requisition, carries the right of voting at general meetings of the company”	12(b)
12.	To apply to court for an order requiring a general meeting to be called	179(1)	“a member of the company who would be entitled to vote at a general meeting of it”	No change to the Articles of Association.
13.	To receive notice of every general meeting(1)	180(1)	“every member”	12(b)
14.	To object to the holding of a meeting on short notice	181(2)	“if it is so agreed by ... all the members entitled to attend and vote at the meeting”	No change to the Articles of Association.
15.	Ability of a body corporate to appoint a corporate representative to represent it at shareholder meetings	185(1)	“if it is a member…”	12(b)
16.	To vote at general meetings(1)	188(2)	“every member”
While section 188(2) has been disapplied by the Articles of Association, the subject matter of section 188(2) is dealt with by Article 75. The rights under the Articles of Association in relation to voting, and including proxy appointment instructions, must be received via the Euroclear System or may be exercised directly following re-materialisation.
It is noted that the EB Participant or CDI holder may also appoint itself or another person as a third party proxy in accordance with the EB Services Description.

17.	To demand a poll at a general meeting	189(2)
“(c) any member or members present in person or by proxy and representing not less than 10 per cent of the total voting rights of all the members of the company concerned having the right to vote at the meeting; or
a member or members holding shares in the company concerned conferring the right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right”

No change as all resolutions will be conducted by way of a poll.
18.	To apply to court for a declaration that a director is personally responsible for the company’s liabilities where a solvency declaration is given without reasonable grounds	210(1)	“a .... member”	No change to the Articles of Association.
19.	To apply to court to cancel certain special resolutions	211(3)
“one or more members who held, or together held, not less than 10 per cent in nominal value of the company’s issued share capital, or any class thereof, at the date of the passing of the special resolution and hold, or together hold, not less than that percentage in nominal value of the foregoing on the date of the making of the application”

No change to the Articles of Association.
20.	To apply to the court for an order where there is an instance of minority oppression	212(1)	“any member”	No change to the Articles of Association.
21.
Requirement that a scheme of arrangement be approved by a majority in number is disapplied and instead the quorum for any meeting to consider a resolution to approve a scheme of arrangement shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares, or class of issued shares, as the case may be, of the issuer. This quorum applies only so long as there are some of shares held outside an authorised CSD.

		Section 449(1) as amended by Section 1087D	A majority in number of members	No change to the Articles of Association.
22.
An offeror for the Company which already held beneficial ownership of more than 20% of the Company’s Shares will no longer be required to satisfy the additional requirement in section 458(3) of the Companies Act that the assenting shareholders in respect of the relevant scheme, contract or offer are not less than 50% in number of the holders of the relevant shares, in order for the offeror to be entitled to compulsorily acquire the Shares of any dissenting shareholders.

		Section 458(3) as amended by Section 1087E		No change to the Articles of Association.
23.
To apply to the court for an order permitting a dissenting shareholder to retain his or her shares or varying the terms of the scheme, contract or offer as they apply to that shareholder, or in a case where the offeror is bound to acquire his or her shares by virtue of section 457(7)(a) , apply to the court for an order varying the terms of the scheme, contract or offer as they apply to that dissenting shareholder

		459 (5) to (8)		No change to the Articles of Association.
24.
To apply to the court for the appointment of one or more competent inspectors to investigate the affairs of a company in order to enquire into matters specified by the court and to report on those matters in such manner as the court directs

		747(2)	“not less than 10 members of the company or a member or members holding one-tenth or more of the paid up share capital of the company	No change to the Articles of Association.
25.	To apply to the court for an order that the company or officer in default to remedy the default within such time as the court specifies.	797(3)(a)	“any member”	No change to the Articles of Association.
26.
The company may select a record date for voting at shareholder meeting provided that it is not more than 72 hours before the general meeting to which it relates. Previously, the record date may not be more than 48 hours before the meeting.

		1105(1) as amended by Section 1087G		No change to the Articles of Association.
27.	Right to put items on the agenda of the general meeting and to table draft resolutions	1104	“one or more members”	12(b)
28.	Ability to request the company to acquire his shareholding for cash	1140(1)	A “shareholder”	If an owner is opposed to the merger and wants its share acquired, it should withdraw the share from the CSD.

Note:

(1)
Rights in respect of general meetings may be exercised via the Euroclear System, subject to the terms and restrictions set out in the EB Services Description.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 15 January 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary